As filed with the Securities and Exchange Commission on May 11, 2017.

Registration Statement File No. 333-215823

Registration Statement File No. 811-08075

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

☒	Pre-Effective Amendment No. 1

☐	Post-Effective Amendment No.

and/or

REGISTRATION STATEMENT

☒	UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ Amendment No. 165

(Check appropriate box or boxes.)

Massachusetts Mutual Variable Life Separate Account I

(Exact Name of Registrant)

Massachusetts Mutual Life Insurance Company

(Name of Depositor)

1295 State Street, Springfield, Massachusetts 01111

(Address of Depositor’s Principal Executive Offices)

(413) 788-8411

(Depositor’s Telephone Number)

John E. Deitelbaum

Senior Vice President and Deputy General Counsel

Massachusetts Mutual Life Insurance Company

1295 State Street

Springfield, Massachusetts 01111

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement

It is proposed that this filing will become effective on [                        ]

This Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

A registration statement relating to these securities has been filed with the SEC, but has not yet become effective. The information in this prospectus is not complete and may be amended. We may not sell these securities nor may we accept offers to buy these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any state that does not permit the offer or sale.

MassMutual ElectrumSM

Issued by Massachusetts Mutual Life Insurance Company

Massachusetts Mutual Variable Life Separate Account I

This prospectus describes a flexible premium variable adjustable life insurance policy (policy) offered by Massachusetts Mutual Life Insurance Company (MassMutual or Company). The policy is not currently available for sale in New York. The policy provides lifetime insurance protection for as long as it remains in force.

The Policy Owner (you or your) has a number of investment choices in this policy. They include a Guaranteed Principal Account (GPA) and more than 100 investment divisions (Divisions) of a segment of Massachusetts Mutual Variable Life Separate Account I (Separate Account). Each of the Divisions invests in a corresponding fund (Fund). Policy Owners may invest in a maximum of 25 Divisions and the GPA at any given time. These Funds are listed on the following page.

You bear the investment risk of any premium allocated to these investment Funds. The death benefit may vary and the Surrender Value will vary depending on the investment performance of the Funds you select.

The prospectus describes all material terms and features of the policy. All material state variations are disclosed in the prospectus.

The policy provides life insurance protection. It is not a way to invest in mutual funds. Replacing any existing life insurance policy with this policy or financing the purchase of the policy through a loan or through withdrawals from another policy may not be to your advantage. Before purchasing, you should consider the policy in conjunction with other insurance you own.

The policy:

•	is not a bank or credit union deposit or obligation.
•	is not FDIC or NCUA insured.
•	is not insured by any federal government agency.
•	is not guaranteed by any bank or credit union.
•	may go down in value.
•	provides guarantees that are subject to our financial strength and claims-paying ability.

This prospectus is not an offer to sell the policy in any jurisdiction where it is illegal to offer the policy nor is it an offer to sell the policy to anyone to whom it is illegal to offer the policy.

To learn more about the policy, you can obtain a copy of the Statement of Additional Information (SAI). The SAI is incorporated into this prospectus by reference and is legally a part of this prospectus. We filed the SAI with the Securities and Exchange Commission (SEC). The SEC maintains a website (www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC.

For a free copy of the SAI, other information about this policy, or general inquiries, contact our Administrative Office at the address and phone number below:

Massachusetts Mutual Life Insurance Company

LCM Document Management Hub

1295 State Street

P.O. Box 2488

Springfield, MA 01101-2488

1-800-548-0073

(Fax) 1-860-562-6154

(E-mail) LCMClientServices@massmutual.com

www.massmutual.com

You may request a free personalized illustration of death benefits, Surrender Values, and Account Values from your registered representative or by calling our Administrative Office.

The SEC has not approved or disapproved this policy or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

Please read this prospectus carefully before investing. You should keep it for future reference.

Effective [    ], 2017

Massachusetts Mutual Variable Life Separate Account I

You may allocate premium to any of the Divisions in the Separate Account, and the Separate Account will purchase equivalent shares in the corresponding Funds listed below. You may also allocate premium to the GPA. You may maintain Account Value in a total of 25 Divisions and the GPA at any one time.

We will deliver to you copies of the current Fund prospectuses and/or summary prospectuses, which contain detailed information about the Funds and their investment objectives, strategies, policies, risks and expenses. You may also visit our website (www.massmutual.com) to access this prospectus, as well as the current Fund prospectuses and summary prospectuses, or contact our Administrative Office to request copies. The Separate Account invests in the following Funds.

AIM Variable Insurance Funds

(Invesco Variable Insurance Funds)

Invesco V.I. American Franchise Fund (Series I)

Invesco V.I. Comstock Fund (Series I)

Invesco V.I. Diversified Dividend Fund (Series I)

Invesco V.I. Global Real Estate Fund (Series I)

Invesco V.I. International Growth Fund (Series I)

Invesco V.I. Mid Cap Growth Fund (Series I)

Invesco V.I. Small Cap Equity Fund (Series I)

American Century Variable Portfolios, Inc.

American Century VP Capital Appreciation Fund (Class I)

American Century VP International Fund (Class I)

American Century Variable Portfolios II, Inc.

American Century VP Inflation Protection Fund (Class II)

BlackRock Variable Series Funds, Inc.

BlackRock Basic Value V.I. Fund (Class I)

BlackRock High Yield V.I. Fund (Class I)

BlackRock Total Return V.I. Fund (Class I)

Delaware VIP® Trust

Delaware VIP® Emerging Markets Series (Service Class)

Delaware VIP® Small Cap Value Series (Service Class)

Dreyfus Investment Portfolios

Dreyfus MidCap Stock Portfolio (Service Shares)

Eaton Vance Variable Trust

Eaton Vance VT Floating-Rate Income Fund (ADV Class)

Fidelity® Variable Insurance Products Fund

Fidelity® VIP Contrafund® Portfolio (Initial Class)

Fidelity® VIP Freedom 2020 Portfolio (Service Class)

Fidelity® VIP Freedom 2025 Portfolio (Service Class)

Fidelity® VIP Freedom 2030 Portfolio (Service Class)

Fidelity® VIP Freedom 2035 Portfolio (Service Class)

Fidelity® VIP Freedom 2040 Portfolio (Service Class)

Fidelity® VIP Freedom 2050 Portfolio (Service Class)

Fidelity® VIP Growth Portfolio (Service Class)

Fidelity® VIP Overseas Portfolio (Initial Class)

Fidelity® VIP Real Estate Portfolio (Service Class)

Franklin Templeton Variable Insurance Products Trust

Franklin Mutual Global Discovery VIP Fund (Class 2)

Franklin Small Cap Value VIP Fund (Class 2)

Franklin Strategic Income VIP Fund (Class 2)

Templeton Global Bond VIP Fund (Class 1)

Goldman Sachs Variable Insurance Trust

Goldman Sachs Core Fixed Income Fund (Service)

Goldman Sachs Growth Opportunities Fund (Service)

Goldman Sachs Mid Cap Value Fund (Institutional)

Goldman Sachs Small Cap Equity Insights Fund (Institutional)

Goldman Sachs Strategic International Equity Fund (Institutional)

Ivy Variable Insurance Portfolios

Ivy VIP Asset Strategy Portfolio (Class II)

Ivy VIP Science and Technology Portfolio (Class II)

JPMorgan Insurance Trust

JPMorgan Insurance Trust Small Cap Core Portfolio (Class 1)

JPMorgan Insurance Trust U.S. Equity Portfolio (Class 1)

Lord Abbett Series Fund, Inc.

Lord Abbett Developing Growth Portfolio (Class VC)

Lord Abbett Mid Cap Stock Portfolio (Class VC)

MFS® Variable Insurance Trust

MFS® Growth Series (Initial Class)

MFS® Utilities Series (Initial Class)

MFS® Value Series (Initial Class)

MFS® Variable Insurance Trust II

MFS® Blended Research Core Equity Portfolio (Initial Class)

MFS® Government Securities Portfolio (Initial Class)

MFS® International Value Portfolio (Initial Class)

MFS® Variable Insurance Trust III

MFS® Global Real Estate Portfolio (Initial Class)

MFS® MidCap Value Portfolio (Initial Class)

MML Series Investment Fund

MML Aggressive Allocation Fund (Initial Class)

MML American Funds® Core Allocation Fund (Service Class I)

MML American Funds® Growth Fund (Service Class I)

MML American Funds® International Fund (Service Class I)

MML Balanced Allocation Fund (Initial Class)

MML Blue Chip Growth Fund (Initial Class)

MML Conservative Allocation Fund (Initial Class)

MML Equity Income Fund (Initial Class)

MML Equity Index Fund (Service Class I)

MML Focused Equity Fund (Class II)

MML Foreign Fund (Initial Class)

MML Fundamental Growth Fund (Class II)

MML Fundamental Value Fund (Class II)

MML Global Fund (Service Class I)

MML Growth Allocation Fund (Initial Class)

MML Growth & Income Fund (Initial Class)

MML Income & Growth Fund (Initial Class)

MML International Equity Fund (Class II)

MML Large Cap Growth Fund (Initial Class)

MML Managed Volatility Fund (Initial Class)

MML Mid Cap Growth Fund (Initial Class)

MML Mid Cap Value Fund (Initial Class)

MML Moderate Allocation Fund (Initial Class)

MML Small Cap Growth Equity Fund (Initial Class)

MML Small Company Value Fund (Class II)

MML Small/Mid Cap Value Fund (Initial Class)

MML Total Return Bond Fund (Class II)

MML Series Investment Fund II

MML Blend Fund (Initial Class)

MML Dynamic Bond Fund (Class II)

MML Equity Fund (Initial Class)

MML High Yield Fund (Class II)

MML Inflation-Protected and Income Fund (Initial Class)

MML Managed Bond Fund (Initial Class)

MML Short-Duration Bond Fund (Class II)

MML Small Cap Equity Fund (Initial Class)

MML Strategic Emerging Markets Fund (Class II)

MML U.S. Government Money Market Fund (Initial Class)

Oppenheimer Variable Account Funds

Oppenheimer Discovery Mid Cap Growth Fund/VA (Non-Service)

Oppenheimer Global Fund/VA (Non-Service)

Oppenheimer Global Multi-Alternatives Fund/VA (Non-Service)

Oppenheimer Global Strategic Income Fund/VA (Non-Service)

Oppenheimer International Growth Fund/VA (Non-Service)

Oppenheimer Main Street Fund®/VA (Non-Service)

PIMCO Variable Insurance Trust

PIMCO All Asset Portfolio (Administrative Class)

PIMCO CommodityRealReturn® Strategy Portfolio (Advisor Class)

PIMCO Emerging Markets Bond Portfolio (Advisor Class)

PIMCO Global Bond Portfolio (Unhedged) (Administrative Class)

PIMCO High Yield Portfolio (Administrative Class)

PIMCO Long-Term U.S. Government Portfolio (Administrative Class)

PIMCO Real Return Portfolio (Administrative Class)

PIMCO Total Return Portfolio (Administrative Class)

T. Rowe Price Fixed Income Series, Inc.

T. Rowe Price Limited-Term Bond Portfolio (Class I)

Voya Variable Portfolios, Inc.

Voya International Index Portfolio (Class S)

Voya Russell™ Mid Cap Index Portfolio (Class S)

Voya Russell™ Small Cap Index Portfolio (Class S)

Summary of Benefits and Risks

The following is a summary of the principal benefits and risks of the policy. It is only a summary. Additional information on the policy’s benefits and risks can be found in the later sections of this prospectus.

Benefits of the Policy

Death Benefit	The primary benefit of your policy is life insurance coverage. While the policy is in force, which means the policy has not terminated, a death benefit will be paid to the Beneficiary when the Insured dies.
Choice of Death Benefit Options

The policy offers three death benefit options. Each is the greater of the Minimum Death Benefit* in effect on the date of death, or:

1. Death Benefit Option 1 (level amount option): The Base Selected Face Amount in effect on the date of death

2. Death Benefit Option 2 (return of Account Value option): The Base Selected Face Amount in effect on the date of death plus the Account Value on the date of death

3. Death Benefit Option 3 (return of premium option): The greater of: (i) the Base Selected Face Amount in effect on the date of death, or (ii) the Base Selected Face Amount in effect on the date of death plus the sum of all premiums paid, less withdrawals.

The death benefit we pay will be reduced by any outstanding Policy Debt and any unpaid premium needed to avoid policy termination.

*The Minimum Death Benefit is the minimum amount of death benefit needed for a policy to qualify as life insurance under Section 7702 of the Internal Revenue Code of 1986, as amended (IRC). It is calculated by multiplying the Account Value by the applicable Minimum Death Benefit percentage. See “Minimum Death Benefit” in the “Death Benefit” section for more information.

Right to Return the Policy	You have ten days (20 days in North Dakota and 45 days for Policy Owners over the age of 60 in California) after the policy is issued during which you can cancel the policy and receive a refund (Free-Look). See “Your Right to Return the Policy” in the “Purchasing a Policy” section for more information.
Variable Investment Choices	The policy offers a choice of more than 100 Divisions within its Separate Account. Each Division invests in shares of a designated investment Fund. You may invest in a maximum of 25 Divisions at a time.
Guaranteed Principal Account	In addition to the above mentioned variable investment choices, you may also allocate Net Premiums to the GPA. Amounts allocated to the GPA are guaranteed and earn interest daily. Certain restrictions apply to transfers to and from the GPA. The GPA is part of the Company’s General Investment Account and is subject to the Company’s financial strength and claims paying ability.
Flexibility

The policy is designed to be flexible to meet your specific life insurance needs. Within limitations, you can:

• choose the timing, amount and frequency of premium payments;

• change the death benefit option;

• increase or decrease the Base Selected Face Amount;

• change the Policy Owner or Beneficiary; and

• change your investment selections.

Transfers	Within limitations, you may transfer Account Value among the Divisions and the GPA. Limitations on transfers are described in the “Risks of the Policy” table and the “Policy Transactions” section.
Surrenders and Withdrawals	You may surrender your policy, and we will pay you its Surrender Value. You may also withdraw a part of the Surrender Value. A Withdrawal will reduce your Account Value, may increase the risk that the policy will terminate, and may reduce the Base Selected Face Amount of your policy. Surrenders and Withdrawals may result in adverse tax consequences.
Loans	You may take a loan on the policy. The policy secures the loan. Taking a loan may have adverse tax consequences and will increase the risk that your policy may terminate.
Assignability	You may assign the policy as collateral for a loan or other obligation subject to our approval.
Tax Benefits	You are generally not taxed on the policy’s earnings until you withdraw Account Value from your policy. This is known as tax deferral. Your Beneficiary may receive the death benefit free of income tax. The policy is intended to qualify under IRC Section 7702 under either the Cash Value Accumulation Test or Guideline Premium Test.
Additional Benefits	There are a number of additional benefits you may add to your policy by way of riders. The riders available with this policy are listed in the “Other Benefits Available Under the Policy” section. An additional charge may apply if you elect a rider.

Risks of the Policy

Investment Risks	The value of your policy will fluctuate with the performance of the Divisions you select. Each Fund in which a Division invests has its own investment objectives. Your Divisions may decline in value or they may not perform to your expectations. You bear the investment risk of any Account Value allocated to the Divisions. It is possible you could lose your entire investment, and your policy could terminate without value.
Suitability	Variable life insurance is designed to help meet long-term financial goals. It is not suitable as a vehicle for short-term savings. You should not purchase the policy if you will need all or part of the Surrender Value in a short period of time.
Policy Termination	Your policy could terminate if the value of the policy becomes too low to support the policy’s monthly charges or if total Policy Debt exceeds the Account Value. Poor investment performance of the Funds selected by the Policy Owner and the deduction of the policy fees and monthly charges may result in termination of the policy even if all planned annual premiums are timely paid. Before the policy terminates, however, you will have a Grace Period during which you will be notified in writing that your coverage may terminate unless you pay additional premium. Termination of your policy may result in adverse tax consequences.
Limitations on Access to Cash Value

• Withdrawals are not available during the first Policy Year.

• The minimum Withdrawal amount is $100.

• The maximum Withdrawal amount is equal to 90% of the Account Value, less Policy Debt, less an amount equal to the most recent monthly charges multiplied by an amount equal to one plus the number of Monthly Calculation Dates remaining until the next Policy Anniversary Date.

• A Withdrawal charge equal to the lesser of 2% of the amount you withdraw or $25 will be deducted from the amount of the Withdrawal.

Limitations on Transfers

• Transfers from the GPA are generally limited to one per Policy Year and may not exceed 25% of your Account Value in the GPA (less any Policy Debt).

• You may maintain Account Value in a maximum of 25 Divisions and the GPA at any one time.

• We reserve the right to restrict or reject transfers if we determine the transfers reflect frequent trading or a market timing strategy, or we are required to restrict or reject by the applicable fund.

• We reserve the right to charge a transfer fee for each transfer after the twelfth transfer per Policy Year.

Impact of Loans	Taking a loan from your policy may increase the risk that your policy will terminate. It will have a permanent effect on the policy’s cash Surrender Value and will reduce the death proceeds. Also, policy termination with an outstanding loan can result in adverse tax consequences.
Withdrawals	A Withdrawal will reduce your policy’s Account Value by the amount withdrawn, including the Withdrawal fee. If the policy’s Account Value is reduced to a point where it cannot meet a monthly deduction, your policy may terminate. A Withdrawal may also reduce your Base Selected Face Amount and may have adverse tax consequences.
Adverse Tax Consequences

Certain transactions (including but not limited to Withdrawals, surrenders and loans) may lead to a taxable event. Under certain circumstances (usually if your premium payments in the first seven years or less exceed specified limits), your policy may become a “Modified Endowment Contract” (MEC). Under federal tax law, loans, collateral assignments, withdrawals, and other pre-death distributions received from a MEC policy are taxed as income first and recovery of cost basis second. Also, distributions includible in income received before you attain age 59 1⁄2 may be subject to a 10% penalty.

Existing tax laws that affect this policy may change at any time. Refer to the “Federal Income Tax Considerations” section.

Policy Charge Changes	We have the right to increase certain policy and rider charges; however, the charges will not exceed the maximum charges identified in the fee tables. If we increase a policy or rider charge, you may need to increase the amount and/or frequency of your premiums to keep your policy in force. The Company will notify the Policy Owner of any such changes through a prospectus supplement.
Fund Risk	The type of investments that a Fund makes will also create risk. A comprehensive discussion of the risks of each of the Funds may be found in that Fund’s prospectus. You should read the Fund’s prospectus carefully before investing.

Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. A more detailed description of these fees can be found in the “Charges and Deductions” section of this prospectus.

Transaction Fees

This table describes fees and expenses that you will pay at the time you pay premium, take Account Value out of the policy, make transfers among the Divisions and the GPA or substitute the Insured under the terms of the policy.

Charge	When Charge is Deducted	Amount Deducted
Premium Load Charge	When you pay premium	Maximum: 10% of each premium payment	Current: Below Target [1] 5.55% of each premium payment Above Target [1] 2.30% of each premium payment
Withdrawal Charge	When you withdraw a portion of your Account Value from the policy	Maximum: 2% of the amount withdrawn, not to exceed $25 per Withdrawal	Current: 2% of the amount withdrawn, not to exceed $25 per Withdrawal
Transfer Charge	Upon each transfer after the first 12 transfers in a Policy Year	Maximum: $10 per transfer	Current: $0 per transfer
Substitute Insured Charge	If Policy Owner elects to substitute a new Insured	Maximum: $75	Current: $75

1	The “Target” premium for a policy establishes a threshold for a policy’s premium loads. If you pay premiums that are below the Target premium, your premium loads will be higher, as a percentage of premiums paid, than if you pay premiums that exceed the Target premium. We set the Target premium on the policy’s Issue Date. The amount of the Annual Target Premium depends on: (i) the Initial Base Selected Face Amount of the policy; (ii) the Insured’s issue age; (iii) the Insured’s gender; and (iv) the Insured’s tobacco use classification. A table showing the annual Target premiums at certain ages for a policy with a Base Selected Face Amount of $100,000 in all years can be found in the “Premiums” section.

Periodic Charges Other than Fund Operating Expenses

This table describes the fees and expenses that you will pay periodically, other than Fund operating expenses, during the time that you own the policy.

Charge	When Charge is Deducted	Amount Deducted
Administrative Charge	Monthly, on the policy’s Monthly Calculation Date	Maximum: • $9.00 per month	Current: • $5.00 per month
Cost of Insurance Charge [1,2]	Monthly, on the policy’s Monthly Calculation Date	Maximum: • $27.87 per $1000 of Insurance Risk	Minimum: • $0.01 per $1000 of Insurance Risk
Cost of Insurance Charge for a 45 year old non-smoker in the standard risk classification, with Death Benefit Option 1. [3]	Monthly, on the policy’s Monthly Calculation Date	• $0.04 per $1000 of Insurance Risk
Base Face Amount Charge	Monthly, on the policy’s Monthly Calculation Date	Maximum: • $0.05 per $1000 of Base Selected Face Amount	Current: Policy Years 1-2: • $0.05 per $1000 of Base Selected Face Amount Policy Years 3+: • $0.03 per $1000 of Base Selected Face Amount

Charge	When Charge is Deducted	Amount Deducted
Mortality & Expense Risk Charge [4]	Monthly, on the policy’s Monthly Calculation Date	Maximum Annual Rate: • 0.90% of the policy’s Variable Account Value

Current Annual Rate:

Policy Years 1-5:

• 0.25% of the policy’s
Variable Account Value

Policy Years 6-15:

• 0.20% of the policy’s
Variable Account Value

Policy Years 16+:

• 0.10% of the policy’s
Variable Account Value

Loan Interest Rate Expense Charge [5]	Reduces the interest we credit on the loaned value. We credit the loan interest daily.	Maximum Annual Rate: • 3.00% of loaned amount	Current Annual Rate: Policy Years 1-10: • 1.00% of loaned amount Policy Years 11+: • 0% of loaned amount

1	These cost of insurance charge rates may not be representative of the rates that a typical Policy Owner will pay. These rates may vary by a number of factors, including but not limited to, the Insured’s issue age, Policy Year, tobacco use classification and risk classification. If you would like information on the cost of insurance charge rates for your particular situation, you can request a personalized illustration from your registered representative or by calling our Administrative Office at 1-800-548-0073.

2	The maximum cost of insurance charge rates are based on 100% of the ultimate 2001 Commissioners’ Standard Ordinary (2001 CSO), Age-Last Birthday, Gender and Smoker Distinct Table. For policies issued in Montana, the maximum cost of insurance rates are based on 100% of the ultimate 2001 Commissioners’ Standard Ordinary (2001 CSO), Age-Last Birthday, Unisex and Smoker Distinct Table.

3	The rates shown for “representative insured” are first year rates only.

4	The monthly Mortality & Expense Risk Charge is deducted from the then current Account Values in the Divisions of the Separate Account. This charge will be determined by multiplying one-twelfth of the Mortality & Expense Risk Charge Percentage by the Account Values in the Divisions of the Separate Account.

5	We charge interest on policy loans, but we also credit interest on the cash value we hold as collateral on policy loans. The Loan Interest Rate Expense Charge represents the difference (cost) between the loan interest rate we charge and the interest credited on loaned amounts.

Rider Charges

This table describes: (1) charges you will pay at the time you exercise a rider; and (2) any ongoing charges associated with a rider.

Rider Charge	When Charge is Deducted	Amount Deducted
Overloan Protection Rider	Once, upon activation of the rider	Maximum percentage of Account Value: [1] • 3.71%	Minimum percentage of Account Value: [1] • 1.02%
Overloan Protection Rider charge for an 80 year old	Once, upon activation of the rider	3.19% of Account Value
Waiver of Monthly Charges Rider [2]	Monthly, on the policy’s Monthly Calculation Date	Maximum rate per $100 of Monthly Deduction: [3] • $11.98	Minimum rate per $100 of Monthly Deduction: [3] • $4.55
Waiver of Monthly Charges Rider charge for a 45 year old male, non-smoker, in the standard risk classification	Monthly, on the policy’s Monthly Calculation Date	Rate per $100 of Monthly Deduction: [3] • $10.29
Supplemental Monthly Term Insurance Rider (Cost of Insurance Charge) [4,5]	Monthly, on the policy’s Monthly Calculation Date	Maximum: • $36.72 per $1000 of Insurance Risk	Minimum: • $0.01 per $1000 of Insurance Risk
Supplemental Monthly Term Insurance Rider (Cost of Insurance Charge) for a 45 year old male, non-smoker, in the standard risk classification[6]	Monthly, on the policy’s Monthly Calculation Date	• $0.04 per $1000 of Insurance Risk
Supplemental Monthly Term Insurance Rider (Face Amount Charge)	Monthly, on the policy’s Monthly Calculation Date	Maximum: • $0.05 per $1000 Term Selected Face Amount	Current: Policy Years 1-2: • $0.05 per $1000 Term Selected Face Amount Policy Years 3+: • $0.03 per $1000 Term Selected Face Amount

Rider Charge	When Charge is Deducted	Amount Deducted
Cash Surrender Value Enhancement Rider	When you pay premium	Maximum: Years 1-7: • 1.00% of each premium payment Years 8+: • 0.00%	Current: Policy Years 1-7: • 0.50% of each premium payment Policy Years 8+: • 0.00%

1	The charge is assessed once at the time the Overloan Protection Rider is activated. The applicable percentage of Account Value varies by Attained Age, 75-95.

2	The charges for the waiver of monthly charges rider vary by Attained Age. The rider charges may not be representative of the charges that a particular Policy Owner will pay. If you would like information on the charges for your particular situation for the waiver of monthly charges rider charges, you can request a personalized illustration from your registered representative by calling our Administrative Office at 1-800-548-0073.

3	The policy’s “monthly deduction” is the sum of the following current monthly charges: (a) cost of insurance charge for the base coverage, (b) policy administrative charge, (c) base face amount charge, and (d) any applicable rider charges.
4	These cost of insurance charge rates may not be representative of the rates that a typical Policy Owner will pay. These rates may vary by a number of factors, including but not limited to, the Insured’s issue age, Policy Year, tobacco use classification and risk classification. If you would like information on the cost of insurance charge rates for your particular situation, you can request a personalized illustration from your registered representative or by calling our Administrative Office at 1-800-548-0073.

5	The maximum cost of insurance rates are based on 125% of the ultimate 2001 Commissioners’ Standard Ordinary (2001 CSO), Age-Last Birthday, Gender and Smoker Distinct Table. For policies issued in Montana, the maximum cost of insurance rates are based on 125% of the ultimate 2001 Commissioners’ Standard Ordinary (2001 CSO), Age-Last Birthday, Unisex and Smoker Distinct Table.

6	The rates shown for the “representative insured” are first year rates only.

Annual Fund Operating Expenses

While you own the policy, if your assets are invested in any of the Divisions, you will be subject to the fees and expenses charged by the Fund in which that Division invests. The table below shows the minimum and maximum total operating expenses charged by any of the Funds, expressed as a percentage of average net assets, for the year ended December 31, 2016 (before any waivers or reimbursements).1 Current and future expenses may be higher or lower than those shown. More detail concerning each Fund’s fees and expenses that you may periodically be charged during the time that you own the policy is contained in each Fund prospectus.

Charge	Minimum	Maximum
Total Annual Fund Operating Expenses that are deducted from fund assets, including management fees, distribution, and/or 12b-1 fees, and other expenses.	0.39%	1.60%

1	The Fund expenses used to prepare this table were provided to us by the Funds. We have not independently verified such information provided to us by Funds that are not affiliated with us.

The information above describes the fees and expenses you pay related to the policy. For information on compensation we receive from the Funds and their advisers and sub-advisers, see “Investment Choices – Compensation We Receive from Funds, Advisers and Sub-Advisers.” For information on compensation we pay to broker-dealers selling the policy, see “Other Information – Distribution.”

Index of Special Terms

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the policy, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term.

Page
Account Value	24
Accumulation Unit	25
Administrative Office	1
Annual Target Premium	15
Attained Age	32
Base Selected Face Amount	11
Beneficiary	12
Case	12
Claims Paying Ability	55
Division	17
Free-Look	13
Fund	17
General Investment Account	24
Good Order	11
Grace Period	26
Initial Base Selected Face Amount	13
Insurance Risk	15, 40, 41
Insured	12
Issue Date	13
Minimum Case Premium	14
Minimum Death Benefit	5, 31
Minimum Net First Policy Premium	14
Modified Endowment Contract (MEC)	49
Monthly Calculation Date	40
Net Investment Experience	25
Net Premium	16
Paid-up Policy Date	52
Planned Annual Premium	14
Policy Anniversary	13
Policy Date	13
Policy Debt	30
Policy Debt Limit	31
Policy Owner	12
Policy Year	15
Separate Account	16
Surrender Value	29

Page
Term Selected Face Amount	42
Total Disability	46
Total Selected Face Amount	44
Valuation Date	12
Variable Account Value	25
Withdrawal	29
Written Request	11
7-pay test	49

The Company

In this prospectus, the “Company,” “we,” “us,” and “our” refer to Massachusetts Mutual Life Insurance Company (MassMutual). MassMutual and its domestic life insurance subsidiaries provide individual and group life insurance, disability insurance, individual and group annuities and guaranteed interest contracts to individual and institutional customers in all 50 states of the U.S., the District of Columbia and Puerto Rico. Products and services are offered primarily through the Company’s MM Financial Advisors, Direct to Consumer, Institutional Solutions and Workplace Solutions distribution channels.

MassMutual is organized as a mutual life insurance company. MassMutual’s home office is located at 1295 State Street, Springfield, Massachusetts 01111-0001.

General Overview

The policy is a life insurance contract between you (the Policy Owner) and MassMutual. In exchange for your premium payments, we agree to pay a death benefit to the Beneficiary when the Insured dies while the policy is in force.

The policy provides premium payment and death benefit flexibility. It permits you to vary the frequency and amount of premium payments and to increase or decrease the policy’s selected face amount (Base Selected Face Amount). The policy also offers you a choice of three death benefit options and you can, within limitations, change your death benefit option. You cannot, however, change the death benefit option after the Policy Anniversary on or after the Insured’s 95th birthday.

Generally, you are not taxed on policy earnings until you take money out of the policy. This is known as tax deferral.

The policy is called variable life insurance because you can choose to allocate your Net Premium payments among various investment choices. Your choices include the Funds listed in this prospectus and a GPA. Your Account Value and the amount of the death benefit we pay may vary due to a number of factors including, but not limited to, the investment performance of the Funds you select, the interest we credit on the GPA, and the death benefit option you select. When the Insured dies, if the policy is in force, we will pay the Beneficiary a death benefit.

From time to time you may want to submit a Written Request for a change of Beneficiary, a transfer, or some other action. A “Written Request” is a written or electronic communication or instruction in Good Order sent by the Policy Owner to, and received by MassMutual at our Administrative Office. In addition, we may allow the telephone, website, or other electronic media to be used for certain transactions that require Written Requests. Telephone, computer systems or other electronic media may not always be available. Telephone, computer systems and other electronic media can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. We may make these additional methods available at our discretion. They may be suspended or discontinued at any time without notice. Not all transaction types can be requested by telephone, website or other electronic media.

Good Order

An instruction or transaction request that we receive at our Administrative Office generally is considered in “Good Order” if we receive it within the time limits, if any, prescribed in this prospectus for a particular request or transaction. It includes all information necessary for us to execute the request or transaction, and it is signed by you or authorized persons to provide instruction to engage in the request or transaction. A request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by our Administrative Office of the instructions related to the request or transaction in writing (or, when permitted, by telephone or website) along with all forms, information and supporting legal documentation we require to effect the request or transaction. This information generally includes to the extent applicable: the completed application or instruction form; your policy number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Divisions affected by the request or transaction; the signatures of all Policy Owners; if necessary, Social Security Number or Tax Identification Number; tax certification; and any other information or supporting documentation we may require including consents, certifications and guarantees. Instructions must be complete and sufficiently clear so that we do not need to exercise any discretion to follow such instructions. We will not accept instructions that require additional requirements or burdens not provided for within the policy. With respect to premium payments, Good Order also generally includes receipt by us of sufficient funds to affect the purchase. We may in our sole discretion, determine whether any particular request or transaction is in Good Order, and we reserve the right to change or waive any Good Order requirements at any time. If you have any questions you may contact our Administrative Office before submitting the form or request.

All financial transactions (including premium payments, surrenders, Withdrawals, loan related transactions, and transfers) received in Good Order will be effective on a Valuation Date. A “Valuation Date” is any day on which the net asset value of the units of each Division is determined. Generally, this will be any date on which the New York Stock Exchange (NYSE), or its successor, is open for trading. Our Valuation Date ends when the NYSE closes. This is usually at 4:00 p.m. Eastern Time. Any financial transaction request (including telephone, fax, and website requests) received after the close of the NYSE is processed as of the next Valuation Date. Under certain circumstances we may defer payment of certain financial transactions. See the “When We Pay Death Benefit Proceeds” and the “Other Policy Rights and Limitations” sections. Valuation Dates do not include days when the NYSE is not open for trading, which generally includes weekends and major U.S. holidays.

Availability

The policy is available on a Case basis. A Case is defined as one or more policies issued to the same Policy Owner. All policies within a Case are aggregated for purposes of determining Policy Dates, loan rates and underwriting requirements.

The minimum Base Selected Face Amount is $50,000 per policy. At the time of issue, the Insured must be age 18 through age 75 as of his/her last birthday as of the Policy Date.

Underwriting

We currently offer three different underwriting programs:

1.	Guaranteed issue underwriting is generally available to Cases that will insure ten or more lives. Insureds who are part of a Case eligible for guaranteed issue underwriting are not required to undergo medical underwriting, but they must have been actively at work for at least 90 days prior to application.
2.	Simplified issue underwriting is generally available to Cases that will insure six or more lives. Insureds who are part of a Case eligible for simplified issue underwriting are not required to undergo medical underwriting, but they are required to provide more information than for guaranteed issue underwriting, including health and avocation questions.
3.	Full underwriting is available for any Case that does not qualify for guaranteed issue or simplified issue underwriting. Insureds who are part of a Case that requires full underwriting will be required to undergo a medical examination.

Generally, on a current basis, the overall cost of insurance rates for a healthy individual are higher for a guaranteed or simplified issue policy than for a similar policy issued with full underwriting.

In certain states, simplified issue underwriting may be referred to as “simplified underwriting” and guaranteed issue underwriting may be referred to as “limited underwriting.”

Policy Owner, Insured, Beneficiary

Policy Owner

The Policy Owner is the individual, corporation, partnership, trust or other entity who owns the policy, as shown on our records, and will generally make the choices that determine how the policy operates while it is in force. When we use the terms “you” or “your,” in this prospectus, we are referring to the Policy Owner. A change of Policy Owner will take effect as of the date the Written Request is received in Good Order. Each change will be subject to any payment we made or other action we took before receiving the Written Request in Good Order.

The sale of your policy to an unrelated investor, sometimes called a viatical or a life settlement, typically has transaction costs that may reduce the value of the settlement. Discuss the benefits and risks of selling your life insurance policy with your registered representative and estate planner before you enter into a life settlement. Such a sale may also have adverse tax consequences. Refer to “Sales to Third Parties” in the “Federal Income Tax Considerations” section for more information.

Insured

The Insured is the person on whose life the policy is issued. The Insured is named in the application for the policy. The Policy Owner must have an insurable interest in the life of the Insured in order for the policy to be valid under state law and for the policy to be considered life insurance for income tax purposes. If the policy does not comply with the insurable interest requirements of the issue state at the time of issue, the policy may be deemed void from the beginning. As a result, the policy would not provide the intended benefits. It is the responsibility of the Policy Owner to determine whether proper insurable interest exists at the time of policy issuance. Generally, we will not issue a policy for an Insured who is more than 75 years old.

Beneficiary

The Beneficiary is the person you name in the application to receive any death benefit. You may name different classes of Beneficiaries, such as primary and secondary. These classes will set the order of payment.

Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before the Insured dies by sending a Written Request to our Administrative Office. If an irrevocable Beneficiary has been named, the Policy Owner must have their consent to change the Beneficiary. Generally, the change will take effect as of the date your Written Request is received in Good Order. Each change will be subject to any payment we made or other action we took before receiving the Written Request.

If no Beneficiary is living or in existence when the Insured dies, we will pay you the death benefit unless the policy states otherwise. If you are deceased, the death benefit will be paid to your estate.

Purchasing a Policy

Purchasing a Policy

To apply for a policy you must send us a completed application. The minimum Initial Base Selected Face Amount is currently $50,000. The Policy Owner selects, within our limits, the Base Selected Face Amount. The Base Selected Face Amount is used to determine the amount of insurance coverage the policy provides while it is in force.

The Initial Base Selected Face Amount is the Base Selected Face Amount on the Policy Date and is listed on the first page of your policy. The “Policy Date” is the date used as the starting point for determining Policy Anniversary dates, Policy Years and Monthly Calculation Dates. Your “Policy Anniversary” is the anniversary of the Policy Date.

We determine whether to accept or reject the application for the policy and the Insured’s risk classification. The policy’s Issue Date is the date we actually issue the policy. Coverage under the policy becomes effective on the policy’s Issue Date.

Your Right to Return the Policy

You have the right to examine your policy. If you change your mind about owning it, generally, you may cancel it within ten calendar days (20 days in North Dakota and 45 days in California for Policy Owners over age 60) of receiving it (Free-Look). If you cancel the policy within the Free-Look period, we will issue you a refund.

During the Free-Look period, we will apply premium payments to the GPA. If you cancel the policy, we will pay a refund to you. The refund equals:

•	any premium paid for the policy; plus
•	interest credited to the policy under the GPA; minus
•	any amounts borrowed or withdrawn.

To cancel the policy, return it to us at our Administrative Office.

Replacement of Life Insurance and Annuities

A “replacement” occurs when a new policy or contract is purchased and, in connection with the sale, an existing policy or contract is surrendered, lapsed, forfeited, assigned to the replacing insurer, otherwise terminated, or used in a financed purchase. A “financed purchase” occurs when the purchase of a new life insurance policy or annuity contract involves the use of funds obtained from the values of an existing life insurance policy or annuity contract through withdrawal, surrender, or loan.

There are circumstances in which replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. Accordingly, you should make a careful comparison of the costs and benefits of your existing policy or contract and the proposed policy or contract to determine whether replacement is in your best interest. You should be aware that the person selling you the new policy or contract will generally earn a commission if you buy the new policy or contract through a replacement. Remember that if you replace a policy or contract with another policy or contract, there may be a surrender charge period for the new policy or contract. In addition, other charges may be higher (or lower) and the benefits may be different. A new policy will also have a new contestability period which generally provides that the insurance company has the right, for a limited time period, to void the policy after it has been in force due to misrepresentation or concealment by the insured in obtaining the policy.

You should also note that once you have replaced your life insurance policy or annuity contract, you generally cannot reinstate it even if you choose not to accept your new life insurance policy or annuity contract during your Free-Look period. The only exception to this rule would be if you live in a state that requires the insurer to reinstate the previously surrendered policy or contract if the Policy Owner chooses to reject their new life insurance policy or annuity contract during the Free-Look period.

If you purchase the policy described in this prospectus in exchange for an existing policy or contract from another company, we may not receive your initial premium payment from the other company for a substantial period of time after we receive your signed application. This premium payment may be impacted by increases or decreases in policy values of the existing policy that result from market fluctuations during the period between submission of the exchange request and actual processing. The final Surrender Value of the existing policy may be calculated several days after we receive your exchange request in Good Order. Please consult your current issuer for options to potentially mitigate market exposure during this period. In addition, as we will not issue the new policy until we have received an initial premium from your existing insurance company, the issuance of the policy in an exchange could be delayed.

Premiums

Premium Payments and Payment Plans

All premium payments must be sent in Good Order to us at our Administrative Office.

There are four premium concepts under the policy:

•	Minimum Case Premium;
•	Minimum Net First Policy Premium;
•	Planned Annual Premium; and
•	Annual Target Premium.

The Minimum Case Premium and Minimum Net First Policy Premium requirements must be satisfied before we will issue a policy. The Planned Annual Premium establishes the basis for the premium bills we will send to you, and the Annual Target Premium establishes a threshold for your policy’s premium load charges.

Minimum Case Premium.  The minimum premium that we require for a Case is $100,000 of Planned Annual Premium meaning that the sum of the Planned Annual Premiums for all of the policies issued in a Case must equal at least $100,000 or the policies will not be issued.

Minimum Net First Policy Premium.  Generally, you determine the first premium you want to pay for the policy, but it must be at least equal to the Minimum Net First Policy Premium. The Minimum Net First Policy Premium is an amount equal to 12 times the sum of the monthly charges for the first month.

You must pay the Minimum Net First Policy Premium and submit the application and all other required forms in Good Order to our Administrative Office before we will issue your policy.

Planned Annual Premium.  You may elect in the application to pay an annual premium for your policy. We call this premium your Planned Annual Premium. Your election of a Planned Annual Premium forms the basis for the premium bills we send you. You may change the amount of your Planned Annual Premium at any time.

The amount of your Planned Annual Premium will depend on:

•	the Base Selected Face Amount of the policy;
•	the Insured’s age;
•	the Insured’s gender;
•	the Insured’s tobacco use classification; and
•	the amount of the first premium paid.

There is no penalty if you do not pay the Planned Annual Premium; however, the policy may lapse if there is not sufficient Account Value from which to deduct the monthly charges.

If a Planned Annual Premium payment is not made, the policy will not necessarily terminate. Conversely, making Planned Annual Premium payments does not guarantee the policy will remain in force. Even if you pay Planned Annual Premiums, the policy will terminate if the Account Value becomes insufficient to pay monthly charges and the Grace Period expires without sufficient payment.

Annual Target Premium.  The Annual Target Premium for your policy establishes a threshold for your policy’s premium load charge. If you pay premiums that are below the Annual Target Premium, your premium load charge will be higher, as a percentage of premiums paid, than if you pay premiums that exceed the Annual Target Premium.

We set the Annual Target Premium on the date we issue your policy. The amount of the Annual Target Premium depends on:

•	the Initial Base Selected Face Amount of the policy;
•	the Insured’s age;
•	the Insured’s gender; and
•	the Insured’s tobacco use classification.

The following table shows the Annual Target Premium at certain ages for a policy with a Base Selected Face Amount of $100,000 in all years, under Death Benefit Option 1.

Annual Target Premium - $100,000 Base Selected Face Amount (Death Benefit Option 1)

	Issue Age
Class	25	40	55
Male Tobacco	$2,944	$4,834	$7,816
Female Tobacco	$2,615	$4,408	$7,215
Unisex Tobacco	$2,879	$4,749	$7,694
Male Non-Tobacco	$2,375	$3,997	$6,680
Female Non-Tobacco	$2,089	$3,568	$5,977
Unisex Non-Tobacco	$2,318	$3,911	$6,538

Premium Flexibility

While your policy is in force, you may pay premiums at any time before the death of the Insured subject to certain restrictions. There are no required premium payments, although you must maintain sufficient Account Value to keep the policy in force by paying the monthly charges. You may elect to set-up a “Planned Annual Premium” payment plan. Premium payment plans are discussed above in the “Premium Payments and Payment Plans” section.

The minimum premium payment we will accept is $100.00.

In some cases, applying a subsequent premium payment in a Policy Year could result in your policy becoming a MEC. The Policy Year is the twelve month period beginning with the Policy Date, and each successive twelve month period thereafter. If a policy is a MEC under federal tax law, loans, Withdrawals and other amounts distributed under the policy are taxable to the extent of any income accumulated in the policy. See “Modified Endowment Contracts” under the “Federal Income Tax Considerations” section for more information. We will not credit any amount of premium to your policy that will exceed MEC limits unless we have written authorization from the Policy Owner to allow MEC status. Additionally, we will follow these procedures:

•	If we receive a subsequent premium payment that would cause the policy to become a MEC, the premium payment will be considered not in Good Order. We will credit only that part of the premium payment to the policy that will not cause the policy to become a MEC. We will return the remaining portion of the payment to the premium payer.

•	In addition, the payment frequency may be changed to annual to prevent subsequent premium bills from being produced prior to the next Policy Anniversary date.

These procedures may not apply if there has been a material change to your policy that impacts the 7-pay limit or 7-pay period, because the start of the 7-pay year may no longer coincide with your Policy Anniversary. See the “Federal Income Tax Considerations” section for more information.

Premium Limitations

The IRC has limits on the amount of money you may put into a life insurance contract and still meet the IRC’s definition of life insurance for tax purposes. There are two tests under the IRC rules that are used to determine if a policy meets the IRC guidelines:

•	the Cash Value Accumulation Test, and
•	the Guideline Premium Test.

If you choose the Guideline Premium Test, the maximum premium payment we will accept will be stated in your policy’s specifications pages. Regardless of whether you choose the Guideline Premium Test or the Cash Value Accumulation Test, we have the right to refund a premium paid in any year if it will increase the Insurance Risk under the policy. The Insurance Risk is the difference between the death benefit payable and the Account Value of your policy. See “Minimum Death Benefit” in the “Death Benefits” section for detailed information regarding the Cash Value Accumulation Test and the Guideline Premium Test.

Certain policy changes (including but not limited to a change in face amount, a change in tobacco use classification, or the addition or removal of a rider) may cause a recalculation of your maximum premium limit. If a policy change results in a decrease to your premium limit, we may be required to distribute funds from your policy to maintain its compliance with the adjusted premium limit. The distribution will be taken from the Division(s) and the GPA in proportion to the non-loaned values in each.

How and When Your Premium is Allocated

Net Premium.  Net Premium is a premium payment received in Good Order and accepted by us minus the premium load charge and the cash surrender value enhancement rider charge, if applicable.

The Net Premium is allocated among the Divisions and the GPA according to your current instructions. You may choose any percentages (in whole numbers) as long as the total is 100%. You may allocate Net Premiums to a maximum of 25 Divisions and the GPA at any one time.

Net Premium Allocation.  When applying for the policy, you choose the percentages of your Net Premiums to be allocated among the Divisions and/or the GPA. You may choose any percentages (in whole numbers) as long as the total is 100%. You may allocate Net Premium payments to a maximum of 25 Divisions and the GPA at any one time. However, we reserve the right to limit the number of Divisions to which you can allocate your premiums if the limitation is necessary to protect your policy’s status as life insurance under federal tax law.

You may change your Net Premium allocation at any time by sending a Net Premium allocation request form to us at our Administrative Office. You may also change your Net Premium allocation by telephone or fax transmission, subject to certain restrictions. Please note that telephone, fax, or website transactions may not always be available. Telephone, computer systems, and faxes can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. To help protect against unauthorized or fraudulent instructions, we will take reasonable steps to confirm that instructions given to us are genuine. We may record all telephone conversations.

A request to change your Net Premium allocation will become effective on the Valuation Date we receive your request, in Good Order, at our Administrative Office. If we receive your request in Good Order on a non-Valuation Date or after the end of a Valuation Date, the change will become effective on the next Valuation Date.

You may maintain Account Value in a maximum of 25 Divisions and the GPA at any one time. To allocate Net Premiums or to transfer Account Value to a 26th Separate Account Division, you must first transfer all Account Value from one or more of the existing Divisions to ensure that the limit of 25 is not exceeded.

When Net Premium is Allocated.  During the Free-Look period, we will apply your first Net Premium to the GPA, provided the premium equals or exceeds the Minimum Net First Policy Premium. If the premium does not equal or exceed the Minimum Net First Policy Premium, the policy will not be issued.

At the end of the Free-Look period, we will allocate your Account Value among the GPA and/or Divisions according to your instructions. You may choose any percentages (in whole numbers) as long as the total is 100%. You may allocate Net Premiums to a maximum of 25 Divisions and the GPA at any one time.

If a payment is refused by your bank after we have applied the premium payment to your policy, the transaction will be deemed void and your payment will be reversed.

Investment Choices

The Separate Account

The part of your premium that you invest in the Divisions is held in an account that is separate from the general assets of the Company. This account is called the Massachusetts Mutual Variable Life Separate Account I. In this prospectus we will refer to it simply as the separate account (Separate Account). The Company owns the assets in the Separate Account.

We established the Separate Account on July 13, 1988, according to the laws of the Commonwealth of Massachusetts. We registered it with the SEC as a unit investment trust under the Investment Company Act of 1940 (1940 Act).

The Separate Account exists to keep your life insurance assets separate from our other Company assets. As such, any income, gains, or losses credited to, or charged against, the Separate Account reflect only the Separate Account’s own investment experience. At no time will the Separate Account reflect the investment experience of the Company’s other assets.

We may not use the assets in the Separate Account to pay any liabilities of the Company other than those arising from the policies. We may, however, transfer to our General Investment Account any assets that exceed anticipated obligations of the Separate Account. We are required to pay, from our general assets, if necessary, all amounts promised under the policies. In the event that the assets in the Separate Account exceed the liabilities, the Company may only withdraw seed capital and earned fees and charges.

We have established a segment within the Separate Account to receive and invest premium payments for the policies.

Currently, we have established more than 100 Divisions within the policies’ designated segment. Each Division purchases shares in a corresponding Fund. Policy Owners do not invest directly into the Funds. Instead, they invest in the Divisions. The Separate Account owns the Fund shares. The Funds are listed in the next section.

Some of the Funds offered are similar to mutual funds offered in the retail marketplace. They may have the same investment objectives and portfolio managers as the retail funds. The Funds offered in the policy, however, are set up exclusively for variable annuity and variable life insurance products. Their shares are not offered for sale to the general public, and their performance results will differ from the performance of the retail funds.

Funds

We do not recommend or endorse any particular Fund and we do not provide investment advice. You are responsible for choosing the Funds, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Since investment risk is borne by you, decisions regarding investment allocations should be carefully considered. In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the Funds that is available to you, including each Fund’s prospectus, statement of additional information, and annual and semiannual reports. After you select Funds for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in your policy Account Value resulting from the performance of the Funds you have chosen.

Following is a table listing the investment Funds in which the Divisions invest, information on each Fund’s adviser and sub-adviser, if applicable, as well as the type of Fund being offered. More detailed information concerning the Funds and their investment objectives, strategies, policies, risks and expenses is contained in each Fund’s prospectus. You should read the information contained in the Fund prospectuses carefully. Each year while you own the policy, we will send you the current Fund prospectuses and/or summary prospectuses. You may also visit our website (www.massmutual.com) to access this prospectus, the current Fund prospectuses and summary prospectuses, or contact our Administrative Office to request copies. There can be no assurance that any of the Funds will achieve its stated objective(s). For example, during extended periods of low interest rates, and partly as a result of insurance charges, the yield on the money market investment fund may become extremely low and possibly negative.

Fund Type	Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser
Asset Allocation
	Fidelity® VIP Freedom 2020 Portfolio (Service Class)	Adviser: FMR Co., Inc. (FMRC) Sub-Adviser: N/A

Fund Type	Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser
Asset Allocation (continued)
	Fidelity® VIP Freedom 2025 Portfolio (Service Class)	Adviser: FMR Co., Inc. (FMRC) Sub-Adviser: N/A
	Fidelity® VIP Freedom 2030 Portfolio (Service Class)	Adviser: FMR Co., Inc. (FMRC) Sub-Adviser: N/A
	Fidelity® VIP Freedom 2035 Portfolio (Service Class)	Adviser: FMR Co., Inc. (FMRC) Sub-Adviser: N/A
	Fidelity® VIP Freedom 2040 Portfolio (Service Class)	Adviser: FMR Co., Inc. (FMRC) Sub-Adviser: N/A
	Fidelity® VIP Freedom 2050 Portfolio (Service Class)	Adviser: FMR Co., Inc. (FMRC) Sub-Adviser: N/A
	MML Aggressive Allocation Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML American Funds® Core Allocation Fund (Service Class I) [1]	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML Balanced Allocation Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML Conservative Allocation Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML Growth Allocation Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML Moderate Allocation Fund (Initial Class) [1]	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
Money Market
	MML U.S. Government Money Market Fund (Initial Class) [2]	Adviser: MML Investment Advisers, LLC Sub-Adviser: Barings LLC
Fixed Income
	American Century VP Inflation Protection Fund (Class II)	Adviser: American Century Investment Management, Inc. Sub-Adviser: N/A
	BlackRock High Yield V.I. Fund (Class I)	Adviser: BlackRock Advisors, LLC Sub-Adviser: N/A
	BlackRock Total Return V.I. Fund (Class I)	Adviser: BlackRock Advisors, LLC Sub-Adviser: N/A
	Eaton Vance VT Floating-Rate Income Fund (ADV Class)	Adviser: Eaton Vance Management Sub-Adviser: N/A
	Franklin Strategic Income VIP Fund (Class 2)	Adviser: Franklin Advisers, Inc. Sub-Adviser: N/A
	Goldman Sachs Core Fixed Income Fund (Service)	Adviser: Goldman Sachs Asset Management, L.P. Sub-Adviser: N/A
	MFS® Government Securities Portfolio (Initial Class)	Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A

Fund Type	Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser
Fixed Income (continued)
	MML Dynamic Bond Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: DoubleLine Capital LP
	MML High Yield Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Barings LLC
	MML Inflation-Protected and Income Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Barings LLC
	MML Managed Bond Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Barings LLC
	MML Short-Duration Bond Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Barings LLC
	MML Total Return Bond Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Metropolitan West Asset Management, LLC
	Oppenheimer Global Strategic Income Fund/VA (Non-Service)	Adviser: OFI Global Asset Management, Inc. Sub-Adviser: OppenheimerFunds, Inc.
	PIMCO Emerging Markets Bond Portfolio (Advisor Class)	Adviser: Pacific Investment Management Company LLC Sub-Adviser: N/A
	PIMCO Global Bond Portfolio (Unhedged) (Administrative Class)	Adviser: Pacific Investment Management Company LLC Sub-Adviser: N/A
	PIMCO High Yield Portfolio (Administrative Class)	Adviser: Pacific Investment Management Company LLC Sub-Adviser: N/A
	PIMCO Long-Term U.S. Government Portfolio (Administrative Class)	Adviser: Pacific Investment Management Company LLC Sub-Adviser: N/A
	PIMCO Real Return Portfolio (Administrative Class)	Adviser: Pacific Investment Management Company LLC Sub-Adviser: N/A
	PIMCO Total Return Portfolio (Administrative Class)	Adviser: Pacific Investment Management Company LLC Sub-Adviser: N/A
	Templeton Global Bond VIP Fund (Class 1)	Adviser: Franklin Advisers Inc. Sub-Adviser: N/A
	T. Rowe Price Limited-Term Bond Portfolio (Class I)	Adviser: T. Rowe Price Associates, Inc. Sub-Adviser: N/A
Balanced
	MML Blend Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Barings LLC
Large Cap Value
	BlackRock Basic Value V.I. Fund (Class I)	Adviser: BlackRock Advisors, LLC Sub-Adviser: N/A
	Invesco V.I. Comstock Fund (Series I)	Adviser: Invesco Advisers, Inc. Sub-Adviser: N/A
	MFS® Value Series (Initial Class)	Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A

Fund Type	Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser
Large Cap Value (continued)
	MML Equity Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Advisers: OppenheimerFunds, Inc. and Loomis Sayles & Company, L.P.
	MML Equity Income Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: T. Rowe Price Associates, Inc.
	MML Fundamental Value Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Wellington Management Company LLP
	MML Income & Growth Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: BlackRock Investment Management, LLC
Large Cap Blend
	Fidelity® VIP Contrafund® Portfolio (Initial Class)	Adviser: Fidelity Management & Research Company Sub-Adviser: FMR Co., Inc.
	Invesco V.I. Diversified Dividend Fund (Series I)	Adviser: Invesco Advisers, Inc. Sub-Adviser: N/A
	JPMorgan Insurance Trust U.S. Equity Portfolio (Class 1)	Adviser: J.P. Morgan Investment Management Inc. Sub-Adviser: N/A
	MFS® Blended Research Core Equity Portfolio (Initial Class)	Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A
	MML Equity Index Fund (Service Class I)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Northern Trust Investments, Inc.
	MML Focused Equity Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Wellington Management Company LLP
	MML Growth & Income Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Massachusetts Financial Services Company
	Oppenheimer Main Street Fund®/VA (Non-Service)	Adviser: OFI Global Asset Management, Inc. Sub-Adviser: OppenheimerFunds, Inc.
Large Cap Growth
	Fidelity® VIP Growth Portfolio (Service Class)	Adviser: Fidelity Management & Research Company Sub-Adviser: FMR Co., Inc.
	Invesco V.I. American Franchise Fund (Series I)	Adviser: Invesco Advisers, Inc. Sub-Adviser: N/A
	MFS® Growth Series (Initial Class)	Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A
	MML American Funds® Growth Fund (Service Class I)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Capital Research and Management Company
	MML Blue Chip Growth Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: T. Rowe Price Associates, Inc.
	MML Fundamental Growth Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Wellington Management Company LLP
	MML Large Cap Growth Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Loomis, Sayles & Company, L.P.

Fund Type	Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser
Small/Mid-Cap Value
	Delaware VIP® Small Cap Value Series (Service Class)	Adviser: Delaware Management Company Sub-Adviser: N/A
	Franklin Small Cap Value VIP Fund (Class 2)	Adviser: Franklin Advisory Services, LLC Sub-Adviser: N/A
	Goldman Sachs Mid Cap Value Fund (Institutional)	Adviser: Goldman Sachs Asset Management, L.P. Sub-Adviser: N/A
	MFS® Mid Cap Value Portfolio (Initial Class)	Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A
	MML Mid Cap Value Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: American Century Investment Management, Inc.
	MML Small Company Value Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: T. Rowe Price Associates, Inc.
	MML Small/Mid Cap Value Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: AllianceBernstein L.P.
Small/Mid-Cap Blend
	Dreyfus MidCap Stock Portfolios (Service Shares)	Adviser: The Dreyfus Corporation Sub-Adviser: N/A
	Goldman Sachs Small Cap Equity Insights Fund (Institutional)	Adviser: Goldman Sachs Asset Management, L.P. Sub-Adviser: N/A
	Invesco V.I. Small Cap Equity Fund (Series I)	Adviser: Invesco Advisers, Inc. Sub-Adviser: N/A
	JPMorgan Insurance Trust Small Cap Core Portfolio (Class 1)	Adviser: J.P. Morgan Investment Management Inc. Sub-Adviser: N/A
	Lord Abbett Mid Cap Stock Portfolio (Class VC)	Adviser: Lord, Abbett & Co. LLC Sub-Adviser: N/A
	MML Small Cap Equity Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: OppenheimerFunds, Inc.
	Voya Russell™ Mid Cap Index Portfolio (Class S)	Adviser: Voya Investments, LLC Sub-Adviser: Voya Investment Management LLC
	Voya Russell™ Small Cap Index Portfolio (Class S)	Adviser: Voya Investments, LLC Sub-Adviser: Voya Investment Management LLC
Small/Mid-Cap Growth
	American Century VP Capital Appreciation Fund (Class I)	Adviser: American Century Investment Management, Inc. Sub-Adviser: N/A
	Goldman Sachs Growth Opportunities Fund (Service)	Adviser: Goldman Sachs Asset Management, L.P. Sub-Adviser: N/A
	Invesco V.I. Mid Cap Growth (Series I)	Adviser: Invesco Advisers, Inc. Sub-Adviser: N/A
	Lord Abbett Developing Growth Portfolio (Class VC)	Adviser: Lord, Abbett & Co. LLC Sub-Adviser: N/A

Fund Type	Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser
Small/Mid-Cap Growth (continued)
	MML Mid Cap Growth Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: T. Rowe Price Associates, Inc.
	MML Small Cap Growth Equity Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Wellington Management Company LLP
	Oppenheimer Discovery Mid Cap Growth Fund/VA (Non-Service)	Adviser: OFI Global Asset Management, Inc. Sub-Adviser: OppenheimerFunds, Inc.
International/Global
	American Century VP International Fund (Class I)	Adviser: American Century Investment Management, Inc. Sub-Adviser: N/A
	Delaware VIP® Emerging Markets Series (Service Class)	Adviser: Delaware Management Company Sub-Adviser: N/A
	Fidelity® VIP Overseas Portfolio (Initial Class)	Adviser: Fidelity Management & Research Company Sub-Adviser: FMR Co., Inc.
	Franklin Mutual Global Discovery VIP Fund (Class 2)	Adviser: Franklin Mutual Advisers, LLC Sub-Adviser: N/A
	Goldman Sachs Strategic International Equity Fund (Institutional)	Adviser: Goldman Sachs Asset Management International Sub-Adviser: N/A
	Invesco V.I. International Growth Fund (Series I)	Adviser: Invesco Advisers, Inc. Sub-Adviser: N/A
	MFS® International Value Portfolio (Initial Class)	Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A
	MML American Funds ® International Fund (Service Class I)	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML Foreign Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Templeton Investment Counsel, LLC
	MML Global Fund (Service Class I)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Massachusetts Financial Services Company
	MML International Equity Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Harris Associates L.P.
	MML Strategic Emerging Markets Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: OppenheimerFunds, Inc.
	Oppenheimer International Growth Fund/VA (Non-Service)	Adviser: OFI Global Asset Management, Inc. Sub-Adviser: OppenheimerFunds, Inc.
	Oppenheimer Global Fund/VA (Non-Service)	Adviser: OFI Global Asset Management, Inc. Sub-Adviser: OppenheimerFunds, Inc.
	Voya International Index Portfolio (Class S)	Adviser: Voya Investments, LLC Sub-Adviser: Voya Investment Management LLC

Fund Type	Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser
Specialty
	Fidelity® VIP Real Estate Portfolio (Service Class)	Adviser: Fidelity SelectCo, LLC Sub-Advisers: Fidelity Management & Research (Japan) Limited and FMR Co., Inc.
	Invesco V.I. Global Real Estate Fund (Series I)	Adviser: Invesco Advisers, Inc. Sub-Adviser: Invesco Asset Management Limited
	Ivy VIP Asset Strategy Portfolio (Class II)	Adviser: Ivy Investment Management Company Sub-Adviser: N/A
	Ivy VIP Science and Technology Portfolio (Class II)	Adviser: Ivy Investment Management Company Sub-Adviser: N/A
	MFS® Global Real Estate Portfolio (Initial Class)	Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A
	MFS® Utilities Series (Initial Class)	Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A
	MML Managed Volatility Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Gateway Investment Advisers, LLC
	PIMCO All Asset Portfolio (Administrative Class)	Adviser: Pacific Investment Management Company LLC Sub-Adviser: Research Affiliates, LLC
	PIMCO CommodityRealReturn® Strategy Portfolio (Advisor Class)	Adviser: Pacific Investment Management Company LLC Sub-Adviser: N/A
	Oppenheimer Global Multi-Alternatives Fund/VA (Non-Service)	Adviser: OFI Global Asset Management, Inc. Sub-Advisers: OppenheimerFunds, Inc. / Barings LLC / OFI SteelPath, Inc.

1	These are fund-of-funds investment choices. They are known as fund-of-funds because they invest in other underlying funds. A Fund offered in a fund-of funds structure may have higher expenses than a direct investment in the underlying funds because a fund-of-funds bears its own expenses and indirectly bears its proportionate share of expenses of the underlying funds in which it invests.

2	An investment in the MML U.S. Government Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to maintain a stable net asset value per share, it is possible to lose money by investing in the Fund. The yield of this Fund may become very low during periods of low interest rates. After deduction of Separate Account charges, the yield in the Division that invests in this Fund could be negative.

Addition, Removal, Closure, or Substitution of Funds.  We do not guarantee that each Fund will always be available for investment through the policy. We have the right to change the Funds offered through the policy, but only as permitted by law. If the law requires, we will also get your approval and the approval of any appropriate regulatory authorities. Changes may only impact certain Policy Owners. Examples of possible changes include: adding new funds or fund classes, removing existing Funds or Fund classes, closing existing Funds or Fund classes, or substituting a Fund with a different fund. New or substitute funds may have different fees and expenses. We will not add, remove, close, or substitute any shares attributable to your interest in a Division without notice to you and prior approval of the SEC. We reserve the right to transfer Separate Account assets to another separate account that we determine to be associated with the class of policies to which your policy belongs. Our right to transfer Separate Account assets is subject to obtaining Policy Owners’ and regulatory approvals.

Conflicts of Interest.  The Funds available with this policy may also be available to registered separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as to the Separate Account and other separate accounts of MassMutual. Although we do not anticipate any disadvantages to this, it is possible that a material conflict may arise between the interests of the Separate Account and one or more of the other separate accounts participating in the Funds. A conflict may occur, for example, as a result of a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of the Policy Owners and payees and those of other insurance companies, or some other reason. In the event of a conflict of interest, we will take steps necessary to protect Policy Owners and payees, including withdrawing the Separate Account from participation in the Funds involved in the conflict or substituting shares of other funds.

Compensation We Receive from Funds, Advisers and Sub-Advisers

Compensation We Receive from Funds.  We and certain of our affiliates receive compensation from certain Funds pursuant to Rule 12b-1 under the 1940 Act. This compensation is paid out of a Fund’s assets and may be as much as 0.25% of the average net assets of a Fund that are attributable to the variable annuity and variable life insurance products issued by us and our affiliates that offer the particular Fund (MassMutual’s variable contracts). An investment in a Fund with a 12b-1 fee will increase the cost of your investment in this policy.

Compensation We Receive from Advisers and Sub-Advisers.  We and certain of our insurance affiliates also receive compensation from the advisers and sub-advisers to some of the Funds. We may use this compensation to pay expenses that we incur in promoting, issuing, distributing and administering the policy, and providing services on behalf of the Funds in our role as intermediary to the Funds. The amount of this compensation is determined by multiplying a specified annual percentage rate by the average net assets held in that Fund that are attributable to MassMutual’s variable contracts. These percentage rates differ, but currently do not exceed 0.25%. Some advisers and sub-advisers pay us more than others; some advisers and sub-advisers do not pay us any such compensation.

The compensation may not be reflected in a Fund’s expenses because this compensation may not be paid directly out of a Fund’s assets. These payments also may be derived, in whole or in part, from the advisory fee deducted from Fund assets. Policy Owners, through their indirect investment in the Funds, bear the costs of these advisory fees (see the Funds’ prospectuses for more information).

In addition, we may receive fixed dollar payments from the advisers and sub-advisers to certain Funds so that the adviser and sub-adviser can participate in sales meetings conducted by MassMutual. Attending such meetings provides advisers and sub-advisers with opportunities to discuss and promote their Funds.

For a list of the Funds whose advisers currently pay such compensation, visit www.massmutual.com/legal/compagreements or call our Administrative Office at the number shown on page 1 of this prospectus.

Compensation and Fund Selection.  When selecting the Funds that will be available with MassMutual’s variable contracts, we consider each Fund’s investment strategy, asset class, manager’s reputation, and performance. We also consider the amount of compensation that we receive from the Funds, their advisers, sub-advisers, or their distributors. The compensation that we receive may be significant and we may profit from this compensation. Additionally, we offer certain Funds through the policy at least in part because they are managed by an affiliate.

The Guaranteed Principal Account

In addition to the Divisions, you may allocate some or all of the Net Premium to the GPA. You may also transfer Account Value from the Separate Account to the GPA. Amounts allocated to the GPA become part of MassMutual’s General Investment Account assets, which supports life insurance and annuity obligations, and are dependent on the Company’s financial strength and claims paying ability. Subject to applicable law, the Company has sole discretion over the assets in its General Investment Account.

The General Investment Account has not been registered under the Securities Act of 1933 (1933 Act) or the 1940 Act because of exemptive and exclusionary provisions. Accordingly, neither the General Investment Account nor any interests therein are generally subject to the provisions of the 1933 Act or the 1940 Act. Disclosures regarding the GPA or the General Investment Account, however, are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in this prospectus. For more information about our General Investment Account, see the “Our Ability to Make Payments Under the Policy” in the “Other Information” section.

You do not share in the investment experience of those assets. Rather, we guarantee that amounts allocated to the non-loaned portion of the GPA will earn interest at a minimum rate of 1% per year. We may credit a higher rate of interest at our discretion. The interest rate is declared monthly and becomes effective on your policy’s Monthly Calculation Date. You bear the risk that no higher rates of interest will be credited.

For amounts in the loaned portion of the GPA, the guaranteed minimum interest rate per year is the greater of:

a.	1%; or
b.	the policy loan rate less the maximum loan interest rate expense charge.

You may obtain interest rate information for the GPA, including the loaned portion and the unloaned portion, by calling our Administrative Office at the number shown on page 1 of this prospectus.

For more information about our General Investment Account, refer to the “Our Ability to Make Payments Under the Policy” in the “Other Information” section.

Policy Value

How the Value of Your Policy is Calculated

The value of your policy is called its Account Value. The Account Value has two components:

1.	the Variable Account Value; and
2.	the GPA value.

We will calculate your Account Value on each Valuation Date.

Variable Account Value.  The Variable Account Value (Variable Account Value) is the sum of your values in each of the Divisions. It reflects:

•	Net Premiums allocated to the Separate Account;
•	transfers to the Separate Account from the GPA;
•	transfers and Withdrawals from the Separate Account;
•	fees and charges deducted from the Separate Account;
•	loans deducted from the Separate Account; and
•	the Net Investment Experience of the Separate Account.

Net Investment Experience

An “Accumulation Unit” is a unit of measure that we use to determine the value in each Division.

The Net Investment Experience of the Variable Account Value is reflected in the value of the Accumulation Units.

Every Valuation Date we determine the value of an Accumulation Unit for each of the Divisions. Changes in the Accumulation Unit value reflect the investment performance of the Fund as well as Fund expenses.

The value of an Accumulation Unit may go up or down from Valuation Date to Valuation Date.

When you make a premium payment, we credit your policy with Accumulation Units. We determine the number of Accumulation Units to credit by dividing the amount of the Net Premium allocated to a Division by the value of the Accumulation Unit for that Division. When you make a Withdrawal, we deduct Accumulation Units representing the Withdrawal amount from your policy. We deduct Accumulation Units for insurance and other policy charges.

We calculate the value of an Accumulation Unit for each Division at the end of each Valuation Date. Any change in the Accumulation Unit value will be reflected in your policy’s Account Value.

Purchase and Sale of Accumulation Units

Transactions in the Divisions are all reflected through the purchase and sale of Accumulation Units. For instance, before we invest your Net Premium payment in a Division, we convert your Net Premium payment into Accumulation Units and then purchase an appropriate number of shares in the Fund.

The purchase and sale of Accumulation Units will affect your Account Value in the Divisions. If we receive a premium payment or a Written Request that causes us to purchase or sell Accumulation Units, and we receive that premium payment or request before the end of a Valuation Date, Accumulation Units will be purchased or sold as of that Valuation Date. Otherwise, Accumulation Units will be purchased or sold as of the next following Valuation Date.

Guaranteed Principal Account Value. The GPA value is the accumulation of:

•	Net Premiums allocated to the GPA; plus
•	amounts transferred into the GPA from the Separate Account; plus
•	interest credited to the GPA; minus
•	amounts transferred or withdrawn from the GPA; minus
•	monthly charges deducted from the GPA.

Interest on the Guaranteed Principal Account

The GPA value earns interest at an effective annual rate, credited daily.

For the loaned portion of the GPA, the daily interest rate we use is the daily equivalent of the greater of:

•	the annual policy loan interest rate in effect minus the loan interest rate expense charge; or
•	1%.

For the non-loaned portion of the GPA, the daily rate we use is the daily equivalent of the greater of:

•	the current interest rate we declare; or
•	the guaranteed interest rate of 1%.

The current interest rate may change as often as monthly and becomes effective on your policy’s Monthly Calculation Date.

Policy Termination and Reinstatement

The policy will terminate upon the occurrence of any of the following events:

•	the Insured dies;
•	the policy has been fully surrendered for its Surrender Value;
•	the Policy Debt Limit is reached; or
•	the Grace Period ends, and we have not received the amount of premium necessary to keep the policy in force.

The policy will not terminate simply because you do not make planned annual premium payments. In addition, making planned annual premium payments will not guarantee that the policy will remain in force (for example, if the investment experience of the Funds has been unfavorable, your Surrender Value may decrease even if you make periodic premium payments). If the policy does terminate, you may be permitted to reinstate it.

Policy termination could have adverse tax consequences for you. If the policy is reinstated, any adverse tax consequences that resulted due to the policy termination cannot be reversed. To avoid policy termination and potential tax consequences in these situations, you may need to make substantial premium payments or loan repayments to keep your policy in force. For more information on the effect of policy termination, refer to the “Federal Income Tax Considerations” section.

Policy Termination.  We will not terminate your policy for failure to pay premiums. However, if on a Monthly Calculation Date, the Account Value less any Policy Debt is insufficient to cover the total monthly charges, your policy will then enter a Grace Period.

Grace Period.  Before your policy terminates, we allow a Grace Period during which you must pay the amount of premium needed to avoid Policy Termination. We will mail to you and any assignee a notice informing you and any assignee of the start of the Grace Period and the amount of premium needed to avoid termination of the policy.

The Grace Period begins on the date the monthly charges are due. It ends on the later of:

a.	61 calendar days after the date the Grace Period begins, or
b.	31 calendar days after the date we mail you and any assignee shown in our records written notice at their last known address.

For policies issued in the District of Columbia, the Grace Period ends 61 calendars days after the date we mail you and any assignee shown in our records written notice at their last known address.

During the Grace Period, the policy will stay in force; however, policy transactions (as described below) cannot be processed. If the Insured dies during this period and the necessary premium has not been paid, we will pay the death benefit proceeds, reduced by the amount of the unpaid premium.

If we do not receive the required payment by the end of the Grace Period, the policy will terminate without value.

Reinstating Your Policy.  For a period of three years (or longer if required by state law) after termination of the policy, you may be able to reinstate the policy during the Insured’s lifetime. We will not reinstate the policy if it has been surrendered for its Surrender Value.

Before we reinstate the policy, we must receive:

1.	A completed application to reinstate on our administrative form;
2.	A premium payment that will produce an Account Value equal to three times the total monthly charges for the policy on the Monthly Calculation Date on or next following the date of reinstatement;

3.	Evidence of insurability satisfactory to us; and
4.	If applicable, a signed acknowledgement that the policy will become a MEC.

If you reinstate your policy, your Base Selected Face Amount will be the same as if the policy had not terminated. The policy will be reinstated on the Valuation Date that is on or next follows the later of (i) the date we approve your application; and (ii) the date we receive the premium required to reinstate the policy. We will assess monthly charges due to us upon reinstatement of the policy as of the reinstatement date. Your Account Value at reinstatement will be the premium paid at the time, reduced by any applicable premium load charges and any monthly charges then due. We do not reinstate Policy Debt.

If you reinstate your policy, it may become a MEC under current federal law. Please consult your tax adviser. More information on MECs is included in the “Federal Income Tax Considerations” section.

Reinstatement will not reverse any adverse tax consequences caused by policy termination unless reinstatement occurs within 90 calendar days of the end of the Grace Period. In no situation, however, can adverse tax consequences resulting from lapse with Policy Debt be reversed.

Policy Transactions

While your policy is in force, you may generally transfer Account Value among the Divisions and to or from the GPA. You may also borrow against, make Withdrawals from, or surrender the policy. However, these transactions, which are discussed more fully below, cannot be processed during a Grace Period. You must pay any premium due before subsequent financial transaction requests can be processed.

All Written Requests for a policy transaction must be submitted in Good Order to our Administrative Office. In addition to Written Requests, we may allow, for certain transactions, requests by telephone, website, or fax. Please note that telephone, fax, or website transactions may not always be available. Telephone, computer systems, and faxes can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. We may make these alternative methods available at our discretion. To help protect against unauthorized or fraudulent instructions, we will take reasonable steps to confirm that instructions given to us are genuine. We may record all telephone conversations. We reserve the right to suspend or discontinue telephone, website, and/or fax privileges at any time without notice.

Transfers

You may transfer all or part of a Division’s Account Value to any other Division or the GPA. Transfers are effective on the Valuation Date we receive your Written Request in Good Order. If we receive your Written Request on a non-Valuation Date or after the end of a Valuation Date, your transfer request will be effective on the next Valuation Date.

You can make transfers by Written Request, by calling our Administrative Office or via our website. In your transfer request, you must indicate the dollar amount or the percentage (in whole numbers) you wish to transfer.

Generally, there is no limit on the number of transfers that you may make among the Divisions. However, as discussed more fully in the section below, we may terminate, limit, or modify your ability to make such transfers due to frequent trading or market timing activity. We currently do not charge a fee for transfers. We do, however, reserve the right to charge a fee for transfers if there are more than 12 transfers in a Policy Year. This fee will not exceed $10 per transfer. We will consider all transfers made on one Valuation Date to be one transfer.

You may maintain Account Value in a maximum of 25 Divisions and the GPA at any one time. If you want to transfer Net Premium or transfer Account Value to a 26th Division, you must transfer 100% of the Account Value from one or more of the existing 25 Divisions to ensure that the limit of 25 is not exceeded. However, we reserve the right to limit the number of Divisions to which you can allocate your Account Value if the limitation is necessary to protect your policy’s status as life insurance under federal tax law.

You may transfer all Account Value in the Separate Account to the GPA at any time without incurring a fee.

You may only transfer Account Value from the GPA to the Separate Account once per Policy Year. This transfer may not exceed 25% of your Account Value in the GPA at the time of your transfer. For purposes of this transfer restriction, your Account Value in the GPA does not include Policy Debt. However, you may transfer 100% of your Account Value in the GPA to the Separate Account if:

•	you have transferred 25% of your Account Value in the GPA in each of the previous three Policy Years; and

•	you have not allocated premium payments or made transfers to the GPA during any of the previous three Policy Years, except as a result of a policy loan.

You cannot transfer Account Value in the GPA equal to any Policy Debt.

Limits on Frequent Trading and Market Timing Activity

This policy and its investment choices are not designed to serve as vehicles for what we have determined to be frequent trading or market timing trading activity. We consider these activities to be abusive trading practices that can disrupt the management of a Fund in the following ways:

•	by requiring the Fund to keep more of its assets liquid rather than investing them for long-term growth, resulting in lost investment opportunity; and
•	by causing unplanned portfolio turnover.

These disruptions, in turn, can result in increased expenses and can have an adverse effect on Fund performance that could impact all Policy Owners and Beneficiaries under the policy, including long-term Policy Owners who do not engage in these activities. Therefore, we discourage frequent trading and market timing trading activity and will not accommodate frequent transfers among the Divisions. Organizations and individuals that intend to trade frequently and/or use market timing investment strategies should not purchase this policy. We have adopted policies and procedures to help us identify those individuals or entities that we determine may be engaging in frequent trading and/or market timing trading activities. We monitor trading activity to uniformly enforce those procedures. However, those who engage in such activities may employ a variety of techniques to avoid detection. Our ability to detect frequent trading or market timing may be limited by operational or technological systems, as well as by our ability to predict strategies employed by Policy Owners (or those acting on their behalf) to avoid detection. Therefore, despite our efforts to prevent frequent trading and the market timing of Funds among the Divisions, there can be no assurance that we will be able to identify all those who trade frequently or those who employ a market timing strategy (or any intermediaries acting on behalf of such persons), and curtail their trading in every instance. Moreover, our ability to discourage and restrict frequent trading or market timing may be limited by decisions of state regulatory bodies and court orders that we cannot predict. In addition, some of the Funds are available with variable products issued by other insurance companies. We do not know the effectiveness of the policies and procedures used by these other insurance companies to detect frequent trading and/or market timing. As a result of these factors, the Funds may reflect lower performance and higher expenses across all policies as a result of undetected abusive trading practices. If we, or the investment adviser to any of the Funds available with this contract, determine that a Policy Owner’s transfer patterns reflect frequent trading or employment of a market timing strategy, we will allow the Policy Owner to submit transfer requests by regular mail only. We will not accept the Policy Owner’s transfer request if submitted by overnight mail, facsimile transmissions, the telephone, our website, or any other type of electronic medium. Additionally, we may reject any single trade that we determine to be abusive or harmful to the Fund.

Orders for the purchase of Fund shares may be subject to acceptance by the Fund. Therefore, we reserve the right to reject, without prior notice, any Fund transfer request if the investment in the Fund is not accepted for any reason. In addition, Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Funds describe the Funds’ frequent trading or market timing policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. We have entered into a written agreement, as required by SEC regulation, with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Policy Owners, and to execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Policy Owners who violate the frequent trading or market timing policies established by the Fund. Policy Owners and other persons with interests in the policies should be aware that the purchase and redemption orders received by the Funds generally are “omnibus” orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual Policy Owners of variable contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Funds in their ability to apply their frequent trading or market timing policies and procedures. It may also require us to restrict or prohibit further purchases or transfers as requested by a Fund on all policies owned by a Policy Owner whose trading activity under one variable contract has violated a Fund’s frequent trading or market timing policy. If a Fund believes that an omnibus order reflects one or more transfer requests from Policy Owners engaged in frequent trading or market timing activity, the Fund may reject the entire omnibus order.

We will notify you in writing if we reject a transfer or if we implement a restriction due to frequent trading or the use of market timing investment strategies. If we do not accept a transfer request, no change will be made to your allocations per that request. We will then allow you to resubmit the rejected transfer by regular mail only. Additionally, we may in the future take any of the following restrictive actions that are designed to prevent the employment of a frequent trading or market timing strategy:

•	not accept transfer instructions from a Policy Owner or other person authorized to conduct a transfer;
•	limit the number of transfer requests that can be made during a Policy Year; and
•	require the value transferred into a Fund to remain in that Fund for a particular period of time before it can be transferred out of the Fund.

We will apply any restrictive action we take uniformly to all Policy Owners we believe are employing a frequent trading or market timing strategy. These restrictive actions may not work to deter frequent trading or market timing activity. We reserve the right to revise our procedures for detecting frequent trading and/or market timing at any time without prior notice if we determine it is necessary to do so in order to better detect frequent trading and/or market timing, to comply with state or federal regulatory requirements, or to impose different restrictions on frequent traders and/or market timers. If we modify our procedures, we will apply the new procedure uniformly to all Policy Owners.

Automated Account Value Transfer

Automated Account Value transfer allows you to make monthly transfers of Account Value in a Division to any combination of Divisions and the GPA. You may maintain value in a total of 25 Divisions and the GPA at any one time. You must specify the amount you wish to transfer as a dollar amount or a percentage (rounded to two decimal places). Automated Account Value transfers are not available from more than one Division or from the GPA. We consider this process as one transfer per Policy Year. We do not charge you for participating in the automated Account Value transfer program.

You can elect, change or cancel the automated Account Value transfer on any Valuation Date, provided we receive a fully completed Written Request in Good Order at our Administrative Office. We will only make transfers on the Monthly Calculation Date. The effective date of the first automated transfer will be the first Monthly Calculation Date after we receive your Written Request in Good Order . If we receive your request before the end of the Free-Look period, your first automated transfer will occur on the Valuation Date next following the end of this period.

Transfers will occur automatically. However, you must specify:

•	the Division we are to transfer from;
•	the Division(s) and/or GPA we are to transfer to; and
•	the length of time during which transfers will continue.

If your transfer amount is greater than your Account Value in the Division we are transferring from, then we will transfer your remaining value in that Division in the same proportion as your previously transferred amounts. We will not process any more automated transfers thereafter.

We may at any time modify, suspend or terminate the automated Account Value transfer program without prior notification.

You may not elect automated Account Value transfer while you have elected automated account re-balancing for your policy.

Automated Account Re-Balancing

Automated account re-balancing permits you to maintain a specified percentage (rounded to two decimal places) of your Account Value in any combination of the Divisions and the GPA. You may maintain value in a total of 25 Divisions and the GPA at any one time. We must receive a fully completed Written Request in Good Order to begin your automated account re-balancing program. Then, we will make transfers on a quarterly basis to and from the Divisions and the GPA to re-adjust your Account Value to your specified percentage. Quarterly re-balancing is based on your Policy Year. The minimum amount we will transfer under this provision is $5.00. We do not charge you for participating in the automated account re-balancing program.

This program allows you to maintain a specific allocation of Account Value among the Divisions and the GPA. We will re-balance your Account Value only on a Monthly Calculation Date. We consider automated account re-balancing as one transfer per Policy Year.

You can elect or cancel automated account re-balancing on any Valuation Date, provided we receive a fully completed Written Request in Good Order at our Administrative Office. You may only change allocation percentages once each Policy Year. In addition, you may only reduce your allocation to the GPA by up to 25% once each Policy Year.

The effective date of the first automated re-balancing will be the first Monthly Calculation Date after we receive your Written Request in Good Order at our Administrative Office. If we receive the request before the end of the Free-Look period, your first re-balancing will occur on the Valuation Date next following the end of the Free-Look period.

We may at any time modify, suspend or terminate the automated account re-balancing program without prior notification.

You may participate in either the automated Account Value transfer program or the automated account re-balancing program at one time, but may not participate in both programs at the same time.

Withdrawals

After the first Policy Year, you can withdraw value from your policy. You must send a Written Request in Good Order on our administrative form to our Administrative Office.

•	Minimum withdrawal amount: $100 (before deducting the Withdrawal charge).
•	Maximum withdrawal amount. This amount is equal to:
•	90% of the Account Value; less
•	any outstanding Policy Debt; less
•	an amount equal to (i) the most recent monthly charges multiplied by (ii) one plus the number of Monthly Calculation Dates remaining until the next Policy Anniversary Date.

Example:

Your policy has $2,000 of Account Value, $500 of Policy Debt and your most recent monthly charge was $100. Assume there are two Monthly Calculation Dates left until the next Policy Anniversary Date. Your maximum Withdrawal amount will be $1,000 ((90% x $2,000) minus $500 minus (3 x $100)).

You must specify in your request the investment options from which you want the Withdrawal made and the dollar amount you want withdrawn from each. If you do not specify, the Withdrawal will be deducted in proportion to the values in each Division and the non-loaned portion of the GPA. The Withdrawal amount from each Division and the GPA may not exceed the non-loaned Account Value allocated to each as of the date of the Withdrawal.

We deduct a Withdrawal charge of 2.0% of the amount you withdraw. This charge will not exceed $25.00. We will reduce your Account Value by the amount of the Withdrawal, including the Withdrawal charge.

If necessary, we will reduce your Base Selected Face Amount upon Withdrawal to prevent an increase in the Insurance Risk, unless you provide us with satisfactory evidence of insurability.

Withdrawals may have adverse tax consequences. These tax consequences are discussed in the “Federal Income Tax Considerations” section.

Withdrawal requests will be effective on the Valuation Date we receive the Written Request in Good Order at our Administrative Office. Withdrawal requests determined to be in Good Order on a non-Valuation Date or after the end of a Valuation Date will be effective as of the next Valuation Date. We will pay any Withdrawal amounts within seven calendar days after we receive all required documents in Good Order at our Administrative Office, unless we are required to suspend or postpone Withdrawal payments. (See “Other Policy Rights and Limitations” in the “Other Information” section.)

Surrenders

You may surrender your policy for its Surrender Value at any time while the policy is in force and the Insured is alive. The Surrender Value is equal to:

•	the Account Value; less
•	any outstanding Policy Debt.

There is no surrender charge.

The surrender will be effective on the Valuation Date we receive all required, fully completed forms in Good Order at our Administrative Office, unless you select a later effective date. If the surrender involves an exchange or transfer of assets to a policy issued by another financial institution or insurance company (not MassMutual or any of its subsidiaries), we also will require a completed absolute assignment form and any state mandated replacement paperwork. If, however, we receive your surrender request in Good Order on a date that is not a Valuation Date or after the end of a Valuation Date, then your surrender will be effective on the next Valuation Date.

We will normally pay any surrender amounts within seven calendar days after we receive all required documents in Good Order at our Administrative Office, unless we are required to suspend or postpone surrender payments. (See “Other Policy Rights and Limitations” in the “Other Information” section for more information.)

The policy terminates as of the effective date of the surrender and cannot be reinstated. Surrenders may have adverse tax consequences. These tax consequences are discussed in the “Federal Income Tax Considerations” section. It may not be in your best interest to surrender an existing life insurance policy in connection with the purchase of a new life insurance policy.

Loans

You may take a loan from the policy at any time while the insured is living. We charge interest on policy loans and the interest may be added to the policy loan. We refer to all outstanding loans plus accrued interest as policy debt (Policy Debt).

You may repay all or part of your Policy Debt, but you are not required to do so. We will deduct any outstanding Policy Debt from the proceeds payable at death or the surrender of the policy.

Taking a loan from your policy has several risks:

•	it may increase the risk that your policy will terminate;
•	it will have a permanent effect on your policy’s Surrender Value;
•	it may increase the amount of premium needed to keep the policy in force;
•	it will reduce the death proceeds if the loan is not repaid prior to death; and
•	it has potential adverse tax consequences.

These tax consequences are discussed in the “Federal Income Tax Considerations” section.

Requesting a Loan.  To take a loan, you must send a Written Request in Good Order on our administrative form to our Administrative Office. You must assign the policy to us as collateral for the loan.

Once we have processed the loan request and deducted the proportionate amounts from the Divisions and/or the GPA, we consider the loan effective and outstanding. If, after we process the loan request, you decide not to cash the check, you may submit a Written Request in Good Order to our Administrative Office to repay the loan amount. The loan repayment will be effective on the Valuation Date the Written Request is received in Good Order at our Administrative Office. Loan interest begins to accrue as soon as the loan is effective. Therefore, loan interest will accrue even if the loan check is not cashed.

Maximum Loan Amount.   The maximum loan amount allowed at any time is equal to:

•	100% of your Account Value at the time of the loan; less
•	any outstanding Policy Debt; less
•	an amount equal to three times the most recent monthly charges.

Payment of Proceeds.  Loans will be effective on the Valuation Date we receive your Written Request and all other required documents in Good Order at our Administrative Office. If, however, we receive your Written Request on a date that is not a Valuation Date or after the end of a Valuation Date, then your loan request will be effective on the next Valuation Date.

On the effective date of the loan, we deduct your requested loan amount from the Divisions and the GPA in proportion to the non-loaned Account Value of each. We liquidate Accumulation Units in the Divisions and transfer the resulting dollar amounts to the GPA. These dollar amounts become part of the loaned portion of the GPA. You may not borrow from the loaned portion of the GPA.

We will normally pay any loan amounts within seven calendar days after we receive all required documents in Good Order at our Administrative Office, unless we are entitled to delay payment of the loan amount pursuant to applicable law. (See “Other Policy Rights and Limitations” in the “Other Information” section for more information.)

Interest Credited on the Loaned Value.  When you take a loan, we transfer an amount equal to the loan to the loaned portion of the GPA. This amount earns interest at a rate equal to the greater of:

a.	1%; or
b.	the policy loan interest rate less the loan interest rate expense charge.

The current loan interest rate expense charge varies by Policy Year as follows:

•	Policy Years 1 through 10: 1.00%
•	Policy Years 11 and thereafter: 0.0%

This charge will not exceed 3.00%.

Loan Interest Rate.  We charge a fixed interest rate of 6% on any loan.

Interest on policy loans accrues daily and becomes part of the Policy Debt. Loan interest will accrue even if the loan check is not cashed. Interest is due on each Policy Anniversary date. If you do not pay the interest when it is due, we will add the interest to the loan, and it will bear interest at the same rate payable on the loan. We treat any interest capitalized on a Policy Anniversary the same as a new loan. We will deduct this capitalized interest from the Divisions and the GPA in proportion to the non-loaned Account Value in each.

Effects of a Loan on the Values of the Policy.  A policy loan negatively affects policy values because we reduce the death benefit and Surrender Value by the amount of the Policy Debt.

Also, a policy loan, whether or not repaid, has a permanent effect on your policy’s cash Surrender Value because, as long as a loan is outstanding, a portion of the Account Value equal to the loan is invested in the GPA. This amount does not participate in the investment performance of the Separate Account or receive the current interest rates credited to the non-loaned portion of the GPA. The longer a loan is outstanding, the greater the effect on your Surrender Value will be. In addition, if you do not repay a loan, your outstanding Policy Debt will reduce the death benefit and Surrender Value that might otherwise be payable.

Whenever you reach your “Policy Debt Limit,” your policy is at risk of terminating. Your Policy Debt Limit is reached when total Policy Debt exceeds the Account Value. If this happens, we will notify you in writing. “Policy Termination” in the “Policy Termination and Reinstatement” sub-section in the “Policy Value” section explains more completely what will happen if your policy is at risk of terminating. Please note that policy termination with an outstanding loan also can result in adverse tax consequences. See the “Federal Income Tax Considerations” section.

Repayment of Loans.  You may repay all or part of any Policy Debt at any time while the Insured is living and while the policy is in force.

You must clearly identify the payment as a loan repayment or we will consider it a premium payment. We will apply your loan repayments on the Valuation Date they are received in Good Order at our Administrative Office. If, however, we receive your loan repayment in Good Order on a date that is not a Valuation Date or after the end of a Valuation Date, then your loan repayment will be effective on the next Valuation Date.

Loan repayments will be first applied to pay accrued interest until exhausted and any remainder will be applied to reduce the remaining loan amount. When we receive a loan repayment and only a portion is needed to fully repay the loan, we will apply any excess as premium and allocate it according to the current premium allocation instructions after deduction of any applicable charges. Any subsequent loan repayments received after the loan is fully repaid will be refunded to the premium payer.

Upon repayment, we will transfer values equal to the repayment from the loaned portion of the GPA to the non-loaned portion of the GPA and the applicable Division(s). We will transfer the repayment in accordance with the Net Premium allocation in effect at the time of repayment. If you do not repay the loan, we deduct the loan amount due from the Surrender Value or death benefit.

Death Benefit

If the Insured dies while the policy is in force, the death benefit will be calculated when we have received all the information required to process the claim, including, but not limited to, proof that the Insured has died and any other information that we may reasonably require. We will pay the death benefit to the Beneficiary.

The death benefit will be the amount provided by the death benefit option in effect on the date of death, reduced by any outstanding Policy Debt and any unpaid premium needed to avoid policy termination. The death benefit is calculated as of the date of the Insured’s death.

The Minimum Death Benefit for your policy is based on your policy’s Account Value as described below.

Minimum Death Benefit

To qualify as life insurance under IRC Section 7702, the policy must have a Minimum Death Benefit that is determined by one of two compliance tests. You choose the test when you apply for the policy. You cannot change your choice of test after the policy is issued.

Cash Value Accumulation Test.  Under this test, the Minimum Death Benefit on any date is equal to a percentage of the Account Value on that date. The Minimum Death Benefit percentage depends on the Insured’s:

•	gender;
•	Attained Age (An Insured’s Attained Age is equal to his or her issue age plus the number of completed Policy Years.); and
•	tobacco use classification.

Guideline Premium Test.  Under this test, the Minimum Death Benefit on any date is equal to a percentage of the Account Value on that date. The Minimum Death Benefit percentage varies only by the Attained Age of the Insured.

The multiple factors for the Cash Value Accumulation Test and the Guideline Premium Test are shown below.

Your choice of the Guideline Premium Test or the Cash Value Accumulation Test will depend on how you intend to pay premiums. You should review policy illustrations of both approaches with your registered representative to determine how the policy works under each test, and which is best for you.

Cash Value Accumulation Test, Male, Non-Tobacco				Cash Value Accumulation Test, Male, Tobacco
Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage
18	852%	57	230	18	686%	57	202
19	825	58	224	19	664	58	197
20	799	59	217	20	643	59	192
21	773	60	211	21	622	60	187
22	748	61	205	22	603	61	183
23	724	62	199	23	583	62	178
24	700	63	194	24	565	63	174
25	677	64	188	25	547	64	170
26	654	65	183	26	530	65	167
27	633	66	179	27	514	66	163
28	612	67	174	28	497	67	160
29	591	68	170	29	482	68	157
30	572	69	166	30	466	69	154
31	552	70	162	31	451	70	151
32	533	71	158	32	437	71	148
33	515	72	154	33	422	72	145
34	497	73	151	34	409	73	142
35	480	74	148	35	395	74	140
36	464	75	144	36	382	75	137
37	448	76	141	37	370	76	135
38	432	77	139	38	358	77	133
39	418	78	136	39	346	78	130
40	403	79	133	40	335	79	128
41	390	80	131	41	324	80	127
42	376	81	129	42	314	81	125
43	364	82	127	43	304	82	123
44	351	83	124	44	295	83	121
45	340	84	123	45	286	84	120
46	329	85	121	46	277	85	118

Cash Value Accumulation Test, Male, Non-Tobacco				Cash Value Accumulation Test, Male, Tobacco
Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage
47	318	86	119	47	269	86	117
48	308	87	117	48	261	87	116
49	298	88	116	49	253	88	114
50	288	89	114	50	246	89	113
51	279	90	113	51	239	90	112
52	270	91	111	52	232	91	110
53	261	92	109	53	225	92	109
54	253	93	107	54	219	93	107
55	245	94	104	55	213	94	104
56	238	95	100	56	207	95	100

Cash Value Accumulation Test, Female, Non-Tobacco				Cash Value Accumulation Test, Female, Tobacco
Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage
18	986%	57	257	18	788%	57	218
19	951	58	249	19	760	58	212
20	918	59	242	20	734	59	207
21	886	60	235	21	708	60	202
22	855	61	228	22	683	61	197
23	825	62	222	23	659	62	192
24	796	63	216	24	637	63	187
25	768	64	210	25	614	64	183
26	741	65	204	26	593	65	179
27	715	66	198	27	573	66	175
28	690	67	193	28	553	67	171
29	666	68	188	29	534	68	167
30	642	69	183	30	516	69	163
31	620	70	178	31	498	70	160
32	598	71	174	32	481	71	157
33	577	72	169	33	465	72	154
34	557	73	165	34	449	73	151
35	538	74	161	35	434	74	148
36	519	75	157	36	419	75	145
37	501	76	154	37	405	76	142
38	484	77	150	38	392	77	140
39	467	78	147	39	379	78	137
40	451	79	144	40	366	79	135
41	436	80	140	41	354	80	133
42	421	81	137	42	343	81	131
43	406	82	135	43	332	82	128
44	393	83	132	44	321	83	127
45	379	84	129	45	310	84	125
46	366	85	127	46	301	85	123
47	354	86	124	47	291	86	121
48	342	87	122	48	282	87	119

Cash Value Accumulation Test, Female, Non-Tobacco				Cash Value Accumulation Test, Female, Tobacco
Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage
49	331	88	120	49	273	88	118
50	320	89	118	50	265	89	116
51	310	90	115	51	257	90	114
52	300	91	113	52	250	91	112
53	291	92	110	53	243	92	110
54	282	93	107	54	236	93	107
55	273	94	104	55	230	94	104
56	265	95	100	56	223	95	100

Guideline Premium Test
Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage
18	250%	57	142
19	250	58	138
20	250	59	134
21	250	60	130
22	250	61	128
23	250	62	126
24	250	63	124
25	250	64	122
26	250	65	120
27	250	66	119
28	250	67	118
29	250	68	117
30	250	69	116
31	250	70	115
32	250	71	113
33	250	72	111
34	250	73	109
35	250	74	107
36	250	75	105
37	250	76	105
38	250	77	105
39	250	78	105
40	250	79	105
41	243	80	105
42	236	81	105
43	229	82	105
44	222	83	105
45	215	84	105
46	209	85	105
47	203	86	105
48	197	87	105
49	191	88	105
50	185	89	105

Guideline Premium Test
Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage
51	178	90	105
52	171	91	104
53	164	92	103
54	157	93	102
55	150	94	101
56	146	95	100

Death Benefit Options

When you apply for the policy, you must choose a Base Selected Face Amount and death benefit option. We offer three death benefit options:

•	Death Benefit Option 1 – the death benefit is the greater of:
a.	the Base Selected Face Amount in effect on the date of death; or
b.	the Minimum Death Benefit in effect on the date of death.

•	Death Benefit Option 2 – the death benefit is the greater of:
a.	the sum of the Base Selected Face Amount in effect on the date of death, plus the Account Value on the date of death; or
b.	the Minimum Death Benefit in effect on the date of death.

•	Death Benefit Option 3 – the death benefit is the greatest of:
a.	the sum of the Base Selected Face Amount in effect on the date of death, plus the sum of all premiums paid, less withdrawals; or
b.	the Base Selected Face Amount in effect on the date of death; or
c.	the Minimum Death Benefit in effect on the date of death.

If the Insured dies while the policy is in force, we will pay the death benefit based on the option in effect on the date of death, with the following adjustments:

•	We add the part of any monthly charges that apply for the period beyond the date of death; and
•	We deduct any Policy Debt outstanding on the date of death; and
•	We deduct any monthly charges unpaid as of the date of death.

If the Insured dies during a Grace Period, any unpaid premium needed to avoid policy termination will also be deducted from the death benefit.

You should note that under Death Benefit Options 1 and 3, the death benefit amount is not affected by your policy’s investment experience unless the death benefit is based on the Minimum Death Benefit. Under Death Benefit Option 2, the death benefit is a variable death benefit. This means that, because the death benefit amount includes the Account Value, it can change from day to day. Your policy’s Account Value will vary due to the investment performance of the Divisions in which you have allocated premium. It is also impacted by the deduction of charges and other policy expenses.

Example:
The following example shows how the death benefit may vary as a result of investment performance, premiums paid, and Death Benefit Option in effect on the date of death.
	Policy A	Policy B
(a) Base Selected Face Amount:	$100,000	$100,000
(b) Account Value on date of death:	$40,000	$50,000
(c) Sum of premiums less Withdrawals:	$30,000	$40,000
(d) Minimum Death Benefit percentage on date of death:	240%	240%
(e) Minimum Death Benefit (b x d):	$96,000	$120,000
Death benefit if Death Benefit Option 1 is in effect [greater of (a) or (e)]:	$100,000	$120,000
Death benefit if Death Benefit Option 2 is in effect [greater of (a + b) or (e)]:	$140,000	$150,000
Death benefit if Death Benefit Option 3 is in effect [greater of (a + c) or (a) or (e)]:	$130,000	$140,000

The examples assume no additions to or deductions from the Base Selected Face Amount or Minimum Death Benefit are applicable.

Right to Change the Death Benefit Option

You may change your Death Benefit Option at any time while the Insured is living by Written Request and subject to our guidelines regarding proof of insurability. However, no change will be permitted after the Policy Anniversary nearest the Insured’s 95th birthday. There is no charge for a change in Death Benefit Option; however, the monthly deduction amount will change.

If the change is from:

•	Death Benefit Option 1 to 2, or
•	Death Benefit Option 1 to 3, or
•	Death Benefit Option 2 to 3, or
•	Death Benefit Option 3 to 2,

then the Base Selected Face Amount after the change will equal the Base Selected Face Amount before the change, and evidence of insurability will be required.

If the change is from Death Benefit Option 2 to 1, then the Base Selected Face Amount after the change will equal the Base Selected Face Amount before the change plus the Account Value, and no evidence of insurability is required.

If the change is from Death Benefit Option 3 to 1, then the Base Selected Face Amount after the change will equal the greater of (i) the Base Selected Face Amount before the change and (ii) the Base Selected Face Amount before the change plus the sum of all premiums less Withdrawals. No evidence of insurability is required.

The effective date of any change in the Death Benefit Option will be your first Policy Anniversary on, or next following, the later of:

a.	the date we approve your Written Request for such change; or
b.	the requested effective date of the change.

Right to Change the Base Selected Face Amount

You may request an increase or decrease in the Base Selected Face Amount. If you change your Base Selected Face Amount, your policy charges will change accordingly. If you increase the Base Selected Face Amount, the cost of insurance charge for your policy will increase because of the increase in the Insurance Risk. If you decrease the Base Selected Face Amount, the cost of insurance charge for your policy will decrease because of the decrease in Insurance Risk.

If you increase or decrease the Base Selected Face Amount, your policy may become a MEC under federal tax law. MECs are discussed in the “Federal Income Tax Considerations” section; however, you should consult your tax adviser for information on how a MEC may affect your tax situation.

Increases in Base Selected Face Amount.  You may increase the Base Selected Face Amount by Written Request beginning six months after the Policy Date or six months after a previous increase. We may request adequate evidence of insurability for an increase.

We will not allow an increase in the Base Selected Face Amount after the Insured’s Attained Age 80. Any increase in the Base Selected Face Amount will be effective on the Monthly Calculation Date which is on, or next follows, the later of:

a.	the date we approve your Written Request for such change; or
b.	the requested effective date of the change.

Any increase must be for at least $5,000.

Decreases in Base Selected Face Amount.  You may also decrease your Base Selected Face Amount. The Base Selected Face Amount after a decrease must be at least $50,000.

Any requested decrease in the Base Selected Face Amount will be effective on the Monthly Calculation Date which is on, or next follows the later of:

a.	the date we approve your Written Request for such change; or
b.	the requested effective date of the change.

A decrease in the Base Selected Face Amount may have adverse tax consequences.

When We Pay Death Benefit Proceeds

If the policy has not terminated, and it is determined that the claim is valid, we normally pay the death benefit in one lump sum within seven calendar days after we receive all required documents in Good Order at our Administrative Office.

We investigate all death claims that occur within two years:

(a)	after the policy is issued;
(b)	after an increase in the Base Selected Face Amount; or
(c)	after reinstatement.

These two-year periods are called the policy’s “contestable periods.” We may also investigate death claims beyond the contestable periods. After any two-year contestable period, in the absence of fraud, we cannot contest the validity of a policy or a Base Selected Face Amount increase, except for failure to pay premiums. In the event a misstatement of age or gender is discovered at the time of claim, we will not contest the entire claim, but rather an adjustment will be made to the death benefit amount. See “Misstatement of Age or Gender” below in this “Death Benefit” section for more information.

We generally determine whether the contested claim is valid within five days after we receive the information from the completed investigation. Since it may take some time to receive the information, payment could be delayed during this period.

We can delay payment of the death benefit if the policy has Account Value invested in the Separate Account on the date of death during any period that:

•	it is not reasonably practicable to determine the amount because the NYSE is not open for trading, except for normal weekend or holiday closings;
•	trading is restricted by the SEC;
•	the SEC determines that an emergency exists; or
•	the SEC, by order, permits us to delay payment for the protection of our Policy Owners.

If pursuant to SEC rules, the MML U.S. Government Money Market Fund suspends payment of redemption proceeds in connection with the liquidation of the Fund, we will delay payment of the death benefit from the MML U.S. Government Money Market Division until the Fund is liquidated.

We will pay interest on the death benefit from the date of death to the date of a lump sum payment. The applicable interest will not be less than the equivalent of 3% per year or, if greater, the annual rate required by applicable law.

We will pay the death benefit in a lump sum.

Although the death benefit is generally excludible from the income of the Beneficiary who receives it, interest on the death benefit is includible in the Beneficiary’s income in the year such interest is credited.

For lump sum payments of at least $10,000, your Beneficiary may elect to receive the death benefit by establishing an interest-bearing draft account called the Benefit Management Account (BMA). We periodically set the interest rate we credit to the BMA. That rate will not be less than the minimum guaranteed interest rate provided under the account. We will send a draft book to the Beneficiary who will have access to all the monies in the account, including interest, by writing a draft for all or part of the proceeds. Our drafts are similar to checks. The minimum draft amount is $250. If the account balance falls below $1,000, the BMA will be closed automatically and a check for the remaining balance, including interest, will be sent to the Beneficiary. Any interest paid on amounts in the BMA is taxable as ordinary income in the year such interest is credited. The Beneficiary may close the BMA at any time. No deposits may be paid into the BMA. The BMA is part of our General Investment Account and is subject to the claims of our creditors. The BMA is not a bank account or bank deposit and is not insured by the Federal Deposit Insurance Corporation. We may make a profit on amounts left in the BMA. If the policy has been assigned, the BMA is not available for the assignee’s portion of the death benefit. We reserve the right to make changes in the terms and conditions of the BMA.

Suicide

If the Insured dies by suicide, while sane or insane, and the policy is in force, the policy will terminate.

•	If the death occurs within two years from the Issue Date, we will refund the sum of premiums paid for the policy, less any Policy Debt or amounts withdrawn.
•	If the death occurs after two years from the Issue Date but within two years from an increase in the Base Selected Face Amount, we will refund the sum of the monthly charges associated with the Base Selected Face Amount increase.

•	If the death occurs after two years from the Issue Date but within two years after the policy is reinstated, we will refund the sum of premiums you paid to reinstate the policy and any premiums you paid thereafter, less any Policy Debt or amounts you withdrew.
•	If death occurs after two years from the Issue Date, and there has been no increase in the Base Selected Face Amount or reinstatement during the prior two year period, we will pay the full death benefit, less any Policy Debt.

For policies issued in North Dakota, all references in this provision to “two years” should be replaced with “one year”.

Misstatement of Age or Gender

If the Insured’s age or gender is misstated in the application, or the policy has been issued incorrectly, an adjustment will be made. If the adjustment is made when the Insured dies, the death benefit will reflect the amount provided by the most recent monthly cost of insurance charges using the correct age and gender. If the adjustment is made while the Insured is living, monthly charges after the adjustment will be based on the correct age and gender.

Charges and Deductions

This section describes the charges and deductions we make under the policy to compensate us for the services and benefits we provide, costs and expenses we incur, and risks we assume. We may profit from the charges deducted, and we may use any such profits for any purpose, including payment of distribution expenses.

In addition, the Funds pay operating expenses that are deducted from the assets of the Funds. For more information about these expenses, see the individual Fund prospectuses.

Transaction Charges

Premium Load Charge.  Prior to applying your premium to the GPA or the selected Division(s), we deduct a premium load charge. This charge reimburses us for federal and state premium taxes and certain expenses related to the sale and distribution of the policies. We may profit from this charge.

This charge is comprised of two components: the premium tax component and the sales load component. The premium tax component reimburses us for state and local premium taxes and for federal premium taxes. This amount is not the actual amount of the tax liability we might incur. It is an estimated amount. If the actual tax liability is more or less, we will not adjust the charge retroactively. The sales load component covers sales expenses, including commissions. If these expenses increase, this charge may be increased, but the charge will never exceed the maximum charges set forth in the Transaction Fees table. See the “Fee Tables” section.

The maximum premium load charge that we can deduct is 10% of each premium payment.

Transfer Charge.  We currently allow you to make 12 transfers each Policy Year free of charge. We reserve the right to assess a charge for transfers if there are more than 12 in a Policy Year. The charge will not exceed $10 for each additional transfer. We will deduct any transfer charge from the amount being transferred. If imposed, the fee will reimburse us for processing the transfer.

For purposes of assessing a transfer charge, we consider all transfers made on one Valuation Date to be one transfer. Transfers made in connection with loans, however, do not count as transfers for the purpose of assessing a transfer charge. (See the “Policy Transactions” section for more information.)

Withdrawal Charge.  If you make a Withdrawal from your policy, we deduct a charge of 2% of the money you withdraw. This charge will not exceed $25 for each Withdrawal. This fee is guaranteed not to increase for the duration of the policy. (We will deduct the Withdrawal charge from the amount withdrawn.) This charge reimburses us for processing the Withdrawal.

Substitute Insured Charge.  We assess an administrative fee if you transfer the policy to the life of a substitute insured. The charge reimburses us for processing the substitution. The charge is $75.00.

Surrender Charges.  There are no surrender charges.

Periodic Charges

Loan Interest Rate Expense Charge.  We assess a loan interest rate expense charge against policies with outstanding loan balances. This charge represents the difference between the interest we charge on policy loans and the interest we credit on the cash value we hold as collateral on policy loans. It is deducted from the loan interest rate. This charge reimburses us for the ongoing expense of administering the loan.

The charge varies by Policy Year. However, it will never exceed 3.00%.

Monthly Charges Against the Account Value

The following charges are deducted from the Account Value on each Monthly Calculation Date:

•	An administrative charge;
•	A mortality and expense risk charge;
•	A cost of insurance charge;
•	A Base Selected Face Amount charge (if applicable); and
•	Any rider charge (if applicable).

The Monthly Calculation Date is the date on which monthly charges for the policy are due. The first Monthly Calculation Date is the Policy Date, and subsequent Monthly Calculation Dates are on the same day of each succeeding calendar month.

Your policy’s Monthly Calculation Date will be listed in the policy specifications page. The mortality and expense risk charge will be deducted pro-rata from the Divisions according to the Account Value in each Division. All other monthly charges will be deducted from the Divisions and the GPA in proportion to the non-loaned Account Values in each on the date the deduction is taken.

Administrative Charge.  We deduct a monthly charge for costs we incur for providing certain administrative services. These services include premium billing and collection, record keeping, processing claims, and communicating with Policy Owners. The maximum administrative charge that we will assess is $9.00 per month.

Mortality and Expense Risk Charge.  The mortality and expense risk charge imposed is a percentage of the policy’s Account Value held in the Separate Account. The maximum or guaranteed percentage is 0.9% and the current percentage is:

•	0.25% in years 1-5;
•	0.20% in years 6-15; and
•	0.10% in years 16+.

The charge is deducted from your Account Value allocated to the Divisions but not from the GPA.

This charge compensates us for the mortality and expense risks we assume under the policies and for acquisition costs. The mortality risk we assume is that the group of lives insured under our policies may, on average, live for shorter periods of time than we estimated, and as a result, the cost of insurance charges will be insufficient to meet actual claims.

The expense risk we assume is that our costs of issuing, distributing and administering the policies will exceed the charges collected.

If all the money we collect from this charge is not needed to cover death benefits and expenses, it will be our gain. We will use this gain for any purpose, including payment of sales commissions. If the money we collect is insufficient, we will still pay all valid claims and expenses.

Cost of Insurance Charge.  The cost of insurance charge compensates us for providing you with life insurance protection. We expect to profit from this charge and may use these profits for any lawful purpose.

We deduct a cost of insurance charge based upon your policy’s Insurance Risk. Insurance Risk is a liability of the insurance company and is equal to the difference between the death benefit and the Account Value.

The maximum or guaranteed cost of insurance charge rates associated with your policy are shown in the policy’s specifications pages. They are calculated using the 2001 Commissioners’ Standard Ordinary Mortality Table, male or female (unisex rates may be required in some states), the non-smoker or smoker table, and age of the insured on his/her last birthday.

We may charge less than the maximum monthly insurance charges shown in the table(s). In this case, the monthly insurance charge rates will be based on a number of factors, including but not limited to, our expectations for future mortality, investment earnings, persistency and expense results, capital and reserve requirements, taxes and future profits. The expense component of these rates is used to offset sales and issue expenses, which decrease over time. Any change in these charges will apply to all individuals in the same classification.

Your policy’s actual or current cost of insurance charge rates may be based on the following factors:

•	the Insured’s issue age;
•	the Insured’s gender;
•	the Insured’s tobacco use classification;
•	the Policy Year in which we make the deduction;
•	the rating class of the policy; and
•	the underwriting classification of the Case.

These rates generally increase as the Insured’s age increases. The rates will vary with the number of years the coverage has been in force and with the Base Selected Face Amount.

How the Cost of Insurance Charge is Calculated

We calculate the cost of insurance charge on the Monthly Calculation Date by multiplying the current cost of insurance charge rate by a discounted Insurance Risk. Insurance Risk is a liability of the insurance company and is equal to the difference between the death benefit and the Account Value.

The discounted Insurance Risk is the difference, on the Monthly Calculation Date, between:

•	the amount of death benefit available under the Death Benefit Option in effect, discounted by one plus the monthly equivalent of 1% per year, and
•	the Account Value (before deduction of the monthly cost of insurance charge).

The following two steps describe how we calculate the cost of insurance charge for your policy:

Step 1:	We calculate the discounted Insurance Risk for your policy:

a.	We divide the amount of the death benefit available under the Death Benefit Option in effect by one plus the monthly equivalent of the minimum annual interest rate for the GPA (1%); and
b.	We subtract your policy’s Account Value at the beginning of the policy month (before deduction of the monthly cost of insurance charge) from the amount we calculated in 1(a) above.

Step 2:	We multiply the discounted Insurance Risk by the cost of insurance charge rate. This amount is your cost of insurance charge.

Additional Information about the Cost of Insurance Charge

We will apply any changes in cost of insurance charges in a manner not unfairly discriminatory to Policy Owners. No change in insurance classification or cost will occur on account of the Insured’s health after we issue the policy.

Because your Account Value and death benefit may vary from month to month, your cost of insurance charge may also vary on each Monthly Calculation Date. The cost of your insurance depends on the amount of the Insurance Risk on your policy. Factors that may affect the Insurance Risk include:

•	the amount and timing of premium payments;
•	investment performance;
•	fees and charges assessed;
•	rider charges;
•	Withdrawals;
•	policy loans;
•	changes to the Base Selected Face Amount; and
•	changes to the death benefit option.

Base Face Amount Charge.   We currently deduct a monthly base face amount charge from the policy. We use this charge to reimburse us for the underwriting costs. We base this charge on the greater of: the Initial Base Selected Face Amount; or the initial premium multiplied by the applicable Minimum Death Benefit percentage (based on the Insured’s Attained Age at the time of calculation). This charge is guaranteed not to exceed $0.05 per $1,000 of the amount calculated in accordance with the preceding sentence.

Rider Charges.   You can obtain additional benefits by applying for riders on your policy. The purpose of the charge for these riders is to compensate us for the anticipated cost of providing the additional benefits. More information regarding the rider charges can be found below, under the “Other Benefits Available Under the Policy” section.

Other Charges

We do not currently charge the Divisions for federal income taxes attributable to them. However, we reserve the right to eventually charge the Divisions to provide for future federal income tax liability of the Divisions.

Fund Expenses

The Separate Account purchases shares of the Funds at net asset value. The net asset value of each Fund reflects expenses already deducted from the assets of the Fund. Such expenses include investment management fees and other expenses and may include acquired Fund fees and expenses. For some Funds, expenses will also include 12b-1 fees to cover distribution and/or certain service expenses. When you elect a Fund as an investment choice, that Fund’s expenses will increase the cost of your investment in the policy. See each Fund’s prospectus for more information regarding these expenses.

Reduction of Charges

We may reduce or eliminate certain charges (sales load, administrative charge, cost of insurance charge, or other charges) where the size or nature of the group results in savings in sales, underwriting, administrative or other costs, to us. These charges may be reduced in certain group, sponsored arrangements or special exchange programs made available by us. Eligibility for reduction in charges and the amount of any reduction is determined by a number of factors, including:

•	the number of Insureds;
•	the total premium expected to be paid;
•	total assets under management for the Policy Owner;
•	the nature of the relationship among individual Insureds;
•	the purpose for which the policies are being purchased;
•	the expected persistency of individual policies; and
•	any other circumstances which are rationally related to the expected reduction in expenses.

The extent and nature of reductions may change from time to time. The charge structure may vary. Variations are determined in a manner not unfairly discriminatory to Policy Owners which reflects differences in costs of services.

Other Benefits Available Under the Policy

Additional Benefits You Can Get by Rider

At your request, the policy can include additional benefits. We approve these benefits based on our standards and limits for issuing insurance and classifying risks. Any additional benefit we provide by rider is subject to the terms of both the rider and the policy. We generally deduct the cost of any rider as part of the monthly charges. Some riders do not have a monthly charge; however, we may charge a one-time fee when you exercise the rider.

Supplemental Monthly Term Insurance Rider.  The Supplemental Monthly Term Insurance Rider (Term Rider) provides you with the option to purchase monthly term insurance on the life of the Insured. The Term Selected Face Amount supplements the Base Selected Face Amount. You can elect the Term Rider at the time of application or at a later time provided that the policy is in force and the Term Rider is elected before the Insured reaches Attained Age 75.

If you elect the Term Rider, your Base Selected Face Amount must be at least $50,000.

Before deciding whether to purchase the Term Rider, it is important to know that when the Term Rider is purchased, the compensation received by the registered representative and his or her firm may be less than when compared to purchasing insurance coverage under the base policy only.

You should consider a number of factors when deciding to purchase coverage under the base policy only or to purchase a portion of the coverage under the Term Rider. There can be some important cost differences.

If you compare a policy with the Term Rider to one that provides the same amount of total coverage without the Term Rider, the policy with the Term Rider will, in most cases, have a lower Annual Target Premium and lover premium load charges

(assuming the same premium payments are made on both polices). The following table shows the estimated Annual Target Premium and estimated premium load charge for a policy with a $1,000,000 Base Selected Face Amount and a policy with a $500,000 Base Selected Face Amount and $500,000 Term Rider Selected Face Amount. Assuming an annual premium payment of $47,580, the estimated premium load charge is less for the policy that has allocated a portion of the coverage to the Term Rider. This is because the Annual Target Premium is calculated based on the coverage provided under the base policy only and does not take into account coverage provided under the Term Rider.

	$1,000,000 Base Selected Face Amount	$500,000 Base Selected Face Amount and $500,000 Term Rider Selected Face Amount
Estimated Annual Target Premium*	$47,580	$23,790
Estimated Premium Load Charge*	$2,616.90	$1,855.62
*Assumes	policy issued to a 45 year-old male non-smoker and is funded with a $47,580 annual premium payment

As shown in the chart above, by allocating at least a portion of the coverage to the Term Rider, you can potentially lower the Annual Target Premium and the premium load charges for your policy. See “Appendix A: Examples of Premium Load Charge Blending”. As a result of the lower premium load charges, for a given premium level, the amount of the Net Premium available for allocation among the Divisions and/or the GPA will be greater. This will generally result in higher Surrender Values as compared to a policy with the same total coverage amount but without the Term Rider.

A registered representative can answer any questions and provide illustrations demonstrating the impact of purchasing coverage under the Term Rider. When deciding whether to purchase coverage under the Term Rider, or how much coverage to purchase under the Term Rider, you may want to consider requesting additional illustrations to see examples of how allocating various amounts of coverage to the Term Rider may potentially impact the overall performance of the policy (in particular, an illustration including the maximum amount of the Term Rider at ten times the Base Selected Face Amount).

The amount of monthly term insurance in force under the Term Rider is equal to the Term Selected Face Amount reduced (to not less than zero) by the excess, if any, of the policy Minimum Death Benefit over:

•	For Death Benefit Option 1, the Base Selected Face Amount;
•	For Death Benefit Option 2, the Base Selected Face Amount plus the policy’s Account Value; or
•	For Death Benefit Option 3, the greater of: (i) the Base Selected Face Amount, or (ii) the Base Selected Face Amount, plus the sum of all premiums paid, less any Withdrawals.

We deduct monthly charges for the Term Rider from the Account Value on each Monthly Calculation Date. We assess monthly charges of two types for this rider:

Rider Face Amount Charge.

This charge is based on the initial Term Selected Face Amount and is guaranteed not to exceed $0.05 per $1,000 of Term Selected Face Amount.

Term Rider Cost of Insurance Charge.

The amount of this charge is equal to the monthly insurance rate multiplied by each $1,000 of monthly term insurance that requires a charge (calculated as described below). Monthly rates may be changed by us from time to time. However, the rates for the Term Rider will never be more than the maximum or guaranteed rates shown in the policy specifications which are calculated using 125% of the 2001 Commissioners’ Standard Ordinary Mortality Table, male or female (unisex may be required in some states), the non-smoker or smoker table, and age of the Insured on his/her last birthday.

We have the right to charge less than the maximum charges shown in the “Rider Charges” table. This charge may be based on our expectations of future mortality, investment earnings, persistency and expense results, capital and reserve requirements, taxes and future profits. We may set different monthly cost of insurance rates for the Base Selected Face Amount and the Term Selected Face Amount. The current rates for the Term Rider are higher than the rates for coverage under the base policy after the 30th Policy Year.

The amount of monthly term insurance that requires a charge is computed as of the date the charge is due. The amount is determined by calculating the amount of monthly term insurance in the manner described above. We then divide this amount by an amount equal to 1 plus the monthly equivalent of the minimum annual interest rate for the GPA (1%). The result is the amount of monthly term insurance that requires a charge. See “Appendix C: Example of Amount of Monthly Term Insurance and Term Cost of Insurance Charge Calculation” for an example of each of these calculations.

You may increase the Term Selected Face Amount by submitting a Written Request in Good Order to us. We will require satisfactory evidence of insurability for your requested increase. The Term Selected Face Amount cannot exceed ten times the Base Selected Face Amount. You may also decrease the Term Selected Face Amount by submitting a Written Request in Good Order to us.

Upon Withdrawal of the policy’s Account Value, we may decrease the Term Selected Face Amount in addition to the Base Selected Face Amount to prevent an increase in Insurance Risk. If a decrease is required, the Term Selected Face Amount will be decreased first.

The Term Rider will terminate on the earliest of:

1.	the date of termination of the policy; or
2.	the end of the Grace Period, if any premium due to cover the monthly charges remains unpaid; or
3.	the Monthly Calculation Date on or next following the date we receive a Written Request in Good Order from the Policy Owner to terminate the Term Rider; or
4.	the date an Overloan Protection Rider (if applicable) is activated on the policy; or
5.	the Paid-up Policy Date; or
6.	the date the Insured reaches Attained Age 95; or
7.	the death of the Insured.

Cash Surrender Value Enhancement Rider.  The Cash Surrender Value Enhancement Rider provides for the payment of an increased cash Surrender Value when there is a complete surrender of the policy (Enhancement Benefit). The Enhancement Benefit is essentially a partial return of policy charges assessed. In most instances, the Enhancement Benefit will not exceed the sum of all charges assessed on the policy.

The rider can only be added at the time of policy issue.

The Enhancement Benefit, if any, is not available upon a surrender during the Free-Look period, nor is it available upon a surrender that qualifies as a Section 1035 exchange. In addition, it is important to note that while a Policy Owner can take a Withdrawal or a loan while the rider is in force, the maximum policy loan amount and maximum withdrawal amount available under the policy are not increased by the Enhancement Benefit.

The duration and amounts of the Enhancement Benefit are set forth in “Appendix B: Factors Used in Calculating the Cash Surrender Value Enhancement Benefit.” Currently, the Enhancement Benefit is available upon full surrender of the policy during the first eleven Policy Years.

The Enhancement Benefit is calculated monthly and is equal to (a) the applicable Enhancement Percentage multiplied by (b) an amount equal to:

•	the sum of all premiums paid; less
•	the sum of all Withdrawals; and less
•	any Policy Debt.

The percentages used in the Enhancement Benefit calculation generally decline after the first Policy Year. The Enhancement Benefit decreases to zero at the beginning of the ninth Policy Year. See “Appendix B: Factors Used in Calculating the Cash Surrender Value Enhancement Benefit.”

If the Supplemental Monthly Term Insurance Rider is in force, the Enhancement Benefit is reduced because of the lower premium load charges associated with the Term Rider. See “Appendix B: Factors Used in Calculating the Cash Surrender Value Enhancement Benefit.”

The Enhancement Benefit is paid from our General Investment Account at the time the policy is completely surrendered. As a General Investment Account obligation, the Enhancement Benefit is not part of the Separate Account and is an obligation of MassMutual. This means the Enhancement Benefit, including the Policy Owner’s right to receive payment, is subject to MassMutual’s claims paying ability.

There is a charge for this rider that is applied against each premium payment made in Policy Years one through seven. This charge is equal to (A) plus (B) times the premium payment at that time, where:

(A)	equals the Base Selected Face Amount allocation (as a percentage of the Total Selected Face Amount) multiplied by the applicable Base Selected Face Amount Percentage Charge shown in the policy specifications pages; and
(B)	equals the Term Selected Face Amount allocation (as a percentage of the Total Selected Face Amount) multiplied by the applicable Term Selected Face Amount Percentage Charge shown in the policy specifications pages.

For purposes of this calculation, the Total Selected Face Amount is equal to the sum of the Base Selected Face Amount and the Term Selected Face Amount. See “Appendix B: Example of Rider Charge Calculation” for an example of the calculation of the Cash Surrender Value Enhancement Benefit rider charge.

The rider will terminate upon the earliest of:

•	the end of the 11th Policy Year;
•	the lapse, exchange or termination of the policy;
•	the absolute assignment of the policy;
•	the death of the Insured; or
•	the receipt of your Written Request in Good Order from the Policy Owner to terminate this rider.

Once terminated, the rider cannot be reinstated.

Overloan Protection Rider.  A Policy Owner is able to prevent the policy from lapsing due to Policy Debt by invoking the Overloan Protection Rider, which provides a guaranteed paid-up insurance benefit. This rider is designed to enable the Policy Owner with a substantially depleted Surrender Value, due to Policy Debt, to potentially avoid the negative tax consequences associated with the lapsing of the policy.

Note:  The IRS has not issued guidance on the tax consequences of exercising the Overloan Protection Rider. It is possible that the IRS could assert that the Policy Debt should be treated as a distribution, in whole or in part, when the rider is invoked. Consult with a tax adviser regarding the risks associated with invoking this rider.

This rider is automatically attached on the Issue Date of the policy if the policy has been issued using the Guideline Premium Test under Section 7702 of the IRC. The rider cannot be elected after the Issue Date of the policy or if the policy has been issued using the Cash Value Accumulation Test under Section 7702 of the IRC.

In the event that the policy non-loaned Account Value is insufficient to cover the policy’s monthly charges, this rider provides a paid-up life insurance benefit. A Written Request to exercise the rider must be sent to our Administrative Office in Good Order. There is a one-time charge to exercise this rider. The charge is equal to the Account Value multiplied by a percentage which varies by the Insured’s Attained Age at the time the rider is exercised. The percentages are shown below. The rider will be effective (Rider Effective Date) on the next monthly calculations date after:

1.	we have received the Policy Owner’s Written Request in Good Order to exercise the rider; and
2.	all other conditions for exercising the rider have been met.

Once the rider has been exercised, the Death Benefit Option will be changed to Option 1 (if the Death Benefit Option is not already Death Benefit Option 1) and the Total Selected Face Amount will be reduced to equal the Minimum Death Benefit after the rider charge is taken.

The rider cannot be exercised unless the policy meets all of the following requirements:

•	the policy is in force and has reached the 15th Policy Anniversary date;
•	the Insured is at least Attained Age 75;
•	the Account Value is at least $100,000;
•	the non-loaned Account Value is sufficient to pay the rider charge;
•	the policy is issued under the Guideline Premium Test;
•	the policy is not, and exercise of this rider will not cause the policy to become, a MEC under the IRC;
•	the Policy Debt exceeds a specified percentage of the Account Value after deduction of the rider charge. This percentage is called the “Overloan Rider Trigger” and varies by the Attained Age of the Insured. The Overloan Rider Trigger Point Percentages are shown on the table attached to the rider; and
•	all amounts that may be withdrawn from the policy without the imposition of federal income tax must be taken as partial surrenders prior to exercise of the rider.

The first time the requirements to exercise this rider are met, we will notify the Policy Owner.

Exercising this rider will affect the policy and any other policy riders, as of the Rider Effective Date, as follows:

1.	Interest will continue to accrue on the Policy Debt at the applicable loan interest rate;
2.	The loaned Account Value in the GPA will earn interest at the same rate as the loan interest rate;
3.	Any remaining non-loaned Account Value will be held in the GPA and will continue to accrue interest at not less than this policy’s guaranteed minimum interest rate for the GPA;
4.	All other riders, including without limitation any Term Rider, Waiver of Monthly Charges Rider or Cash Surrender Value Enhancement Rider will be terminated;
5.	No further monthly charges or additional charges will be taken from the Account Value;
6.	No further policy loans may be taken;

7.	No further policy changes, account transfers or partial surrenders will be allowed;
8.	No further premium payments or loan repayments will be allowed;
9.	The amount of the death benefit will be the maximum of (A) and (B) where:
(A)	is the Base Selected Face Amount; and
(B)	is the Minimum Death Benefit, calculated as of the date of the Insured’s death.
10.	The policy will be placed in paid-up status; and
11.	The Policy Owner will be notified of the changes to the policy.

The Overloan Protection Rider Triggers and Rider Charge Percentages vary by the Insured’s Attained Age.

Attained Age	Rider Charge Percentage	Trigger Point Percentage
18 - 74	N/A	N/A
75	3.71%	96.00%
76	3.57%	96.00%
77	3.45%	96.00%
78	3.31%	96.00%
79	3.33%	96.00%
80	3.19%	96.00%
81	3.13%	96.00%
82	2.99%	97.00%
83	2.87%	97.00%
84	2.73%	97.00%
85	2.61%	97.00%
86	2.47%	97.00%
87	2.33%	97.00%
88	2.17%	97.00%
89	1.95%	98.00%
90	1.71%	98.00%
91	1.54%	98.00%
92	1.36%	98.00%
93	1.19%	98.00%
94	1.02%	98.00%
95	0.85%	99.00%
95+	N/A	N/A

An example illustrating the operation of the Overloan Protection Rider, including the Overloan Rider Trigger, is set forth in Appendix D.

This rider may only be added at the time of policy issue.

This rider will terminate on the earliest of:

•	the date we receive a Written Request in Good Order from the Policy Owner to terminate the rider;
•	the Paid-Up Policy Date; or
•	the date of termination of the policy.

Waiver of Monthly Charges Rider.  Under this rider we will waive the monthly charges deducted from your Account Value (other than the mortality and expense risk charge) if:

•	the Insured becomes totally disabled before the Insured’s Attained Age 65; and
•	such Total Disability continues for six consecutive months.

Total Disability is defined as an incapacity of the Insured that:

1.	is caused by sickness or accidental bodily injury; and
2.	begins while this policy is in force; and
3.	begins before the Insured Attained Age 65; and
4.	for the first 24 months of any period of Total Disability, prevents the Insured from performing the substantial and material duties of the Insured’s occupation; and
5.	after Total Disability has continued for 24 months, prevents the Insured from performing the substantial and material duties of any occupation which the Insured is qualified to perform.

Benefits payable under this rider end when any of the following occurs:

•	the Insured is no longer totally disabled; or
•	you do not give us the required satisfactory proof of continued Total Disability; or
•	the Insured fails or refuses to have a required examination (A required examination is an assessment conducted at our expense by a physician chosen by us used to determine proof of disability.); or
•	if Total Disability begins before the Insured’s Attained Age 60 and continues to the Insured’s Attained Age 65, benefits under the rider will end when the Insured is no longer totally disabled; or
•	if Total Disability begins after the Insured’s Attained Age 60, benefits under this rider will end on the date the Insured reaches Attained Age 65.

Proof of claim must be received at our Administrative Office while the Insured is living and during the continuance of Total Disability. Also, it must be received within one year after the earlier of:

1.	the Insured’s Attained Age 65; or
2.	termination of the policy.

However, if it was not reasonably possible to give us notice and/or proof of claim on time, the delay will not reduce the benefit if notice and/or proof are given as soon as reasonably possible.

Until we approve your claim, you are required to pay all premiums necessary to avoid a lapse of this policy. If Total Disability begins during this policy’s Grace Period, any required premiums must be received before we will approve the claims made under this rider.

We will not return any premiums paid; however, we will adjust the Account Value according to the terms of the rider.

There is an additional charge for this rider that varies based on the individual characteristics of the Insured. See the “Rider Charges” table under the “Fee Tables” section for information about the Waiver of Monthly Charges Rider charge.

This rider may be added at any time before the Insured reaches Attained Age 65 and may be cancelled by the Policy Owner’s Written Request. Cancellation will take effect on the Monthly Calculation Date that is on, or next follows, the date we receive the Written Request in Good Order at our Administrative Office.

Federal Income Tax Considerations

The information in this prospectus is general and is not an exhaustive discussion of all tax questions that might arise under the policy. The information presented is not written or intended as tax or legal advice. You are encouraged to seek tax and legal advice from a qualified tax advisor. In addition, we do not profess to know the likelihood that current federal income tax laws and Treasury Regulations or the current interpretations of the Internal Revenue Code of 1986, as amended (IRC), Regulations, and other guidance will continue. We cannot make any guarantee regarding the future tax treatment of any policy. We reserve the right to make changes in the policy to assure that it continues to qualify as life insurance for tax purposes.

No attempt is made in this prospectus to consider any applicable state or other tax laws.

Policy Proceeds and Loans

We believe the policy meets the IRC definition of life insurance. Therefore, the death benefit under the policy generally is excludible from the Beneficiary’s gross income under federal tax law. If you sell the policy or there is a transfer for value under IRC 101(a)(2), all or a portion of the death benefit under the policy may become taxable unless an exception applies.

As a life insurance policy under the IRC, the gain accumulated in the policy is not taxed until it is withdrawn or otherwise accessed. Any gain withdrawn from the policy is taxed as ordinary income.

From time to time, the Company may be entitled to certain tax benefits related to the investment of Company assets, including those comprising the policy value. These tax benefits, which may include foreign tax credits and the corporate dividends received deduction, are not passed back to you since the Company is the owner of the assets from which the tax benefits are derived.

The following information applies only to a policy that is not a MEC under federal tax law. See the “Modified Endowment Contracts” in the “Federal Income Tax Considerations” section below for information about MECs.

As a general rule, Withdrawals are taxable only to the extent that the amounts received exceed your cost basis (also referred to as investment in the contract) in the policy. Cost basis equals the sum of the premiums and other consideration paid for the policy less any prior Withdrawals under the policy that were not subject to income taxation. For example, if your cost basis in the policy is $10,000, amounts received under the policy will not be taxable as income until they exceed $10,000 in the aggregate; then, only the excess over $10,000 is taxable.

However, special rules apply to certain Withdrawals associated with a decrease in the policy death benefit. The IRC provides that if:

•	there is a reduction of benefits during the first 15 years after a policy is issued; and
•	there is a cash distribution associated with the reduction,

you may be taxed on all or a part of the amount distributed. After 15 years, cash distributions are not subject to federal income tax, except to the extent they exceed your cost basis.

If you surrender the policy for its net Surrender Value, all or a portion of the distribution may be taxable as ordinary income. The distribution represents income to the extent the value received exceeds your cost basis in the policy. For this calculation, the value received is equal to the Account Value, reduced by any surrender charges, but not reduced by any outstanding Policy Debt. Therefore, if there is a loan on the policy when the policy is surrendered, the loan will reduce the cash actually paid to you but will not reduce the amount you must include in your taxable income as a result of the surrender.

To illustrate how policy termination with an outstanding loan can result in adverse tax consequences as described above, suppose that your cost basis in the policy is $10,000, your Account Value is $15,000, you have no surrender charges, and you have received no other distributions and taken no Withdrawals under the policy. If, in this example, you have an outstanding Policy Debt of $14,000, you would receive a payment equal to the net Surrender Value of only $1,000; but you still would have taxable income at the time of surrender equal to $5,000 ($15,000 Account Value minus $10,000 cost basis).

The potential that Policy Debt will cause taxable income from policy termination to exceed the payment received at termination also may occur if the policy terminates without value. Factors that may contribute to these potential situations include:

1.	amount of outstanding Policy Debt at or near the maximum loan value;
2.	unfavorable investment results affecting your policy Account Value;
3.	increasing monthly policy charge rates due to increasing Attained Ages of the insureds;
4.	high or increasing amount of Insurance Risk, depending on death benefit option and changing Account Value; and
5.	increasing policy loan rates if the adjustable policy loan rate is in effect.

One example occurs when the Policy Debt Limit is reached. If, using the previous example, the Account Value were to decrease to $14,000 due to unfavorable investment results, and the policy were to terminate because the Policy Debt Limit is reached, the policy would terminate without any cash paid to you; but your taxable income from the policy at that time would be $4,000 ($14,000 Account Value minus $10,000 cost basis). The policy also may terminate without value if unpaid policy loan interest increases the outstanding Policy Debt to reach the Policy Debt Limit.

To avoid policy terminations that may give rise to significant income tax liability, you may need to make substantial premium payments or loan repayments to keep your policy in force.

You can reduce the likelihood that these situations will occur by considering these risks before taking a policy loan. If you take a policy loan, you should monitor the status of your policy with your financial representative and your tax advisor at least annually, and take appropriate preventative action.

We believe that, under current tax law, any loan taken under the policy will be treated as Policy Debt of the Policy Owner. If your policy is not a MEC, the loan will not be considered income to you when received.

Interest on policy loans used for personal purposes generally is not tax-deductible. However, you may be able to deduct this interest if the loan proceeds are used for “trade or business” or “investment” purposes, provided that you meet certain narrow criteria.

If the Policy Owner is a corporation or other business, additional restrictions may apply. For example, there are limits on interest deductions available for loans against a business-owned policy. In addition, the IRC restricts the ability of a business to deduct interest on debt totally unrelated to any life insurance, if the business holds a cash value policy on the life of certain insureds. The alternative minimum tax (AMT) may apply to the gain accumulated in a policy held by a corporation. The corporate AMT may apply to a portion of the amount by which death benefits received exceed the policy’s net Surrender Value on the date of death.

Investor Control and Diversification

There are a number of tax benefits associated with variable life insurance policies. Gains on the Net Investment Experience of the Separate Account are deferred until withdrawn or otherwise accessed, and gains on transfers among Divisions of the Separate Account also are deferred. For these benefits to continue, the policy must continue to qualify as life insurance. In addition to other requirements, federal tax law dictates that the insurer, and not the Policy Owner, has control of the investments underlying the various Separate Account Divisions for the policy to qualify as life insurance.

You may make transfers among Divisions of the Separate Account, but you may not direct the investments each Separate Account Division makes. If the Internal Revenue Service (IRS) were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance and you would be taxed on the gain in the policy as it is earned rather than when it is withdrawn or otherwise accessed.

The IRS has provided some guidance on investor control, but many issues remain unclear. One such issue is whether a Policy Owner can have too much investor control if the variable life policy offers a large number of Separate Account Divisions in which to invest Account Values. We do not know if the IRS will provide any further guidance on the issue. We do not know if any such guidance would apply retroactively to policies already in force.

Consequently, we reserve the right to further limit net premium allocations and transfers under the policy, so that it will not lose its qualification as life insurance due to investor control.

In addition, the IRC requires that the investments of the Separate Account Divisions be “adequately diversified” in order for a policy to be treated as a life insurance contract for federal income tax purposes. It is intended that the Separate Account Divisions, through their underlying investment funds, will satisfy these diversification requirements.

Modified Endowment Contracts

If a policy is a MEC under federal tax law, loans, Withdrawals, and other amounts distributed under the policy are taxable to the extent of any income accumulated in the policy. The policy income is the excess of the Account Value (both loaned and non-loaned) over your cost basis. For example, if your cost basis in the policy is $10,000 and the Account Value is $15,000, then all distributions up to $5,000 (the accumulated policy income) are immediately taxable as income when withdrawn or otherwise accessed. The collateral assignment of a MEC is also treated as a taxable distribution. Death benefits paid under a MEC, however, are not taxed any differently than death benefits payable under other life insurance contracts.

If any amount is taxable as a distribution of income under a MEC, it will also be subject to a 10% penalty tax. There are a few exceptions to the additional penalty tax for distributions to individual Policy Owners. The penalty tax will not apply to distributions:

•	made on or after the date the taxpayer attains age 59 1⁄2; or
•	made because the taxpayer became disabled; or
•	made as part of a series of substantially equal periodic payments paid for the life or life expectancy of the taxpayer, or the joint lives or joint life expectancies of the taxpayer and the taxpayer’s Beneficiary. These payments must be made at least annually.

A policy is a MEC if it satisfies the IRC definition of life insurance but fails the “7-pay test.” A policy fails this test if:

a.	the accumulated amount paid under the policy at any time during the first seven contract years exceeds

b.	the total premiums that would have been payable at that time for a policy providing the same benefits guaranteed after the payment of seven level annual premiums.

A life insurance policy may pass the 7-pay test and still be taxed as a MEC if it is received in a section 1035 tax-deferred exchange for a MEC.

If certain changes are made to a policy, we will retest it to determine if it has become a MEC. For example, if you reduce the death benefit during a 7-pay testing period, we will retest the policy from the start of that testing period using the lower benefit amount. If the reduction in death benefit causes the policy to fail the 7-pay test for any prior Policy Year, the policy will be treated as a MEC beginning with the Policy Year in which the reduction takes place.

Any reduction in benefits attributable to the non-payment of premiums will not be taken into account if the benefits are reinstated within 90 calendar days after the reduction in such benefits.

We will retest whenever there is a “material change” to the policy while it is in force. If there is a material change, a new 7-pay test period begins at that time. The term “material change” includes certain increases in death benefits.

Since the policy provides for flexible premium payments, we have procedures for determining whether increases in death benefits or additional premium payments cause the start of a new 7-pay test period or cause the policy to become a MEC.

Once a policy fails the 7-pay test, loans and distributions taken in the year of failure and in future years are taxable as distributions from a MEC to the extent of gain in the policy. In addition, the IRS has authority to apply the MEC taxation rules to loans and other distributions received in anticipation of the policy’s failing the 7-pay test. The IRC authorizes the issuance of regulations providing that a loan or distribution, if taken within two years prior to the policy’s becoming a MEC, shall be treated as received in anticipation of failing the 7-pay test. However, such written authority has not yet been issued.

Under current circumstances, a loan, collateral assignment, or other distribution under a MEC may be taxable even though it exceeds the amount of gain accumulated in that particular policy. For purposes of determining the amount of taxable income received from a MEC, the law considers the total of all gain in all the MECs issued within the same calendar year to the same Policy Owner by an insurer and its affiliates. Loans, collateral assignments, and distributions from any one MEC are taxable to the extent of this total gain.

Other Tax Considerations

A change of the Policy Owner or an insured, or an exchange or assignment of the policy, may cause the Policy Owner to recognize taxable income.

The impact of federal income taxes on values under the policy and on the benefit to you or your Beneficiary depends on MassMutual’s tax status and on the tax status of the individual concerned. We currently do not make any charge against the Separate Account for federal income taxes. We may make such a charge eventually in order to recover the future federal income tax liability to the Separate Account.

Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

Federal estate and gift taxes, state and local estate taxes, and other taxes depend on the circumstances of each Policy Owner or Beneficiary.

Qualified Plans

The policy may be used as part of certain tax-qualified and/or ERISA employee benefit plans. Since the rules concerning the use of a policy with such plans are complex, you should not use the policy in this way until you have consulted a competent tax adviser. You may not use the policy as part of an Individual Retirement Account (IRA) or as part of a Tax-Sheltered Annuity (TSA) or an IRC Section 403(b) custodial account.

Employer-Owned Policies

The IRC contains certain notice and consent requirements for “employer-owned life insurance” policies. The IRC defines “employer-owned life insurance” as a life insurance contract: (a) that is owned by a person or entity engaged in a trade or business (including policies owned by related or commonly controlled parties); (b) insuring the life of a U.S. citizen or resident who is an employee on the date the contract is issued; and (c) under which the policyholder is directly or indirectly a Beneficiary.

The tax-free death benefit for employer-owned life insurance is limited to the amount of premiums paid unless certain notice and consent requirements are met. The notice requirements are met if, before the contract is issued, the employee is notified in writing of the following:

a.	the employer intends to insure the employee’s life;
b.	the maximum Base Selected Face Amount for which the employee could be insured at the time the contract was issued; and
c.	the employer will be the Beneficiary of any proceeds payable on the death of the employee.

Prior to issuance of the contract, the employee must provide written consent to being insured under the contract and to continuation of the coverage after employment terminates.

The law also imposes annual reporting and record keeping requirements for businesses owning employer-owned life insurance policies. The employer must maintain records of the employer’s notice and the employee’s consent, and must file certain annual reports with the IRS.

Provided that the notice and consent requirements are satisfied, the death proceeds of an employer-owned life insurance policy will generally be income tax-free in the following situations:

1.	At the time the contract is issued, the insured employee is a director, highly compensated employee, or highly compensated individual within the meaning of IRC section 101(j)(2)(A)(ii);
2.	The insured was an employee at any time during the 12-month period before his or her death;
3.	The proceeds are paid to a member of the insured’s family, an individual who is the designated Beneficiary of the insured under the contract, a trust established for the benefit of any such member of the family or designated Beneficiary, or the insured’s estate; or
4.	The proceeds are used to purchase an equity interest in the employer from any of the persons described in (3).

Death proceeds that do not fall within one of the enumerated exceptions will be subject to ordinary income tax (even if the notice and consent requirements were met), and MassMutual will report payment of taxable proceeds to the IRS, where applicable.

Business Uses of Policy

Businesses can use the policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. The Internal Revenue Service and Treasury have issued guidance that may substantially affect these arrangements. If you are purchasing the policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser.

Tax Shelter Regulations

Prospective Policy Owners that are corporations should consult a tax adviser about the treatment of the policy under the Treasury Regulations applicable to corporate tax shelters.

Alternative Minimum Tax

If the Policy Owner of the life insurance policy is a corporation, there may also be an indirect tax upon the income in the policy or the proceeds of the policy under the federal corporate alternative minimum tax.

Generation Skipping Transfer Tax

Under certain circumstances, the IRC may impose a “generation skipping transfer tax” when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the IRC may require us to deduct the tax from your policy, or from any applicable payment, and pay it directly to the IRS.

Federal Income Tax Withholding

To the extent that policy distributions are taxable, they are generally subject to withholding for federal income tax. Policy Owners can generally elect, however, not to have tax withheld from distributions.

Life Insurance Purchases by Residents of Puerto Rico

Income received by residents of Puerto Rico under life insurance policies issued by a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.

Non-Resident Aliens and Foreign Entities

Generally, a distribution from a contract to a non-resident alien or foreign entity is subject to federal income tax withholding at a rate of 30% of the amount of the income that is distributed. A non-resident alien is a person who is neither a citizen, nor a resident, of the United States of America (U.S.). We are required to withhold the tax and send it to the IRS. Some distributions to non-resident aliens or foreign entities may be subject to a lower (or no) tax if a treaty applies. In order to obtain the benefits of such a treaty, the non-resident alien must claim the treaty benefit on Form W-8BEN (or the equivalent entity form), providing us with:

1.	proof of residency (in accordance with IRS requirements); and
2.	the applicable taxpayer identification number.

If the above conditions are not met, we will withhold 30% of the income from the distribution. Additionally, under the Foreign Account Tax Compliance Act, effective July 1, 2014, U.S. withholding may be required for certain entity owners (including foreign financial institutions and non-financial foreign entities (such as corporations, partnerships and trusts)) at a rate of 30% without regard to lower treaty rates.

Sales to Third Parties

If you sell your policy to a viatical settlement provider, and the insured is considered terminally or chronically ill within the meaning of IRC section 101(g), the proceeds of the sale will be treated as death benefit proceeds, and will generally be received by you income tax-free.

However, the sale of your policy to an unrelated investor in a sale that does not qualify as a viatical settlement may have adverse tax consequences. IRS guidance issued in 2009 provides that the gain from such a sale is taxed as ordinary income to the extent that you would have realized ordinary income if you had instead surrendered your policy. Any amount you receive in excess of that amount is taxed as capital gain income. The IRS has also taken the position that your cost basis in the policy for computing the gain on the sale must be decreased by the cumulative cost of insurance charges incurred prior to the sale. This adjustment will result in a higher taxable gain than had the basis not been reduced.

Medicare Hospital Insurance Tax

A Medicare Hospital Insurance Tax (known as the “Unearned Income Medicare Contribution”) applies to all or part of a taxpayer’s “net investment income,” at a rate of 3.8%, when certain income thresholds are met. “Net investment income” is defined to include, among other things, non-qualified annuities and net gain attributable to the disposition of property. Under final regulations, this definition includes the taxable portion of any annuitized payment from a life insurance contract and it may also include the gain from the sale of a life insurance contract. Under current guidance we are required to report to the IRS whether a distribution is potentially subject to the tax. You should consult a tax adviser as to the potential impact of the Medicare Hospital Insurance Tax on your policy.

Other Information

Paid-up Policy Date

The Paid-up Policy Date is the Policy Anniversary on or next following the Insured’s 95th birthday. On and after this date, your Base Selected Face Amount will equal the Account Value multiplied by a factor guaranteed to be no less than 1. As of this date and thereafter, the death benefit option will be Death Benefit Option 1, the charge for cost of insurance will be $0, and we will no longer accept premium payments. We will continue to deduct any other monthly charges. Your payment of planned annual premiums does not guarantee that the policy will continue in force to the Paid-up Policy Date.

Distribution

The policies are sold by both registered representatives of MML Investors Services, LLC (MMLIS), a subsidiary of MassMutual, and by registered representatives of other broker-dealers who have entered into distribution agreements with MML Distributors, LLC (MML Distributors), a subsidiary of MassMutual. Pursuant to separate underwriting agreements with the Company, on its behalf and on behalf of the separate account, MMLIS serves as principal underwriter of the policies sold by its registered representatives, and MML Distributors serves as principal underwriter of the policies sold by registered representatives of other broker-dealers who have entered into distribution agreements with MML Distributors.

Both MMLIS and MML Distributors are registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 and are members of the Financial Industry Regulatory Authority (FINRA). MMLIS and MML Distributors receive compensation for their actions as principal underwriters of the policies.

Commissions.  Commissions are paid to MMLIS and all broker-dealers who sell the policy. Commissions for sales of the policies by MMLIS registered representatives are paid by MassMutual on behalf of MMLIS to its registered representatives. Commissions for sales of the policies by registered representatives of other broker-dealers are paid by MassMutual on behalf of MML Distributors to those broker dealers.

Commissions are a percentage of premiums paid under the policies. Commissions will not exceed 28% of premiums.

Service Fees.  We may enter into agreements with service entities, which may be affiliates of broker-dealers, under which those service entities may receive service fees and/or additional compensation. These payments will not exceed 0.10% of the policy’s average annual Account Value.

Additional Compensation Paid to MMLIS.  Most MMLIS registered representatives are also MassMutual insurance agents, and as such, are eligible for certain cash and non-cash benefits from MassMutual. Cash compensation includes bonuses and allowances based on factors such as sales, productivity and persistency. Non-cash compensation includes various recognition items such as prizes and awards as well as attendance at, and payment of the cost associated with attendance at, conferences, seminars and recognition trips. Sales of this policy may help these registered representatives and their supervisors qualify for such benefits. MMLIS registered representatives who are also General Agents or sales managers of MassMutual also may receive overrides, allowances and other compensation that is based on sales of the policy by MMLIS registered representatives.

Additional Compensation Paid to Certain Broker-Dealers.  In addition to the commissions described above, we may make cash payments to certain broker-dealers to attend sales conferences and educational seminars, thereby promoting awareness of our products. This additional compensation is not offered to all broker-dealers and the terms of the arrangements may differ among broker-dealers. Any such compensation will be paid by MML Distributors or us out of our or MML Distributors’ assets and will not result in any additional direct charge to you.

Compensation in General.  The compensation arrangements described in the paragraphs above may provide a registered representative with an incentive to sell this policy over other available policies whose issuers do not provide such compensation or which provide lower levels of compensation. You may want to take these compensation arrangements into account when evaluating any recommendations regarding this policy.

We intend to recoup a portion of the cash and non-cash compensation payments that we make through the assessment of certain charges described in this prospectus. We may also use some of the 12b-1 distribution fee payments (if applicable) and other payments that we receive from certain funds to help us make these cash and non-cash payments.

Your registered representative typically receives a portion of the compensation that is payable to his or her broker-dealer, depending on the agreement between the registered representative and their firm. MassMutual is not involved in determining compensation paid to a registered representative of an unaffiliated broker-dealer. You may contact as applicable, MMLIS, your broker-dealer or registered representative to find out more information about the compensation they may receive in connection with your purchase of a policy.

Other Policy Rights and Limitations

Right to Substitute Insured.  You may transfer the policy to the life of a substitute Insured subject to certain restrictions. You must request this transfer in writing. The substitution of an Insured may affect the Account Value. Future charges against the policy will be based on the life of the substitute Insured.

The effective date of the transfer is the Policy Anniversary date which is on, or next follows, the later of:

a.	the date we approve the application for transfer; and
b.	the date any required cost to transfer is paid.

The costs to transfer are:

•	an administrative fee of $75, plus
•	any premium necessary to effect the transfer, plus
•	any excess Policy Debt you have not repaid prior to transfer.

Excess Policy Debt is the amount by which Policy Debt exceeds the maximum loan available after transfer. You must pay any such excess on or before the transfer date.

The incontestability and suicide exclusion periods, as they apply to the substitute Insured, run from the transfer date. Any assignments will continue to apply.

The IRS has ruled that a substitution of Insureds is an exchange of contracts which does not qualify for the tax deferral available under IRS Code Section 1035. Therefore, you must include in current gross income all the previously unrecognized gain in the policy upon a substitution of Insureds.

Right to Assign the Policy.  You may assign the policy as collateral for a loan or other obligation. In certain states, you cannot assign the policy without our approval. We will refuse or accept any request to assign the policy on a non-discriminatory basis. Please refer to your policy. For any assignment we allow to be binding on us, we must receive a Written Request in Good Order and a copy of the signed assignment in proper form at our Administrative Office. We are not responsible for the validity of any assignment. If you assign your policy, certain of your rights may only be exercised with the consent of the assignee of record.

Your Voting Rights.  We are the legal owner of the Fund shares. However, you have the right to instruct us how to vote on questions submitted to the shareholders of the Funds supporting the policy. This right is limited to the extent you have Account Value allocated to a Division invested in those Funds on the record date. We vote shares for which we do not receive instructions in the same proportion as the shares for which we do receive instructions. The shares held in the name of the Company and its affiliates will also be proportionally voted. This process may result in a small number of Policy Owners controlling the vote. There is no minimum number of votes required. If we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

Your right to instruct us is based on the number of shares of the Funds attributable to your policy. The number of shares of any Fund, attributable to your policy, is determined by dividing the Account Value held in that Division by $100. Fractional votes are counted.

We will send you or, if permitted by law, make available electronically, proxy material and a form to complete giving us voting instructions.

Understanding Your Product.  Variable life insurance policies are complex insurance products with unique benefits. Before you purchase a variable life insurance policy, you should consider whether, among other things:

•	you have a need for death benefit protection;
•	you understand the risks and benefits of the policy;
•	you can afford to pay the applicable policy charges to keep the policy in force;
•	you understand how the policy charges impact your policy’s Account Value;
•	you understand your Account Value will fluctuate when allocated to the Separate Account;
•	you understand that the Company prohibits market timing and frequent transfers;
•	you understand that you generally have no access to your Account Value in the first year;
•	you understand whether your registered representative will receive more compensation for selling this life insurance policy rather than another;
•	you understand that if you are older, the following features of a variable life insurance policy will more likely disadvantage you:
1.	the limitations on Account Value access; and
2.	the impact of Account Value fluctuations on variable death benefit options.

Deferral of Payments.  We may delay payment of any surrenders, Withdrawals and loan proceeds that are based on the GPA for up to six months from the date the request is received at our Administrative Office.

We may suspend or postpone transfers from the Divisions, or delay payment of any surrenders, Withdrawals, loan proceeds, and death benefits from the Separate Account during any period when:

•	it is not reasonably practicable for us to determine the amount because the NYSE is not open for trading, except for normal weekend or holiday closings, or trading is restricted by the SEC;
•	the SEC declares an emergency exists; or
•	the SEC permits us to delay payment in order to protect our Policy Owners.

If, pursuant to SEC rules, a money market fund suspends payment of redemption proceeds in connection with a liquidation of the fund, we will delay payment of any transfer, partial Withdrawal, surrender, loan, or death benefit from a money market division until the fund is liquidated.

Possible Restrictions on Financial Transactions.  Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment or block a Policy Owner’s ability to make certain transactions and thereby refuse to accept any request for transfers, Withdrawals, surrenders, loans, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Reservation of Company Rights to Change the Separate Account

Separate Account Changes.  We reserve the right, subject to compliance with applicable federal securities laws and regulations and any other federal or state law, to create separate accounts and make certain material changes to the structure and operation of the Separate Account, including, among other things:

•	create new Divisions of the Separate Account;
•	create new segments of the Separate Account for any new variable life insurance products we create in the future;
•	eliminate Divisions of the Separate Account;
•	close existing Divisions of the Separate Account to allocations of new premium payments by current or new Policy Owners;
•	combine the Separate Account or any Divisions with one or more different separate accounts or Divisions;
•	transfer the assets of the Separate Account or any Division that we may determine to be associated with the class of contracts to which the policy belongs to another separate account or Division;
•	operate the Separate Account as a management investment company under the 1940 Act or in any other form permitted by law;
•	de-register the Separate Account under the 1940 Act in the event such registration is no longer required; and
•	change the name of the Separate Account;
•	establish a charge against the Separate Account to recover any future federal tax liability in the event that the gains on the Net Investment Experience of the Separate Account become subject to federal income tax; and
•	increase the charges assessed against the Separate Account, provided, however, that the charges will not exceed the maximum charges identified in the fee tables.

Computer System Failures and Cybersecurity

The Company and its business partners rely on computer systems to conduct business, including customer service, marketing and sales activities, customer relationship management and producing financial statements. While the Company and its business partners have policies, procedures, automation and backup plans designed to prevent or limit the effect of failures, computer systems may be vulnerable to disruptions or breaches as a result of natural disasters, man-made disasters, criminal activity, pandemics, or other events beyond our control. The failure of the computer systems for any reason could disrupt operations, result in the loss of customer business and adversely impact profitability.

The Company and its business partners retain confidential information on our respective computer systems, including customer information and proprietary business information. Any compromise of the security of the computer systems that results in the disclosure of personally identifiable customer information could damage our reputation, expose us to litigation, increase regulatory scrutiny and require us to incur significant technical, legal, and other expenses.

Legal Proceedings

The Company is subject to legal and regulatory actions, including class action lawsuits, in the ordinary course of its business. Our pending legal and regulatory actions include proceedings specific to us, as well as proceedings generally applicable to business practices in the industry in which we operate. From time to time, we also are subject to governmental and administrative proceedings and regulatory inquiries, examinations, and investigations in the ordinary course of our business. In addition, we, along with other industry participants, may occasionally be subject to investigations, examinations, and inquiries (in some cases industry-wide) concerning issues upon which regulators have decided to focus. Some of these proceedings involve requests for substantial and/or unspecified amounts, including compensatory or punitive damages.

While it is not possible to predict with certainty the ultimate outcome of any pending litigation proceedings or regulatory action, management believes, based on information currently known to it, that the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect upon the Separate Account, the ability of the principal underwriter(s) to perform in accordance with its contracts with the Company on behalf of the Separate Account, or the ability of the Company to meet its obligations under the policy.

For more information regarding the Company’s litigation and other legal proceedings, see the notes to the Company’s financial statements contained within the SAI.

Our Ability to Make Payments Under the Policy

Our Claims Paying Ability.  Our claims-paying ability (Claims-Paying Ability) is our ability to meet any contractual obligation we have to pay amounts under the policy. These amounts include death benefits, Withdrawals, surrenders, policy loans, the GPA, and any amounts paid through the policy’s additional features and guarantees. It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and as with any insurance product, there are risks to purchasing this policy. For this reason, when purchasing a policy and making investment decisions, you should consider our financial strength and Claims-Paying Ability to meet our obligations under the policy.

Obligations of Our Separate Account.  Net Premium and Account Value may be allocated to the Divisions. The Separate Account will purchase equivalent shares in the corresponding Funds. Any death benefits, Withdrawals, surrenders, policy loans, or transfers of Account Value from the Divisions will be redeemed from the corresponding Funds. We cannot use the Separate Account’s assets to pay any of our liabilities other than those arising from the policies. See “The Separate Account” in the “Investment Choices” section for more information.

Obligations of Our General Investment Account.  Net Premium and Account Value you allocate to the GPA is maintained in our General Investment Account. The assets of our General Investment Account support our insurance and annuity obligations and are subject to our general liabilities from our business operations and to claims by our creditors. We use GPA assets for many purposes including to pay death benefits, Withdrawals, surrenders, policy loans, and transfers from the GPA as well as to pay amounts we provide to you through elected additional features and guarantees that are in excess of your Variable Account Value allocated to the Separate Account.

Because of exemptive and exclusionary provisions, the General Investment Account, unlike the Separate Account, has not been registered under the 1933 Act or the 1940 Act. As a result, the General Investment Account is generally not subject to the provisions of the 1933 Act or the 1940 Act. Those disclosures, however, are subject to certain generally applicable provisions of the federal securities laws that require complete and accurate statements in prospectuses.

Unclaimed Property

Every state has some form of unclaimed property law that imposes varying legal and practical obligations on insurers and, indirectly, on Policy Owners, Insureds, Beneficiaries, and any other payees of proceeds from a policy. Unclaimed property laws generally provide for the transfer of benefits or payments under various circumstances to the abandoned property division or unclaimed property office in the state of last residence. This process is known as escheatment. To help avoid escheatment, keep your own information, as well as Beneficiary and any other payee information up-to-date, including: full names, postal and electronic media addresses, telephone numbers, dates of birth, and social security numbers. To update this information, contact our Administrative Office.

Financial Statements

We encourage both existing and prospective Policy Owners to read and understand our financial statements and those of the Separate Account. Our audited statutory financial statements and the Separate Account’s audited U.S. GAAP financial statements are included in the SAI. You can request an SAI by contacting our Administrative Office at the number or address on page 1 of this prospectus.

Appendix A

Examples of Premium Load Charge Blending

The tables and the calculations below show examples of how actual charges would be determined using a sample policy assuming the following:

•	The policy is in Policy Year 2, policy month 1.
•	The Total Selected Face Amount is $1,000,000.
•	The Base Selected Face Amount $800,000 and the Term Selected Face Amount is $200,000.
•	The policy is issued on a guaranteed basis for a 45 year-old male nonsmoker.
•	The policy is funded by seven annual premium payments of $47,580.
•	The Account Value immediately preceding the cost of insurance charge deduction in Policy Year 2, policy month 1 is $100,000.
•	The monthly equivalent of the minimum annual interest rate for the fixed account value is 0.0008295.

All of the tables and calculations examples use current charges. If maximum charges were used in these examples, the charges would be higher.

Percent of Premium Charge

Total Percent of Premium Charge: Deducted from each premium payment

Policy Year	Target Premium Charge	Excess Premium Charge	Target Premium Paid	Excess Premium Paid
2	5.55%	2.30%	$ 38,064	$ 9,516

Using the charges in the table above and the assumptions in the example listed above, the total Percent of Premium Charge is calculated as shown below.

Total Percent of Premium Charge =

[(Target Premium) x (Target Premium’s Percent of Premium Charge)]

+

[(Excess Premium) x (Excess Premium’s Percent of Premium Charge)]

= [($38,064) x (0.0555)]

+

[($9,516) x (0.023)]

= $2,331.42 of the premium received during Policy Year 2

Face Amount Charge

Total Selected Face Amount Charge: Deducted Monthly from Cash Value

Policy Year	Base Selected Face Amount Monthly Charge per $1000 of Face Amount	Term Selected Face Amount Monthly Charge per $1000 of Face Amount
2	$0.054	$0.054

Using the charges in the table above and the assumptions in the example listed above, the Total Selected Face Amount charge is calculated as shown below.

Total Selected Face Amount Charge per Month =

[(Base Selected Face Amount) x (Base Selected Face Amount Charge)]

+

[(Term Selected Face Amount) x (Term Selected Face Amount Charge)]

= [($800,000) / 1000 x ($0.054)]

+

[($200,000) / 1000 x ($0.054)]

= [($800) x ($0.054)]

+

[($200) x ($0.054)]

= [($43.20)]

+

[($10.80)]

= $54.00 deducted monthly from the Cash Value in Policy Year 2

Cost of Insurance Charge

Cost of Insurance Charge: Deducted Monthly from Cash Value*

Policy Year	Base Monthly Cost of Insurance Charge per $1000 of Insurance Risk*	Term Monthly Cost of Insurance Amount Charge per $1000 of Insurance Risk*
2	$0.046	$0.046

*Cost	of insurance charge rates change each Policy Year based on the issue age of the Insured and the Policy Year.

Using the charges in the table above and the assumptions in the example listed above, the cost of insurance charge is calculated as shown below.

Total Cost of Insurance Charge =

[(Base Net Amount at Risk) x (Base Monthly Cost of Insurance Charge)]

+

[(Term Net Amount at Risk) x (Term Monthly Cost of Insurance Charge)]

= [[($800,000 - $100,000) / (1.0008295)] / 1000 x ($0.046)]

+

[[($200,000) / (1.0008295)] / 1000 x ($0.046)]

= [($699.42) x ($0.046)]

+

[($199.83) x ($0.046)]

= [($32.17)]

+

[($9.19)]

= $41.36 deducted from the cash value in the first month of Policy Year 2

Appendix B

Factors Used in Calculating the Cash Surrender Value Enhancement Benefit

The tables below show the current factors used to calculate the Cash Surrender Value Enhancement Benefit for the first and last month of each Policy Year. The actual calculation will depend on the month the policy is surrendered. Policy Owners may, free of charge, request a calculation of their current Cash Surrender Value Enhancement Benefit by contacting our Administrative Office.

	Base Enhancement Percentage		Term Enhancement Percentage
Policy Year	Month 1	Month 12	Month 1	Month 12
1	6.35%	9.24%	3.18%	4.62%
2	9.01%	8.12%	4.50%	4.06%
3	7.88%	6.72%	3.94%	3.36%
4	6.64%	5.55%	3.32%	2.78%
5	5.39%	4.39%	2.69%	2.19%
6	4.29%	3.37%	2.14%	1.68%
7	3.35%	2.47%	1.68%	1.24%
8	1.00%	1.00%	0.50%	0.50%
9	0.00%	0.00%	0.00%	0.00%

Example of Cash Surrender Value Enhancement Benefit (using the factors available in the tables above)

In this example, we will assume the following:

•	A full surrender is requested in the last month of Policy Year 2.
•	The sum of all premiums paid, less the sum of all Withdrawals, and less any Policy Debt is $200,000.
•	The Base Selected Face Amount allocation (as a percentage of the Total Selected Face Amount) is 75%.
•	The Term Selected Face Amount allocation (as a percentage of the Total Selected Face Amount) is 25%.

Using the charges in the table above and the assumptions in the example listed above, the Cash Surrender Value Enhancement Benefit is calculated as shown below:

Cash Surrender Value Enhancement Benefit =

[(Base Selected Face Amount Allocation x Base Enhancement Percentage)

+

(Term Selected Face Amount Allocation x Term Enhancement Percentage)]

x

[Sum of all premiums paid, less the sum of all Withdrawals, and less any Policy Debt]

= [(0.75 x 8.12%)

+

(0.25 x 4.06%)]

x

[200,000]

= 7.105%

x

$200,000

= $14,210.00 Cash Surrender Value Enhancement Benefit

Example of Cash Surrender Value Enhancement Rider Charge Calculation

Total Rider Charge: Deducted from each premium payment*

Policy Year	Base Selected Face Amount Percentage Charge	Term Selected Face Amount Percentage Charge
2	0.50%	0.50%

*Rider	charge assessed in Policy Years 1-7.

In this example, we will assume the following:

•	A $50,000 premium is paid in Policy Year 2.
•	The Base Selected Face Amount Allocation (as a percentage of the Total Selected Face Amount) is 75%.
•	The Term Selected Face Amount Allocation (as a percentage of the Total Selected Face Amount) is 25%.

Using the charges in the table above and the assumptions in the example listed above, the rider charge deducted from the $50,000 premium payment is calculated as shown below:

Rider Charge =

[(Base Selected Face Amount Allocation x Base Selected Face Amount Percentage Charge)

+

(Term Selected Face Amount Allocation x Term Selected Face Amount Percentage Charge)]

x

[Premium Paid]

= [(0.75 x 0.50%)

+

(0.25 x 0.50%)]

x

[$50,000]

= 0.50%

x

$50,000

= $250.00 of the premium payment

Appendix C

Example of Amount of Monthly Term Insurance and Term Cost of Insurance Charge Calculation

The calculations below show an example of how the amount of monthly term insurance and the corresponding term cost of insurance charge would be determined using a sample policy with the term rider assuming the following:

•	The policy is in Policy Year 6, policy month 1.
•	The policy is issued on a guaranteed basis for a 45 year-old male non-smoker.
•	The policy is issued under the Cash Value Accumulation Test.
•	The policy’s Death Benefit Option is Option 1.
•	The Total Selected Face Amount is $1,000,000.
•	The Base Selected Face Amount $800,000 and the Term Rider Selected Face Amount is $200,000.
•	The policy is funded by seven annual premium payments of $47,580.
•	The Account Value immediately preceding the cost of insurance charge deduction in Policy Year 6, policy month 1 is $300,000.
•	The Minimum Death Benefit factor for a 55 year-old male non-smoker is 2.88.
•	The monthly equivalent of the minimum annual interest rate for the fixed Account Value is 0.0008295.
•	The term monthly cost of insurance charge per $1000 of Insurance Risk in Policy Year 6 is $0.09.

Amount of monthly term insurance

The calculation of the amount of monthly term insurance in Policy Year 6, policy month 1 is shown below:

Amount of monthly term insurance

= Term Selected Face Amount - (Minimum Death Benefit - Base Selected Face Amount)*

= $200,000 - (($300,000 x 2.88) - $800,000)

= $200,000 - ($864,000 - $800,000)

= $200,000 - $64,000

= $136,000 of monthly term insurance in Policy Year 6, policy month 1

*This	amount will not be less than zero.

Monthly Term Insurance Cost of Insurance Charge

The calculation of the term cost of insurance charge in Policy Year 6, policy month 1 is shown below:

Term Rider Cost of Insurance Charge

= [(Term Net Amount at Risk) x (Term Monthly Cost of Insurance Charge)]

= [($136,000 / 1.0008295) / 1,000] x $0.09

= [$135,887.28 / 1,000] x $0.09

= $135.89 x $0.09

= $12.23 deducted from the cash value in the first month of Policy Year 6 for the monthly term cost of insurance charge

Appendix D

Example of Overloan Protection Rider Operation

The calculations below show an example of how the Overloan Protection Rider operates using a sample policy with the Overloan Protection Rider assuming the following:

•	The policy is in Policy Year 21, policy month 1.
•	The Insured is Attained Age 80.
•	The policy is not a MEC.
•	The policy is issued under the Guideline Premium Test.
•	The policy’s Death Benefit Option is Option 2.
•	The Account Value immediately preceding the activation of the Overloan Protection Rider is $125,000.
•	The loaned Account Value immediately preceding the activation of the Overloan Protection Rider is $120,000.
•	Activating the Overloan Protection Rider will not cause the policy to become a MEC or fail the Guideline Premium Test.
•	All amounts that may be withdrawn from the policy without the imposition of federal income tax have been taken as partial surrenders prior to exercise of the rider.

Upon exercising the Overloan Protection Rider:

•	The one-time rider charge is deducted: = [Account Value x Overloan Protection Rider charge] = [$125,000 x 3.19%] = $3,987.50.
•	The Overloan Rider Trigger is met. The Overloan Rider Trigger point is 96% for Attained Age 80. The ratio of the Policy Debt to the Account Value less the deduction for the one-time rider charge = [loaned Account Value / (Account Value - Overloan Protection Rider charge)] = [$120,000 / ($125,000 - $3,987.50)] = 99.2%. 99.2% ≥ 96%.
•	The Death Benefit Option is changed from Option 2 to Option 1.
•	The remaining non-loaned Account Value is the Account Value less the Policy Debt less the one-time rider charge. The non-loaned Account Value = [Account Value - loaned Account Value - Overloan Protection Rider charge] = [$125,000 - $120,000 - $3,987.50] = $1,012.50. This amount is transferred to the GPA and will accrue interest at not less than the policy’s guaranteed minimum interest rate for the GPA.
•	The policy becomes a paid-up policy and the Selected Face Amount = [Account Value after the rider charge is taken x Minimum Death Benefit factor] = [($125,000 - $3,987.50) x 105%] = $127,063.13.
•	The Policy Debt of $120,000 will continue to accrue interest at the applicable rate and the loaned Account Value of $120,000 will continue to accrue interest at the applicable rate.

The SAI contains additional information about the Separate Account and the policy. The SAI is incorporated into this prospectus by reference and it is legally part of this prospectus. We filed the SAI with the SEC. The SEC maintains a website (www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC.

Information about the Separate Account, including the SAI, can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the Public Reference Room may be obtained by calling the SEC at 202-551-8090. You may also obtain copies of this information, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street NE, Washington, D.C. 20549-4644.

For a free copy of the SAI, other information about this policy, or general inquiries, contact our Administrative Office:

Massachusetts Mutual Life Insurance Company

LCM Document Management Hub

1295 State Street

PO Box 2488

Springfield, MA 01101-2488

1-800-548-0073

(Fax) 1-860-562-6154

(E-mail) LCMClientServices@massmutual.com

www.massmutual.com

You can also request, free of charge, a personalized illustration of death benefits, Surrender Values, and Account Values from your registered representative or by calling our Administrative Office.

Investment Company Act file number: 811-08075

Securities Act file number: 333-215823

Class (Contract) Identifier: C000182366

STATEMENT OF ADDITIONAL INFORMATION

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

(Depositor)

MASSACHUSETTS MUTUAL VARIABLE LIFE SEPARATE ACCOUNT I

(Registrant)

[                ], 2017

This is not a prospectus. This Statement of Additional Information (SAI) should be read in conjunction with the prospectus dated [                ], 2017, for the MassMutual ElectrumSM policy. The MassMutual ElectrumSM policy and its prospectus may be referred to in this SAI.

For a copy of the MassMutual ElectrumSM prospectus, contact your registered representative, our Administrative Office by mail at Massachusetts Mutual Life Insurance Company, LCM Document Management Hub, 1295 State Street, P.O. Box 2488, Springfield, Massachusetts 01101-2488, or by phone at 1-800-548-0073, by Fax at 1-860-562-6154, or by E-mail at LCMClientServices@massmutual.com, or access the Internet at www.massmutual.com, or access the Securities and Exchange Commission website at www.sec.gov.

	SAI	Prospectus
General Information and History	2
• Company	2	11
• The Separate Account	2	17

Services	2

Additional Information About the Operation of the Policy and the Registrant	2
• Purchase of Shares in the Funds	2
• Annual Reports	2
• Benefits Available by Rider	3	42

Underwriters	3
• Commissions	3

Additional Information	4
• Underwriting Procedures	4
• Special Purchase Plans — Reduction of Charges	4
• Increases in Base Selected Face Amount	5	37

Performance Data	5

Experts	5

Financial Statements	6	56
• The Registrant	6
• The Depositor	6

MassMutual ElectrumSM

Statement of Additional Information

1

GENERAL INFORMATION AND HISTORY

Company

In this Statement of Additional Information, “The Company,” “we,” “us,” and “our” refer to Massachusetts Mutual Life Insurance Company (MassMutual). MassMutual and its domestic life insurance subsidiaries provide individual and group life insurance, disability insurance, individual and group annuities and guaranteed interest contracts to individual and institutional customers in all 50 states of the U.S., the District of Columbia and Puerto Rico. Products and services are offered primarily through the Company’s MM Financials Advisors, Direct to Consumer, Institutional Solutions and Workplace Solutions distribution channels.

MassMutual was established on May 15, 1851 and is organized as a mutual life insurance company in the Commonwealth of Massachusetts. MassMutual’s home office is located at 1295 State Street, Springfield, Massachusetts 01111-0001.

The Separate Account

The Company’s Board of Directors established the Separate Account (Massachusetts Mutual Variable Life Separate Account I) on July 13, 1988, as a separate investment account of MassMutual. It was established based on the laws of the Commonwealth of Massachusetts. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940.

SERVICES

The Company holds title to the assets of the Separate Account. The Company maintains the records and accounts relating to the Guaranteed Principal Account (GPA), the Separate Account, the segment within the Separate Account established to receive and invest premium payments for the policies, and Divisions of that segment.

ADDITIONAL INFORMATION ABOUT THE

OPERATION OF THE POLICY AND THE REGISTRANT

Purchase of Shares in the Funds

Shares are purchased and redeemed at net asset value. Fund dividends and capital gain distributions are automatically reinvested, unless the Company, on behalf of the Separate Account, elects otherwise.

Because the Funds are also offered in variable annuity contracts, it is possible that conflicts could arise between the owners of variable life insurance policies and the owners of variable annuity contracts. If a conflict exists, the Fund’s board will notify the insurers and take appropriate action to eliminate the conflict.

Annual Reports

Each year within 30 calendar days after the Policy Anniversary date, we will provide the Policy Owner a report showing:

•	the Account Value at the beginning of the previous Policy Year;

•	all premiums paid since that time;

•	all additions to and deductions from the Account Value during the Policy Year; and

•	the Account Value, death benefit, Surrender Value and Policy Debt as of the last Policy Anniversary.

MassMutual ElectrumSM

Statement of Additional Information

2

This report may contain additional information if required by any applicable law or regulation.

Benefits Available by Rider

Waiver of Monthly Charges Rider. Under this rider, we will waive monthly charges (other than the mortality and expense risk charge) due for the policy while the Insured is totally disabled as defined in the rider.

Overloan Protection Rider. This rider is automatically attached on the Issue Date of the policy if the policy has been issued using the Guideline Premium Test under Section 7702 of the Internal Revenue Code of 1986, as amended. In the event that the policy’s non-loaned Account Value is insufficient to cover the policy’s monthly charges, this rider provides a paid-up life insurance benefit.

Cash Surrender Value Enhancement Rider. This rider provides an enhanced cash surrender value benefit to Policy Owners, subject to certain conditions.

Supplemental Monthly Term Insurance Rider. This rider provides the Policy Owner the option to purchase insurance on the life of the Insured that is in addition to the Base Selected Face Amount. The purchased insurance does not have Account Value, Cash Surrender Value or loan value.

UNDERWRITERS

The policies are sold by both registered representatives of MML Investors Services, LLC (MMLIS), a subsidiary of MassMutual, and by registered representatives of other broker-dealers who have entered into distribution agreements (Distribution Agreements) with MML Distributors, LLC (MML Distributors), a subsidiary of MassMutual. Pursuant to separate underwriting agreements with MassMutual, on its own behalf and on behalf of the Separate Account, MMLIS serves as principal underwriter of the policies sold by its registered representatives, and MML Distributors serves as principal underwriter for the policies sold by registered representatives of other broker-dealers who have entered into Distribution Agreements with MML Distributors.

MMLIS is located at 1295 State Street, Springfield, MA 01111-0001. MML Distributors is located at 100 Bright Meadow Boulevard, Enfield, CT 06082-1981. MMLIS and MML Distributors are registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 and are members of the Financial Industry Regulatory Authority (FINRA).

As of the date of this SAI, the policy has not yet been offered for sale. Therefore, no compensation has been paid and reported at this time.

Commissions

Commissions for sales of the policies by MMLIS registered representatives are paid by MassMutual on behalf of MMLIS to its registered representatives. Commissions for sales of the policies by registered representatives of other broker-dealers are paid by MassMutual on behalf of MML Distributors to those broker-dealers. As the policy has not yet been offered for sale, there are no commissions paid and reported at this time.

MML Distributors has selling agreements with other broker-dealers that are registered with the SEC and are members of FINRA (“selling brokers”). We sell the policy through agents who are licensed by state insurance officials to sell the policy and are registered representatives of a selling broker.

We also may contract with independent third party broker-dealers who may assist us in finding broker-dealers to offer and sell the policies. These third parties also may provide training, marketing and other sales related functions for us and other broker-dealers. And they may provide certain administrative services to us in connection with the policies.

MassMutual ElectrumSM

Statement of Additional Information

3

Agents or selling brokers who sell the policies receive commissions as a percentage of premiums paid as well as a percentage of the annual policy Account Value. General agents may also receive compensation as a percentage of premium paid. Commissions paid will not exceed 28% of premiums, plus 0.10% of the policy’s average annual Account Value.

We may compensate agents who have financing agreements with general agents of MassMutual differently. Agents who meet certain productivity and persistency standards in selling MassMutual policies are eligible for additional compensation. General agents and district managers who are registered representatives also may receive commission overrides, allowances and other compensation.

Agents and general agents may receive commissions at lower rates on policies sold to replace existing insurance issued by MassMutual or any of its subsidiaries.

We may pay independent, third party broker-dealers who assist us in finding broker-dealers to offer and sell the policies compensation based on premium payments for the policies. In addition, some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips and educational and/or business seminars.

While the compensation we pay to broker-dealers for sales of policies may vary with the sales agreement and level of production, the compensation generally is expected to be comparable to the aggregate compensation we pay to agents and general agents. However, from time to time, MML Distributors may enter into special arrangements with certain broker-dealers. These special arrangements may provide for the payment of higher compensation to such broker-dealers and registered representatives for selling the policies.

The offering is on a continuous basis.

ADDITIONAL INFORMATION

Underwriting Procedures

Underwriting is prescribed at the group level, based on analysis of the group’s characteristics. A Case may be assigned either Full Underwriting, Simplified Issue Underwriting or Guaranteed Issue Underwriting. Current cost of insurance charges will vary by the type of underwriting performed. The guaranteed maximum cost of insurance charges are based on the 2001 Commissioners’ Standard Ordinary Mortality Table, male or female (unisex rates may be required in some states), the non-smoker or smoker table, and age of the insured on his/her last birthday.

Special Purchase Plans — Reduction of Charges

We may reduce or eliminate certain charges (sales load, administrative charge, cost of insurance charge, or other charges) where the size or nature of the group results in savings in sales, underwriting, administrative or other costs, to us. These charges may be reduced in certain group, sponsored arrangements or special exchange programs made available by us. Eligibility for reduction in charges and the amount of any reduction is determined by a number of factors, including:

•	the number of insureds;

•	the total premium expected to be paid;

•	total assets under management for the Policy Owner;

•	the nature of the relationship among individual insureds;

•	the purpose for which the policies are being purchased; and

•	the expected persistency of individual policies.

MassMutual ElectrumSM

Statement of Additional Information

4

The extent and nature of reductions may change from time to time. The charge structure may vary. Variations are determined in a manner not unfairly discriminatory to Policy Owners which reflects differences in costs of services.

Increases in Base Selected Face Amount

Additional coverage acquired in accordance with an increase in Base Selected Face Amount will incur cost of insurance charges on the same basis as the original contract. Following an increase in Base Selected Face Amount, cash values and premium payments are applied to the total contract, with no distinct assignment to the original contract and the increased portion.

PERFORMANCE DATA

From time to time, we may report actual historical performance of the investment funds underlying each Division of the Separate Account. These returns will reflect the fund operating expenses but they will not reflect the mortality and expense risk charge, any deductions from premiums, monthly charges assessed against the Account Value of the policy, or other policy charges. If these expenses and charges were deducted, the rates of return would be significantly lower.

The rates of return we report will not be illustrative of how actual investment performance will affect the benefits under the policy. Neither are they necessarily indicative of future performance. Actual rates may be higher or lower than those reported.

We currently post investment performance reports for the underlying funds available in the MassMutual ElectrumSM product on our website at www.massmutual.com. You can also request a copy of the most recent report from your registered representative or by calling our Administrative Office at 1-800-548-0073, Monday—Friday, 8 AM to 5 PM Eastern Time. Questions about the information in these reports should be directed to your registered representative.

We may also distribute sales literature that includes historical performance of broad market indices, such as the Standard & Poor’s 500 Stock Index® and the Dow Jones Industrial Average. These indices are provided for informational purposes only.

EXPERTS

[To be filed by amendment.]

MassMutual ElectrumSM

Statement of Additional Information

5

FINANCIAL STATEMENTS

[The following financial statements to be filed by amendment:

The Registrant

Report of Independent Registered Public Accounting Firm

Statement of Assets and Liabilities as of December 31, 2016

Statements of Operations and Changes in Net Assets for the years ended December 31, 2016 and 2015

Notes to Financial Statements including financial highlights for the years or periods ended December 31, 2012 to December 31, 2016

The Depositor

Independent Auditors’ Report

Statutory Statements of Financial Position as of December 31, 2016 and 2015

Statutory Statements of Income (Loss) for the years ended December 31, 2016, 2015, and 2014

Statutory Statements of Changes in Surplus for the years ended December 31, 2016, 2015, and 2014

Statutory Statements of Cash Flows for the years ended December 31, 2016, 2015, and 2014

Notes to Statutory Financial Statements]

MassMutual ElectrumSM

Statement of Additional Information

6

PART C

OTHER INFORMATION

Item 26.	Exhibits

Exhibit (a)	Resolution of the Board of Directors of Massachusetts Mutual Life Insurance Company, establishing the Separate Account – Incorporated by reference to Initial Registration Statement File No. 333-22557 filed February 28, 1997

Exhibit (b)	Not Applicable

Exhibit (c)	i.	Underwriting and Servicing Agreement dated December 16, 2014 by and between MML Investors Services, Inc. and Massachusetts Mutual Life Insurance Company – Incorporated by reference to Initial Registration Statement File No. 333 202684 filed March 12, 2015

ii.	Underwriting and Servicing Agreement (Distribution Servicing Agreement) dated December 16, 2014 by and between MML Distributors, LLC and Massachusetts Mutual Life Insurance Company on behalf of Massachusetts Mutual Variable Life Separate Account I – Incorporated by reference to Registration Statement File
No. 333-22557 filed April 28, 2015

	iii.	Template for Insurance Products Distribution Agreement (MMLD) (Version 04/15) – Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement File No. 333-206438 filed December 15, 2015

Exhibit (d)	i.	Form of Flexible Premium Adjustable Variable Life Insurance Policy – Incorporated by reference to Initial Registration Statement File No. 333-215823 filed January 31, 2017

	ii.	Form of Cash Surrender Value Enhancement Rider – Incorporated by reference to Initial Registration Statement File No. 333-215823 filed January 31, 2017

	iii.	Form of Overloan Protection Rider – Incorporated by reference to Initial Registration Statement File No. 333- 215823 filed January 31, 2017

	iv.	Form of Supplemental Monthly Term Insurance Rider – Incorporated by reference to Initial Registration Statement File No. 333-215823 filed January 31, 2017

	v.	Form of Waiver of Monthly Charges Rider – Incorporated by reference to Initial Registration Statement File No. 333-215823 filed January 31, 2017

Exhibit (e)	i.	Application for Flexible Premium Variable Adjustable Life Insurance Policy – Incorporated by reference to Initial Registration Statement File No. 333-215823 filed January 31, 2017

Exhibit (f)	i.	Charter documentation as amended through August 10, 2008 of Massachusetts Mutual Life Insurance Company – Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement File No. 333-50410 filed November 24, 2008

	ii.	By-Laws of Massachusetts Mutual Life Insurance Company as adopted April 8, 2015 – Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement File No. 333-150916 filed April 28, 2015

Exhibit (g)	Not Applicable

Exhibit (h)	i.	Participation, Selling, Servicing Agreements:

		a.	AIM Funds (Invesco Funds)

			–	Participation Agreement dated April 30, 2004 with revised Schedule A as of July 6, 2005 (AIM Variable Insurance Funds, A I M Distributors, Inc., and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed September 12, 2008

● Amendment No. 1 effective as of July 1, 2008 – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed September 12, 2008

● Amendment Nos. 2 and 3 effective April 30, 2010 and May 1, 2011 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-45039 filed April 25, 2012

–

Financial Support Agreement dated October 1, 2016 (Invesco Distributors, Inc. and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement File No. 333-150916 filed April 26, 2017

			–	Administrative Services Agreement dated October 1, 2016 (Invesco Advisers, Inc. and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement File No. 333-150916 filed April 26, 2017

		b.	American Century Funds

			–	Shareholder Services Agreement dated as of May 14, 1998 (American Century Investment Management, Inc., Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-22557 filed April 25, 2012

● Amendments Nos. 1, 2, 3 and 4 dated and effective as of May 1, 1999, September 1, 1999, January 1, 2000 and August 1, 2003 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-50410 filed April 25, 2008

● Amendment No. 5 effective as of November 1, 2008 – Incorporated by reference to Post-Effective Amendment No. 19 to Registration Statement File No. 333-50410 filed April 28, 2009

● Amendment No. 6 effective as of March 1, 2011 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-22557 filed April 25, 2012

● Amendment No. 7 effective July 1, 2013 – Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement File No. 333-50410 filed April 28, 2014

		c.	BlackRock Funds

			–	Participation Agreement **

			–	Administrative Services Agreement **

		d.	Delaware Funds

			–	Participation Agreement **

			–	Administrative Service Agreement **

		e.	Dreyfus Funds

			–	Participation Agreement **

			–	Administrative Services Agreement **

		f.	Eaton Vance Funds

			–	Participation Agreement **

g.	Fidelity® Funds

	–	Amended and Restated Participation Agreement **

	–	Second Amendment to Service Contract **

i.	Franklin Templeton Funds

	–	Participation Agreement dated as of May 1, 2000 (Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc. Massachusetts Mutual Life Insurance Company, C.M. Life Insurance Company and MML Bay State Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 23 to Registration Statement File No. 333-50410 filed April 24, 2013

		●	Amendment effective April 15, 2001 – Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement File No. 333-50410 filed April 25, 2012

		●	Amendments Nos. 2 and 3 effective May 1, 2003 and June 5, 2007 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-50410 filed April 25, 2008

		●	Amendment No. 4 dated October 25, 2010 – Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement File No. 333-50410 filed April 26, 2011

		●	Addendum to Participation Agreement (and MML Distributors, LLC) effective as of March 20, 2012 – Incorporated by reference to Post-Effective Amendment No. 23 to Registration Statement File No. 333-50410 filed April 24, 2013

		●	Amendment effective as of January 15, 2013 – Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement File No. 333-50410 filed April 28, 2014

		●	Amendment No. 6 executed as of August 6, 2014 – Incorporated by reference to Post-Effective Amendment No. 25 to Registration Statement File No. 333-50410 filed April 28, 2015

		●	Amendment No. 7 dated October 14, 2016 – Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement File No. 333-49457 filed April 26, 2017

	–	Franklin Templeton Administrative Services Agreement (Franklin Templeton Services, LLC, Massachusetts Mutual Life Insurance Company, C.M. Life Insurance Company, and MML Bay State Life Insurance Company) dated May 1, 2002 – Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement File No. 333-49457 filed April 26, 2017

		●	Amendment No. 1 signed August 10, 2005 – Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement File No. 333-49457 filed April 26, 2017

		●	Amendment No. 2 dated December 28, 2007 – Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement File No. 333-49457 filed April 26, 2017

		●	Amendment No. 3 dated October 14, 2016 – Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement File No. 333-49457 filed April 26, 2017

j.	Goldman Sachs Funds

	–	Participation Agreement dated October 23, 1998 (Goldman Sachs Variable Insurance Trust, Goldman Sachs & Co. and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-65887 filed April 24, 2013

		●	Amendment effective November 1, 1999 and Amendments Nos. 2, 3 and 4 effective May 1, 2000, April 15, 2001 and May 1, 2003 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement on File No. 333-50410 filed April 25, 2008

		●	Amendment No. 5 effective April 6, 2011 – Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement on File No. 333-65887 filed April 25, 2012

		●	Amendment No. 6 dated October 1, 2016 – Incorporated by reference to Post-Effective Amendment No. 20 to Registration Statement File No. 333-65887 filed April 26, 2017

k.	Ivy Funds

	–	Participation Agreement dated as of October 25, 2012 (Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement File No. 333-109620 filed April 25, 2013

		●	First Amendment dated January 18, 2013 – Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement File No. 333-109620 filed April 25, 2013

		●	Second Amendment dated June 12, 2015 – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-203063 filed June 18, 2015

		●	Third Amendment dated February 18, 2016 – Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement File No. 333-202684 filed April 26, 2017

		●	Fourth Amendment dated October 1, 2016 – Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement File No. 333-202684 filed April 26, 2017

		●	Fifth Amendment dated March 1, 2017 – Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement File No. 333-202684 filed April 26, 2017

	–	Services Agreement dated October 25, 2012 by and among Waddell & Reed, Inc., Massachusetts Mutual Life Insurance Company and MML Distributors, LLC – Incorporated by reference to Initial Registration Statement File No. 333-206438 filed August 17, 2015

		●	Amendment No. 1 effective April 1, 2014 – Incorporated by reference to Initial Registration Statement File No. 333-206438 filed August 17, 2015

		●	Amendment No. 2 to Services Agreement effective April 15, 2015 – Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement File No. 333-206438 filed April 27, 2016

		●	Amendment No. 3 dated October 1, 2016 – Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement File No. 333-206438 filed April 26, 2017

l.	JP Morgan Funds

	–	Participation Agreement dated [ ] **

	–	Supplemental Payment Agreement (for administrative services) effective as of [ ] **

m.	Lord Abbett Series Funds

	–	Participation Agreement dated [ ] **

	–	Service Agreement dated [ ] **

	–	Administrative Services Agreement dated [ ] **

n.	MFS® Funds

–

Amended and Restated Participation Agreement dated October 1, 2016 (MFS Variable Insurance Trust, MFS Variable Insurance Trust II, MFS Variable Insurance Trust III, MFS Fund Distributors, Inc. and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 23 to Registration Statement File No. 333-22557 filed April 26, 2017

–

Shareholder Services Letter Agreement (re Administrative Services) dated October 1, 2016 (MFS Variable Insurance Trust, MFS Variable Insurance Trust II, MFS Variable Insurance Trust III, MFS Fund Distributors, Inc. and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 23 to Registration Statement File No. 333-22557 filed April 26, 2017

o.	MML Funds

	–	Participation Agreement dated November 17, 2005 (MML Series Investment Fund, Massachusetts Mutual Life Insurance Company and MML Bay State Life Insurance Company and C.M. Life Insurance Company)– Incorporated by reference to Post-Effective Amendment No. 62 to Registration Statement File No. 002-39334 filed August 22, 2007

		●	First Amendment – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-50410 filed April 25, 2008

		●	Second Amendment dated as of August 26, 2008 – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed September 12, 2008

		●	Third Amendment dated as of April 9, 2010 – Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement File No. 333-150916 filed April 27, 2010

		●	Fourth Amendment dated and effective July 23, 2010 – Incorporated by reference to Post-Effective Amendment No. 78 to Registration Statement File No. 002-39334 filed March 2, 2011

		●	Fifth Amendment dated August 28, 2012 – Incorporated by reference to Post-Effective Amendment No. 87 to Registration Statement File No. 002-39334 filed March 1, 2013

		●	Sixth Amendment dated April 1, 2014 – Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement File No. 333-150916 filed April 28, 2014

		●	Seventh Amendment dated August 11, 2015 – Incorporated by reference to Initial Registration Statement File No. 333-206438 filed August 17, 2015

p.	MML II Funds

	–	Participation Agreement dated November 17, 2005 (MML Series Investment Fund II, Massachusetts Mutual Life Insurance Company and MML Bay State Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement File No. 333-122804 filed April 30, 2008

		●	First Amendment effective November 17, 2005 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-50410 filed April 25, 2008

		●	Second Amendment dated as of August 26, 2008 – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed September 12, 2008

		●	Third Amendment dated as of April 9, 2010 – Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement File No. 333-150916 filed April 27, 2010

		●	Fourth Amendment dated and effective July 23, 2010 – Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement File No. 333-122804 filed March 2, 2011

		●	Fifth Amendment dated August 1, 2011 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-45039 filed April 25, 2012

●	Sixth and Seventh Amendments dated and effective August 28, 2012 and November 12, 2012 – Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement File
No. 333-122804 filed March 1, 2013

		●	Eighth Amendment dated April 1, 2014 – Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement File No. 333-150916 filed April 28, 2014

		●	Ninth Amendment dated August 11, 2015 – Incorporated by reference to Initial Registration Statement File No. 333-206438 filed August 17, 2015

q.	Oppenheimer Funds

	–	Participation Agreement, entered into as of May 1, 2006 and executed on November 20, 2007, (Oppenheimer Variable Account Funds, OppenheimerFunds, Inc., Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-50410 filed April 25, 2008

		●	Amendment No. 1 effective April 3, 2008 – Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed April 28, 2009

		●	Amendment No. 2 effective June 8, 2009 – Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement File No. 333-150916 filed April 27, 2010

		●	Amendment No. 3 effective October 13, 2010 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-45039 filed April 25, 2012

		●	Amendment No. 4 dated April 1, 2014 – Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement File No. 333-150916 filed April 28, 2014

r.	PIMCO Funds

	–	Participation Agreement dated as of April 21, 2006 (Massachusetts Mutual Life Insurance Company, C.M. Life Insurance Company and PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC) – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed September 12, 2008

		●	Amendment No. 1 effective as of June 30, 2008 – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-150916 filed September 12, 2008

		●	Termination, New Agreements and Amendments dated November 10, 2010 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement No. 333-45039 filed April 25, 2012

		●	Amendment effective as of May 1, 2011 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement No. 333-45039 filed April 25, 2012

		●	Amendment to Participation Agreement dated March 1, 2017 – Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement File No. 333-150916 filed April 26, 2017

	–	Selling Agreement executed on April 26, 2006 (Allianz Global Investors Distributors LLC, Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company) for Advisor Class Shares of PIMCO Variable Insurance Trust – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed September 12, 2008

–	Services Agreement effective as of April 21, 2006 (PIMCO, Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company) for Advisor Class Shares of PIMCO Variable Insurance Trust – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File
No. 333-150916 filed September 12, 2008

	s.	T. Rowe Price Funds

– Participation Agreement dated as of June 1, 1998 (T. Rowe Price Equity Series, Inc., T. Rowe Price Investment Services, Inc. and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-22557 filed April 25, 2012

● Amendments effective December 15, 1999 (T. Rowe Price Fixed Income Series, Inc., becomes a party), May 1, 2006, and January 7, 2008 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-50410 filed April 25, 2008

● Amendment effective March 21, 2013 – Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement File No. 333-22557 filed April 24, 2013

● Amendment effective September 1, 2016 – Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement File No. 333-22557 filed April 26, 2017

– Distribution Agreement effective September 1, 2016 (T. Rowe Price Investment Services, Inc., Massachusetts Mutual Life Insurance Company, MML Investors Services, LLC, and MML Distributors, LLC) – Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement File No. 333-22557 filed April 26, 2017

	t	Voya Funds

– Participation Agreement dated April 26, 2006 (Massachusetts Mutual Life Insurance Company, ING Funds Distributor, LLC and ING Variable Products Trust) – Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement File No. 033-73140 filed April 27, 2007

● Amendments dated May 28, 2007 and April 3, 2008 – Incorporated by reference to Initial Registration Statement File No. 333-150916 filed May 14, 2008

● Amendment dated September 6, 2008 – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed September 12, 2008

● Amendment dated May 27, 2010 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-45039 filed April 25, 2012

● Amendment dated January 17, 2014 – Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement File No. 333-150916 filed April 28, 2014

● Amendment dated December 23, 2014 – Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement File No. 333-150916 filed April 28, 2015

● Amendment dated June 29, 2016 – Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement File No. 333-150916 filed April 26, 2017

ii.	Shareholder Information Agreements (Rule 22c-2 Agreements)

	a.	AIM Variable Insurance Funds effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

b.	American Century Investment Services, Inc. effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File
No. 333-50410 filed April 25, 2007

	c.	BlackRock Funds **

	d.	Delaware VIP Trust, Delaware Distributors, L.P. effective [ ] (Massachusetts Mutual Life Insurance Company) **

	e.	Dreyfus Investment Portfolios (included within the Fund Participation Agreement) **

	f.	Eaton Vance **

	g.	Fidelity Distributors Corporation effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

● Amendment [ ] **

	h.	Franklin/Templeton Distributors, Inc. effective April 16, 2007 (Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

	i.	Goldman Sachs & Co. effective October 16, 2007 (Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

	j.	Ivy Funds Variable Insurance Portfolios dated November 13, 2012 (Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement File No. 333-109620 filed April 25, 2013

	k.	JP Morgan **

	l.	Lord Abbett Series **

	m.	MFS® Fund Distributors, Inc. effective October 16, 2007 (Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

	n.	MML Series Investment Fund effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

o.	MML Series Investment Fund II effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

p.	OppenheimerFunds Services, OppenheimerFunds Distributor, Inc. effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

q.	PIMCO Variable Insurance Trust (Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company) – Incorporated by reference to Initial Registration Statement File No. 333-150916 filed May 14, 2008

r.	T. Rowe Price Services, Inc., T. Rowe Price Investment Services, Inc. effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

●

Amendment dated as of March 1, 2017 (T. Rowe Price Fixed Income Series, Inc. and T. Rowe Price Equity Series, Inc. are each made a party to the agreement) – Incorporated by reference to Post-Effective Amendment No. 23 to Registration Statement File No. 333-22557 filed April 26, 2017

s.	Voya Investors Trust effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Initial Registration Statement File No. 333-150916 filed May 14, 2008

Exhibit (i)	Not Applicable
Exhibit (j)	Not Applicable
Exhibit (k)	Opinion and Consent of Counsel as to the legality of the securities being registered **
Exhibit (l)	Not Applicable
Exhibit (m)	Not Applicable
Exhibit (n)	i	Auditor Consents:
● Company Financial Statements ** ● Separate Account Financial Statements **
	ii	Powers of Attorney for:
		● Roger W. Crandall ● Karen H. Bechtel ● Mark T. Bertolini ● Karen A. Corbet ● James H. DeGraffenreidt, Jr. ● Robert A. Essner ● Isabel D. Goren	● Kenneth Langevin ● Jeffrey H. Leiden ● Laura J. Sen ● William T. Spitz ● H. Todd Stitzer ● Elizabeth A. Ward

– Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement File No. 333-150916 filed April 26, 2017

Exhibit (o)	Not Applicable
Exhibit (p)	Not Applicable
Exhibit (q)	SEC Procedures Memorandum dated [ ], describing Massachusetts Mutual Life Insurance Company issuance, transfer, and redemption procedures for the Policy **

**    to be filed by amendment

Item 27.	Directors and Officers of the Depositor

Directors of Massachusetts Mutual Life Insurance Company

Roger W. Crandall, Director, Chairman 1295 State Street B101 Springfield, MA 01111	Kathleen A. Corbet, Lead Director 49 Cross Ridge Road New Canaan, CT 06840	Karen Bechtel, Director 100 South Point Drive , Apt 306 Miami, FL 33139

Mark T. Bertolini, Director 151 Farmington Avenue Hartford, CT 06156	James H. DeGraffenreidt, Jr., Director 1340 Smith Avenue Suite 200 Baltimore, MD 21209	Robert A. Essner, Director 1301 Westway Drive Sarasota, FL 34236

Isabella D. Goren, Director 16228 Shadybank Drive Dallas, TX 75248	Jeffrey M. Leiden, Director 50 Northern Avenue Boston, MA 02210	Marc Racicot, Director 28013 Swan Cove Drive Bigfork, MT 59911

Laura J. Sen, Director 95 Pembroke Street, Unit 1 Boston, MA 02118	William T. Spitz, Director 16 Wynstone Nashville, TN 37215	H. Todd Stitzer, Director 1312 Casey Key Road Nokomis, FL 34275

Officers of Massachusetts Mutual Life Insurance Company

Todd G. Picken, Corporate Vice President and Treasurer 1295 State Street Springfield, MA 01111	Melvin Corbett, Executive Vice President and Chief Investment Officer 1295 State Street Springfield, MA 01111

Roger W. Crandall, President and Chief Executive Officer (principal executive officer) 1295 State Street B101 Springfield, MA 01111	Pia Flanagan, Vice President, Corporate Secretary & Chief of Staff 1295 State Street Springfield, MA 01111

Michael J. O’Connor, Senior Vice President and General Counsel 1295 State Street Springfield, MA 01111	Mark Roellig, Chief Technology and Administrative Officer 1295 State Street Springfield, MA 01111

Elizabeth A. Ward, Executive Vice President, Chief Financial Officer and Chief Actuary 1295 State Street Springfield, MA 01111	Susan Cicco, Senior Vice President, Chief Human Resources & Communications Officer 1295 State Street Springfield, MA 01111

Michael Fanning, Executive Vice President, Head of MassMutual U.S. 1295 State Street Springfield, MA 01111	Gareth F. Ross, Senior Vice President and Chief Digital and Customer Experience Officer 1295 State Street Springfield, MA 01111

Kenneth Langevin, Controller 1295 State Street Springfield, MA 01111

Item 28.	Persons Controlled by or Under Common Control with the Depositor or the Registrant

Incorporated herein by reference to Item 28 in Post-Effective Amendment No. 9 to Registration Statement File No. 333-150916, as filed on April 26, 2017

Item 29.	Indemnification

MassMutual directors and officers are indemnified under Article V of the by-laws of Massachusetts Mutual Life Insurance Company, as set forth below.

ARTICLE V. of the By-laws of MassMutual provides for indemnification of directors and officers as follows:

ARTICLE V.

INDEMNIFICATION

Subject to limitations of law, the Company shall indemnify:

(a)	each director, officer or employee;

(b)	any individual who serves at the request of the Company as a director, board member, committee member, partner, trustee, officer or employee of any foreign or domestic organization or any separate investment account; or

(c)	any individual who serves in any capacity with respect to any employee benefit plan,

from and against all loss, liability and expense imposed upon or incurred by such person in connection with any threatened, pending or completed action, claim, suit, investigation or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened to be involved, by reason of any alleged act, omission or otherwise while serving in any such capacity, whether such action, claim, suit, investigation or proceeding is civil, criminal, administrative, arbitrative, or investigative and/or formal or informal in nature. Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person’s heirs and legal representatives.

Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards of any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof.

Notwithstanding the foregoing, no indemnification shall be provided with respect to:

(1)	any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;

(2)	any liability to any entity which is registered as an investment company under the Federal Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office; and

(3)	any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person’s indemnification is awarded by vote of the Board of Directors.

In any matter disposed of by settlement or in the event of an adjudication which in the opinion of the General Counsel or his or her delegate does not make a sufficient determination of conduct which could preclude or permit indemnification in accordance with the preceding paragraphs (1), (2) and (3), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel (who may be an officer of the Company or outside counsel employed by the Company), such person’s conduct was such as precludes indemnification under any such paragraph. The termination of any action, claim, suit, investigation or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in the best interests of the Company.

The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that the person thus indemnified is not entitled to indemnification under this Article V.”

To provide certainty and more clarification regarding the indemnification provisions of the Bylaws set forth above, MassMutual has entered into indemnification agreements with each of its directors, and with each of its officers who serve as a director of a subsidiary of MassMutual, (a “Director”). Pursuant to the Agreements, MassMutual agrees to indemnify a Director, to the extent legally permissible, against (a) all expenses, judgments, fines and settlements (“Costs”), liabilities, and penalties paid in connection with a proceeding involving the Director because he or she is a director if the Director (i) acted in good faith, (ii) reasonably believed the conduct was in the Company’s best interests; (iii) had no reasonable cause to believe the conduct was unlawful (in a criminal proceeding); and, (iv) engaged in conduct for which the Director shall not be liable under MassMutual’s Charter or By-Laws. MassMutual further agrees to indemnify a Director, to the extent permitted by law, against all Costs paid in connection with any proceeding (i) unless the Director breached a duty of loyalty, (ii) except for liability for acts or omissions not in good faith, involving intentional misconduct or a knowing violation of law, (iii) except for liability under Section 6.40 of Chapter 156D of Massachusetts Business Corporation Act (“MBCA”), or (iv) except for liability related to any transaction from which the Director derived an improper benefit. MassMutual will also indemnify a Director, to the fullest extent authorized by the MBCA, against all expenses to the extent the Director has been successful on the merits or in defense of any proceeding. If any court determines that despite an adjudication of liability to MassMutual or its subsidiary that the Director is entitled to indemnification, MassMutual will indemnify the Director to the extent permitted by law. Subject to the Director’s obligation to pay MassMutual in the event that the Director is not entitled to indemnification, MassMutual will pay the expenses of the Director prior to a final determination as to whether the Director is entitled to indemnification.

RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.	Principal Underwriters

(a)	MML Investors Services, LLC (“MMLIS”) serves as principal underwriter of the contracts/policies/certificates sold by its registered representatives, and MML Distributors, LLC (“MML Distributors”) serves as principal underwriter of the contracts/policies/certificates sold by registered representatives of other broker-dealers who have entered into distribution agreements with MML Distributors.

MML Distributors and MMLIS, either jointly or individually, act as principal underwriters for:

Massachusetts Mutual Variable Life Separate Account I, Massachusetts Mutual Variable Annuity Separate Account 1, Massachusetts Mutual Variable Annuity Separate Account 2, Massachusetts Mutual Variable Annuity Separate Account 3, Massachusetts Mutual Variable Annuity Separate Account 4, Panorama Separate Account, Connecticut Mutual Variable Life Separate Account I, MML Bay State Variable Life Separate Account I, MML Bay State Variable Annuity Separate Account 1, Panorama Plus Separate Account, C.M. Multi-Account A, C.M. Life Variable Life Separate Account I, Massachusetts Mutual Variable Life Separate Account II, MassMutual Premier Funds, MassMutual Select Funds, and certain series of the MML Series Investment Fund and MML Series Investment Fund II.

MML Distributors also acts as principal underwriter for certain contracts/policies that utilize the following registered separate accounts of the Hartford Insurance Company:

Hartford Life Insurance Company – Separate Account Two

Hartford Life Insurance Company – Separate Account Two (DC Variable Account I)

Hartford Life Insurance Company – Separate Account Two (DC Variable Account II)

Hartford Life Insurance Company – Separate Account Two (QP Variable Account)

Hartford Life Insurance Company – Separate Account Two (NQ Variable Account)

Hartford Life Insurance Company – Separate Account Eleven

Hartford Life Insurance Company – Separate Account Twelve

(b)	MMLIS and MML Distributors are the principal underwriters for this policy. The following people are officers and directors of MMLIS and member representatives of MML Distributors:

OFFICERS AND DIRECTORS OF MML INVESTORS SERVICES, LLC

Name	Positions and Offices	Principal Business Address
John Vaccaro	Chief Executive Officer, Director (Chairman of the Board)	*
Wendy Benson	President, Director	*
Michael Fanning	Director	*
Elizabeth Ward	Director	*
William F. Monroe, Jr.	Vice President, Chief Operating Officer	*
Nathan Hall	Chief Financial Officer, Treasurer and Assistant Vice President	*
Joseph Olesky	Controller	*
Christine Frederick	Chief Compliance Office	*
Robert S. Rosenthal	Chief Legal Officer, Vice President, and Secretary	*
Thomas Bauer	Chief Technology Officer	*
Laura Perlotto	Assistant Vice President and AML Compliance Officer	*
Susan Scanlon	Deputy Chief Compliance Officer	**
James P. Puhala	Deputy Chief Compliance Officer	*
Mark Viviano	Co-Chief Operations Officer and Assistant Vice President	**
Mark Larose	Co-Chief Operations Officer and Assistant Vice President	*
Kenneth M. Rickson	Vice President and Field Risk Officer	*
Paul Lapiana	Vice President, Agency Field Force Supervisor	11215 North Community House Rd, Charlotte, NC 28277
Mark Kaye	Director	*
David Holtzer	Field Risk Officer	11215 North Community House Rd, Charlotte, NC 28277
Edward K. Duch, III	Assistant Secretary	*
Alyssa M. O’Connor	Assistant Secretary	*
Bruce C. Frisbie	Assistant Treasurer	**
Kevin LaComb	Assistant Treasurer	*
Todd Picken	Assistant Treasurer	*
David Mink	Vice President	11215 North Community House Rd, Charlotte, NC 28277
Mary B. Wilkinson	Vice President	11215 North Community House Rd, Charlotte, NC 28277
Richard Bourgeois	Vice President	*
Mario Morton	Assistant Vice President and Registration Manager	*
Anthony Frogameni	Assistant Vice President and Chief Privacy Officer	*
Mathew Verdi	Assistant Vice President	*
Elaine Gruet	Assistant Vice President	*
Delphine Soucie	Assistant Vice President	*
Kathy Rogers	Continuing Education Officer	*
David Cove	Regional Assistant Vice President	*
Nick DeLuca	Regional Assistant Vice President	1101 North Black Canyon Highway PH30 Phoenix, AZ 85209
Sean Murphy	Regional Assistant Vice President	*
Michelle Pedigo	Regional Assistant Vice President	*
John Rogan	Regional Assistant Vice President	*
Jack Yvon	Regional Assistant Vice President	*
Julie Davis	Regional Assistant Vice President	*
Craig Waddington	• Variable Life Product Distribution Officer • Variable Annuity Product Distribution Officer	*
Michael Dunn	Worksite Product Distribution Officer	**

*	1295 State Street, Springfield, MA 01111-0001
**	100 Bright Meadow Boulevard, Enfield, CT 06082-1981

OFFICERS AND MEMBER REPRESENTATIVES MML DISTRIBUTORS, LLC

Name	Positions and Offices	Principal Business Address
Eric Wietsma	Chief Executive Officer and President	*
Nathan Hall	Chief Financial Officer and Treasurer	**
Michael Fanning	Member Representative	*
Robert S. Rosenthal	Vice President, Chief Legal Officer, and Secretary	*
Alyssa O’Connor	Assistant Secretary	*
Kevin LaComb	Assistant Treasurer	*
Edward K. Duch, III	Assistant Secretary	*
Barbara Upton	Assistant Vice President, Chief Compliance Officer, and Continuing Education Officer	**
Stephen Alibozek	Entity Contracting Officer	*
Brian Haendiges	Vice President	**
Donna Watson	Assistant Treasurer	**
Bruce C. Frisbie	Assistant Treasurer	*
Todd Picken	Assistant Treasurer	*
H. Bradford Hoffman	Chief Risk Officer	*
Mario Morton	Registration Manager	*
Michael Dunn	Worksite Product Distribution Officer	**
Aruna Hobbs	Vice President	One Marina Parke Avenue Boston, MA 02210
Tina Wilson	Vice President	**

*	1295 State Street, Springfield, MA 01111-0001
**	100 Bright Meadow Boulevard, Enfield, CT 06082-1981

(c)	Compensation From the Registrant

For information about all commissions and other compensation received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant’s last fiscal year, refer to the “Underwriters” section of the Statement of Additional Information.

Item 31.	Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through Massachusetts Mutual Life Insurance Company, Company, at its satellite office, 100 Bright Meadow Boulevard, Enfield, CT 06082.

Item 32.	Management Services

Not Applicable

Item 33.	Fee Representation

REPRESENTATION UNDER SECTION 26(f)(2)(A) OF

THE INVESTMENT COMPANY ACT OF 1940

With respect to the policy described in this Registration Statement, Massachusetts Mutual Life Insurance Company hereby represents that the fees and charges deducted under the Group Flexible Premium Variable Adjustable Life Insurance Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Massachusetts Mutual Life Insurance Company.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Massachusetts Mutual Variable Life Separate Account I, has duly caused this Pre-Effective Amendment No. 1 to Registration Statement No. 333-215823 to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Springfield, Commonwealth of Massachusetts, on the 11th day of May, 2017.

MASSACHUSETTS MUTUAL VARIABLE LIFE SEPARATE ACCOUNT I (Registrant)

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY (Depositor)

By:	ROGER W. CRANDALL *
Roger W. Crandall
President and Chief Executive Officer
(principal executive officer)
Massachusetts Mutual Life Insurance Company

As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to Registration Statement No. 333-215823 has been signed on its behalf by the following persons in the capacities and on the dates indicated.

Signature**	Title	Date

ROGER W. CRANDALL *	Director and Chief Executive Officer	May 11, 2017
Roger W. Crandall	(principal executive officer)

ELIZABETH A.WARD *	Chief Financial Officer	May 11, 2017
Elizabeth A.Ward	(principal financial officer)

KENNETH LANGEVIN *	Controller	May 11, 2017
Kenneth Langevin	(principal accounting officer)

MARK T. BERTOLINI *	Director	May 11, 2017
Mark T. Bertolini

KAREN H. BECHTEL *	Director	May 11, 2017
Karen H. Bechtel

KATHLEEN A. CORBET *	Director	May 11, 2017
Kathleen A. Corbet

JAMES H. DEGRAFFENREIDT, JR. *	Director	May 11, 2017
James H. DeGraffenreidt, Jr.

ROBERT A. ESSNER *	Director	May 11, 2017
Robert A. Essner

ISABELLA D. GOREN *	Director	May 11, 2017
Isabella D. Goren

JEFFREY M. LEIDEN *	Director	May 11, 2017
Jeffrey M. Leiden

Director
Marc F. Racicot

LAURA J. SEN *	Director	May 11, 2017
Laura J. Sen

WILLIAM T. SPITZ *	Director	May 11, 2017
William T. Spitz

H. TODD STITZER *	Director	May 11, 2017
H. Todd Stitzer

/s/ GARY F. MURTAGH
* Gary F. Murtagh
Attorney-in-Fact pursuant to Powers of Attorney

** MAJORITY OF DIRECTORS

INDEX TO EXHIBITS